
11006473


MARTHA
STEWART


SEC MAIL PROCESSING
RECEIVED
APR 06 2011
WASH, D.C.
200
SECTION

MARTHA STEWART LIVING OMNIMEDIA, INC.

2010 ANNUAL REPORT

2011 NOTICE OF ANNUAL MEETING
AND
PROXY STATEMENT

A Letter
From Charles Koppelman

Dear Fellow Stockholders,

The year 2010 was one of hard work and significant progress for MSLO. We largely completed the transformation of our merchandising business, remade our television business through our groundbreaking deal with Hallmark, and entered 2011 seeing improving performance trends in our publishing segment, which includes our print and digital offerings. We believe the Company is poised to begin showing improved financial performance as the result of our efforts and that our businesses have a solid foundation on which to build in the coming years.

MSLO's revenue in 2010 of $230.8 million was off from the $244.8 million reported for the prior year, but the 2009 figure includes $24.5 million in revenue from the now-concluded Kmart relationship , compared with only $1.2 million of Kmart revenue in 2010. Adjusting for Kmart revenues in both years and other nonrecurring items—including the 2009 benefit from TurboChef, an equity make-whole payment in Merchandising, and the 2010 benefit we received from licensing our film library to Hallmark—our revenue for the year actually increased approximately $10 million.

We also closed the year on a healthy note financially, with a profitable fourth quarter, a solid cash and investments position of $33 million, and manageable debt levels. Total corporate expenses in 2010 were reduced by $8.9 million over the prior year.

This performance shows that our strategy is beginning to work, and we're excited about the possibilities ahead across our businesses. Let's start with Merchandising. Excluding Kmart revenue in both years, merchandising revenue grew 48% in 2010. Beginning with the second quarter of 2011, the business's results will no longer compare with prior-year Kmart performance, enabling it to better show the fruits of the transformation we have executed over the past several years.

Today, with Merchandising President and CEO Robin Marino, we manage about 20 partnerships in our diversified merchandising portfolio. This includes The Home Depot, which has our products in all of its approximately 2,200 stores across North America, and Macy's, which has the *Martha Stewart Collection* in all of its approximately 650 stores that sell home products. Each of these relationships is performing very well. We've also built strong businesses in pets and crafts; both are categories where we have strong brand equity and growth opportunity. *Martha Stewart Pets* can be found in PetSmart's nearly 1,200 stores, while *Martha Stewart Crafts* can be found in Jo-Ann Fabric and Craft Stores and Michaels in the United States and in 56 countries as of early 2011. Our portfolio also includes additional partnerships under the Martha brand as well as Chef Emeril Lagasse's branded product offerings.

The four leading revenue streams—The Home Depot, Macy's, *Martha Stewart Crafts*, and *Martha Stewart Pets* at PetSmart—plus our Emeril-branded partnerships, generated about $750 million in retail sales in 2010, and we think that number could grow to more than $1 billion in 2011. Even more important, after a year in which we invested in the launch into The Home Depot and the pets category, the business is beginning to scale. As a result, we believe Merchandising is poised to deliver more earnings to the bottom line as royalty revenue grows.

Our largest revenue business, Publishing, now includes the consolidated operations of our print and digital platforms, reflecting the operating synergies between these activities. The advertising business has been challenging for magazines, but we've seen encouraging trends entering 2011 and continued economic improvement supports our cautious optimism. We also increased the rate bases at *Martha Stewart Living, Everyday Food,* and *Whole Living* at the end of 2010, a validation of firm readership trends and the overall competitiveness of our leading titles.

Publishing, of course, is increasingly about more than magazines. The segment includes our best-selling books, and we're also migrating our great content, creative ideas, and beautiful photography to mobile platforms, including smartphones and tablets. It's too early to tell how big of a business digital apps will be.

Our digital properties continue to gather steam with consumers and advertisers. Digital advertising revenue was up 26% in 2010, and traffic to our websites continues to increase. Our digital offerings are becoming richer and deeper from a content perspective, and we are getting better every day at promoting our content and the messages that advertisers want to deliver.

Our broadcasting business, which includes our television shows and radio channel, ended the year by beginning to show a glimmer of the possibilities of our new relationship with the Hallmark Channel. Martha's programming showed improved ratings over the November-December holiday period, and we continue to bring new programming to the network. In fact, Emeril will be bringing his talents to Hallmark later this year.

We think the move to Hallmark was a good one for us, and that it will prove a good one for our stockholders over time. Having a central home for Martha should give us the ability to develop a mix of attractive programming that features our talent and airs on a single channel at consistent time periods across the country, so that viewers know where to find us. The Hallmark relationship also allows us to continue to own the programs we create, with the added benefit of not paying distribution fees—an economic advantage over our prior syndication deal.

The sum total of a busy, productive 2010 across our merchandising and media properties is this: a company that has been transformed strategically and is positioned for growth. We're a more diverse company today than we've ever been. We enjoy strong partnerships with some of the nation's top retailers and brands. We have a sound strategy to build Broadcasting. And we are capitalizing on new-media platforms as we leverage the strength of our brand in print and online.

We're looking forward to building on our strengthened position as we execute our business plan in an improving economic environment. As we move forward, we appreciate the continued support and confidence of our business partners, the millions of fans and customers of Martha and Emeril, our employees, and of course, you, our stockholders.

Sincerely,



Charles A. Koppelman
Executive Chairman and Principal Executive Officer

A Letter
From Martha Stewart

Dear Fellow Stockholders:

Last December marked an important milestone in our company's history: the 20th anniversary of our flagship magazine, *Martha Stewart Living*. Back in 1990, we were a start-up magazine forging a new frontier in the area of lifestyle. The success of *Living* engendered dreams of synergy, of omnimedia ventures, of incorporating print, television, Internet, and merchandising into one cohesive company. With equal measures of hard work, determination, and creativity, we achieved that goal.

But the goalpost is always moving. There is so much more before us and we are forging ahead, in many different and we think promising directions, all of which tap our commitment to quality, style, and innovation. *Innovation* is a word used often in our offices, during operational meetings, product design reviews, and editorial brainstorming sessions. It is among our "brand words"—words that define who we are as a company and what consumers expect from us. It is what we expect from ourselves. Innovation is a guiding principle in all our endeavors across all our business segments. For a company to thrive and grow, it must be forward thinking and capable of rising to meet the challenges of a changing world with ingenuity and invention.

At Martha Stewart Living Omnimedia, we are very excited to be reimagining and reinventing our creative content for a new era. With the advent of tablet devices such as the iPad and ever more sophisticated mobile technology, we are able to provide a fresh way for people to experience our content. In 2010, we introduced several exciting new digital apps, including *Martha's Everyday Food* for the iPhone and iPod Touch, *Martha Stewart Makes Cookies* for the iPad and now the iPhone, and a special digital edition of *Martha Stewart Living* called *Boundless Beauty,* with all original content for the iPad. All our apps have been very well received by consumers and critics alike.

Boundless Beauty, our first iPad app, has set a new standard for digital publications. The extraordinary digital content includes an animated cover image of a single 'Madylone' peony unfurling, panoramic views of my farm, a breathtaking photo essay and video about salmon fishing in Alaska, and much, much more. The technology allows us to bring a new dimension to our storytelling, exciting and inspiring readers, and the issue quickly became the best-selling app in the lifestyle category in Apple's App Store. *Time* magazine ranked the cover as one of the 10 best of 2010. In 2011, we have introduced monthly digital editions of *Martha Stewart Living* and *Everyday Food,* as well as a new egg-decorating app for Easter, with even more in store.

There is no question that the digital world is here to stay. It is important for us to remain on the vanguard of what is a changing landscape and to explore new frontiers and developments. At the same time we remain committed to publishing the beautiful and informative print editions of our magazines, *Martha Stewart Living, Martha Stewart Weddings, Everyday Food,* and *Whole Living*. In the past year, we also introduced several new international editions of our magazines; we have a presence in 13 countries and counting. In addition, we added several best-selling books to our library of creative content, including *Everyday Food: Fresh Flavor Fast, Martha Stewart's Encyclopedia of Sewing and Fabric Crafts,* and *Power Foods*. In 2011, *Martha Stewart's New Pies & Tarts* has been released, which will be followed by *Martha's Entertaining* in the fall.

In the past year, we also took a leap into a new television era. As audiences become more fragmented and dispersed, we believe it's important to think beyond the confines of network television and explore the potential of cable and all that it offers. In 2010, we did exactly that, moving to our new television home on Hallmark Channel and becoming one of the first brands to create a significant block of daily lifestyle programming on a dedicated cable channel. Our line-up includes the Emmy Award-winning *The Martha Stewart Show,* now in its sixth season, as well as new shows such as *Mad Hungry With Lucinda Scala Quinn* and, more recently, *Petkeeping With Marc Morrone.* Earlier in 2011, we introduced *Martha Bakes,* my weekly teaching course for the home baker featuring the best of the best for many of my favorite recipes. In addition, we are offering prime-time holiday and interview specials that are designed to be informative, entertaining, and inspiring.

We also broke new ground in Merchandising in 2010. Our *Martha Stewart Living* line of home-improvement products at The Home Depot has been an exciting addition to our portfolio. In January 2011, we celebrated the first anniversary of our partnership with The Home Depot, where we are making our mark (just as we did at mass market with Kmart) by becoming the first lifestyle brand with a significant presence in the home-improvement space. Over the past year, we have introduced innovative ideas and solutions across multiple categories, from outdoor furniture and gardening tools to carpets and kitchens. We also launched in the pets category with our *Martha Stewart Pets* line at PetSmart stores. The new line, which includes a wide range of pet products, including apparel, collars, leashes, bedding, feeding, grooming, and bathing supplies, reflects my lifelong dedication to animals and to ensuring that they are well cared for, happy, and comfortable.

These new product programs complement our *Martha Stewart Collection* line at Macy's, our *Martha Stewart Crafts* line at Michaels and Jo-Ann Fabric and Craft, and our other merchandising offerings.

We view 2010 as an important and productive year for the company. A great deal of credit for our accomplishments goes to our creative and industrious employees. Many of them have been working with me since the very beginning. But just as valuable are the new additions to our team who bring a fresh perspective and fresh ideas to our business. In the past year, we've been especially blessed with new talent, including the Editor in Chief of *Martha Stewart Living* Pilar Guzmán, SVP of Communications and Marketing Sarah Gormley, SVP of Digital Programming & Strategy Missy Foristall, Editor in Chief of *Martha Stewart Weddings* Elizabeth Graves, and SVP of Human Resources Tanya Saffadi. This is an exciting time for our company as we continue to build, explore, invent, imagine, and innovate. We want MSLO to be in the forefront always, and I'm honored that you are joining us on this journey.

Sincerely,



Martha Stewart
Founder

FORM 10-K

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010

MARTHA STEWART LIVING OMNIMEDIA, INC.

[THIS PAGE INTENTIONALLY LEFT BLANK]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2010

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from to

Commission file number 001-15395

MARTHA STEWART LIVING OMNIMEDIA, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware **(State or Other Jurisdiction of Incorporation or Organization)**	**52-2187059** **(I.R.S. Employer Identification No.)**
601 West 26th Street, New York, New York **(Address of Principal Executive Offices)**	**10001** **(Zip Code)**

Registrant's telephone number, including area code: (212) 827-8000

Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Class A Common Stock, Par Value $0.01 Per Share	New York Stock Exchange

Securities Registered Pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 of Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting stock held by non-affiliates of the registrant, computed by reference to the number of shares outstanding and using the price at which the stock was last sold on June 30, 2010, was $130,482,564.*

* Excludes 1,745,612 shares of our Class A Common Stock, and 26,690,125 shares of our Class B Common Stock, held by directors, officers and 10% stockholders, as of June 30, 2010. Exclusion of shares held by any person should not be construed to indicate that such person possesses the power, direct or indirect, to direct or cause the direction of the management or policies of the Company, or that such person controls, is controlled by or under common control with the Company.

Number of Shares Outstanding As of March 10, 2011
29,014,627 shares of Class A Common Stock
26,067,961 shares of Class B Common Stock

Documents Incorporated by Reference.

Portions of Martha Stewart Living Omnimedia, Inc.'s Proxy Statement for Its 2011 Annual Meeting of Stockholders are Incorporated by Reference into Part III of This Report.

[THIS PAGE INTENTIONALLY LEFT BLANK]

TABLE OF CONTENTS

PART I

In this Annual Report on Form 10-K, the terms "we," "us," "our," "MSO" and the "Company" refer to Martha Stewart Living Omnimedia, Inc. and, unless the context requires otherwise, Martha Stewart Living Omnimedia LLC ("MSLO LLC"), the legal entity that, prior to October 22, 1999, operated many of the businesses we now operate, and their respective subsidiaries.

FORWARD-LOOKING STATEMENTS

All statements in this Annual Report on Form 10-K, except to the extent describing historical facts, are "forward-looking statements," as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements represent our current beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. These statements often can be identified by terminology such as "may," "will," "should," "could," "expects," "intends," "plans," "anticipates," "believes," "estimates," "potential" or "continue" or the negative of these terms or other comparable terminology. Our actual results may differ materially from those projected in these statements, and factors that could cause such differences include those factors discussed in "Risk Factors" in Item 1A of this Annual Report on Form 10-K and those discussed in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7, as well as other factors. Forward-looking statements herein speak only as of the date of filing of this Annual Report on Form 10-K. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in the reports we file with the Securities and Exchange Commission (the "SEC").

PART I

Item 1. *Business.*

OVERVIEW

We are an integrated media and merchandising company providing consumers with inspiring lifestyle content and well-designed, high-quality products. We are organized into three business segments with Publishing and Broadcasting representing our media segments that are complemented by our Merchandising segment, a combination that enables us to cross-promote our content and products.

Our growth strategy is three-pronged:

- Strengthen and expand our media business by building new brands, exploring new distribution opportunities for our assets, and further capitalizing on our ability to offer cross-platform programs to advertisers
- Grow our merchandising business by leveraging our brand equity to expand established businesses and by diversifying into new categories and distribution channels; and
- Expand internationally

The media and merchandise we create generally encompass the following core areas:

- Cooking and Entertaining (recipes, techniques, and indoor and outdoor entertaining)
- Holidays (celebrating special days and special occasions)
- Crafts (how-to projects)
- Home (decorating, collecting and renovating)
- Whole Living (healthy living and sustainable practices)
- Weddings (all aspects of planning, celebrating and commemorating a wedding)
- Organizing (homekeeping, clotheskeeping, restoring and other types of domestic maintenance)
- Gardening (planting, landscape design and outdoor living)
- Pets (grooming, apparel, feeding and health)

As of March 1, 2011, we had approximately 615 employees. Our revenues from foreign sources were $6.5 million, $10.8 million and $13.4 million in 2010, 2009 and 2008, respectively, which were largely comprised of international sales of television content. In the future, we plan to grow international revenues from other areas of our business. Substantially all of our assets are located within the United States.

HISTORY

Martha Stewart published her first book, *Entertaining*, in 1982. Over the next eight years she became a well-known authority on the domestic arts, authoring eight more books on a variety of our core content areas. In 1990, Time Publishing Ventures, Inc. ("TPV"), a subsidiary of Time Inc., launched *Martha Stewart Living* magazine with Ms. Stewart serving as its editor-in-chief. In 1993, TPV began producing a weekly television program, *Living*, hosted by Ms. Stewart. In 1995, TPV launched a mail-order catalog, *Martha by Mail*, which made available products featured in, or developed in connection with, the magazine and television program. In late 1996 and early 1997, a series of transactions occurred resulting in MSLO LLC acquiring substantially all Martha Stewart-related businesses. Ms. Stewart was the majority owner of MSLO LLC; TPV retained a small equity interest in the business. On October 22, 1999, MSLO LLC merged into MSO, then a wholly owned subsidiary of MSLO LLC. Immediately following the merger, we consummated an initial public offering.

BUSINESS SEGMENTS

Our three business segments are described below. Additional financial information relating to these segments may be found in Note 16, *Business Segments*, in the Notes to Consolidated Financial Statements.

PUBLISHING

In 2010, we announced our plan to report a "new" Publishing segment which encompasses our print and digital distribution platforms that were previously reported in our Publishing and Internet segments. We have been continuing to execute our strategy to leverage our core content across our print and digital platforms more efficiently by further centralizing the creative process. In addition, during the fourth quarter of 2010, we reorganized our advertising sales force to centralize selling efforts across all media. As a result of these fundamental changes in the way we view our business, we evaluated our operating segments and determined that the print and digital platforms no longer met the definition of separate operating segments in accordance with Accounting Standards Codification 280, *Segment Reporting*. The new Publishing operating segment provides management with a more meaningful assessment of the operating performance of our print and digital platforms. All discussions of the Publishing operating segment, as well as Publishing segment financial information contained in Note 16, *Business Segments*, in the Notes to Consolidated Financial Statements, have been restated to reflect the results of the new Publishing operating segment.

In 2010, our Publishing segment accounted for 63% of our total revenues, consisting of operations related to magazine and book publishing and digital distribution, principally through our website, *marthastewart.com.* Revenues from magazine and digital advertising represented approximately 66% of the segment's revenues in 2010, while circulation revenues represented approximately 32% of the segment's revenues.

Magazines

Martha Stewart Living. Our flagship magazine, *Martha Stewart Living*, is the foundation of our publishing business. Launched in 1990 as a quarterly publication with a circulation of 250,000, we currently publish *Martha Stewart Living* on a monthly basis with a rate base of 2.05 million, effective with the January 2011 issue. The magazine appeals primarily to the college-educated woman between the ages of 25 and 54 who owns her principal residence. *Martha Stewart Living* offers lifestyle ideas and original how-to information in a highly visual, upscale editorial environment. The magazine has won numerous prestigious industry awards and generates a majority of our magazine revenues, primarily from advertising revenue.

Martha Stewart Weddings. We launched *Martha Stewart Weddings* in 1994, originally as an annual publication. In 1997, it went to semi-annual publication and became a quarterly in 1999. *Martha Stewart Weddings* targets the upscale bride and serves as an important vehicle for introducing young women to our brands. *Martha Stewart Weddings* is distributed primarily through newsstands. In addition to quarterly publications, we have issued special publications including, most recently, *Martha Stewart Weddings – Destination Weddings and Dream Honeymoons*, which was on sale in the fourth quarter of 2010.

Everyday Food. We launched *Everyday Food* in September 2003 after publishing four test issues. This digest-sized magazine featuring quick, easy recipes was created for the supermarket shopper and the everyday cook. *Everyday Food* targets women ages 25 to 49 and is intended to broaden our consumer audience while developing a new brand and diversifying our revenue.

Whole Living. In August 2004, we acquired certain assets and liabilities of *Body + Soul* magazine and *Dr. Andrew Weil's Self Healing* newsletter ("Body & Soul Group"), publications featuring "natural living" content. In 2010, we discontinued our relationship with Dr. Andrew Weil and no longer publish *Dr. Andrew Weil's Self Healing* newsletter or any Dr. Weil special interest publications. Effective with the June 2010 issue, we changed the name of *Body + Soul/Whole Living* magazine to *Whole Living* in an attempt to more effectively integrate with our corresponding website, *wholeliving.com*, and to broaden the editorial coverage of the magazine, which we believe may provide opportunities to increase consumer and advertising demand.

Magazine Summary

Certain information related to our subscription magazines is as follows:

Title	2009 Rate Base *	2010 Rate Base *	2011 Rate Base *	Frequency
Martha Stewart Living	2,025,000	2,025,000	2,050,000	12
Martha Stewart Weddings	N/A***	N/A***	N/A***	5**
Everyday Food	1,000,000	1,000,000	1,025,000	10
Whole Living	600,000	650,000	700,000	10

* Rate base increases are effective with the January issues which typically are on sale in December of the prior fiscal year.

** Includes one special issue of *Martha Stewart Weddings*

*** Does not have a stated rate base.

Special Interest Publications. In addition to our periodic magazines, we occasionally publish special interest magazine editions. Our special interest publications provide in-depth advice and ideas around a particular topic in one of our core content areas, allowing us to leverage our distribution network to generate additional revenues. Our special interest publications are sold at newsstands and may include advertising. In 2010, we published the *Martha Stewart Living Halloween Special* and the *Martha Stewart Holiday Special.*

Magazine Production, Distribution and Fulfillment. We print most of our domestic magazines under agreements with R. R. Donnelly and currently purchase paper through an agreement with Time Inc. As paper prices decreased in 2009 and 2010 because of lower market demand, the paper mills consolidated operations in response to the declining paper demand. We expect paper pricing to increase in 2011 due to the consolidation of the paper mills along with increased costs of raw materials, energy and fuel. We also expect our costs for magazine distribution to be higher in 2011 due to higher fuel costs. We use no other significant raw materials in our businesses. Newsstand distribution of the magazines is handled by Time Warner Retail Sales and Marketing ("TWRSM"), an affiliate of Time Inc., under an agreement that expires in June 2014. Subscription fulfillment services for our magazines are provided by Time Customer Service, another affiliate of Time Inc., under an agreement that expires in June 2014.

Books

In the second quarter of 2007, we announced a multi-year agreement with Clarkson Potter/Publishers to publish 10 Martha Stewart branded books. Subsequent amendments ultimately increased the number of books to be delivered to 17, of which 14 have been delivered and accepted through December 31, 2010. We are currently in negotiations for a new multi-year, multi-book agreement and expect to continue providing Martha Stewart branded books in the future. In 2010, three books were published under this agreement — *Everyday Food–Fresh Flavors Fast, Martha Stewart's Encyclopedia of Sewing & Fabric Crafts* and *Power Foods.*

In August 2008, we announced a multi-year agreement with Harper Studio to publish 10 Emeril Lagasse branded books, of which 4 have been delivered and accepted through December 31, 2010. One book, *Farm to Fork: Cooking Local, Cooking Fresh*, was published under this agreement in 2010.

Through our efforts in the books business and the rights we acquired related to Emeril's book backlist, we now have a library of approximately 80 books.

Digital Properties

marthastewart.com

The *marthastewart.com* website is the flagship address of our digital properties, offering a vast quantity of continually updated articles and recipes developed from several Martha Stewart brands, including our magazine properties. Since the website's relaunch in 2007 as a content-focused, advertising-driven media website, *marthastewart.com* has received many industry awards. The website provides engaging experiences in several lifestyle categories: food, entertaining, holidays, home and garden, crafts and pets. The website also serves as a gateway to our other properties, including *wholeliving.com* and *marthastewartweddings.com*. In 2010, we invested in a replatforming of our website that will allow for additional functionality in 2011 and beyond. The enhancements to the website are expected to improve user engagement and expand our advertising inventory which, together, is expected to drive growth in our audience and revenues.

marthastewartweddings.com

In 2008, we launched *marthastewartweddings.com* to guide brides-to-be through the planning and designing of their weddings, with a strong emphasis on identifying and developing each bride's personalized wedding style.

wholeliving.com

In 2008, we also launched *wholeliving.com*, a website designed to help women achieve their goals for living better lives, with a focus on wellness and beauty, healthy recipes, green living, fitness, and personal happiness. In 2010, in conjunction with the change in title of the magazine *Body + Soul/Whole Living* to *Whole Living*, unique visitors to *wholeliving.com* doubled due to improvements in branding, product and programming and due to an increase in popularity of this lifestyle category overall.

WeddingWire

In the first quarter of 2008, we entered into a series of transactions with WeddingWire to acquire approximately 43% of the equity in WeddingWire, a localized wedding platform that combines an online marketplace with planning tools and a social community. The addition of WeddingWire's planning tool set to our site expands our wedding's franchise and further builds our interactive community by adapting WeddingWire's technology for other digital content areas.

pingg

In the fourth quarter of 2008, we entered into an agreement with pingg to acquire approximately 21% of the equity in pingg, an online invitation and event management site. Some of the most popular searches on *marthastewart.com* relate to entertaining, including baby and bridal showers, birthday parties and graduation parties. Visitors to the pingg site can conveniently create online invitations for their events by incorporating the beautiful imagery and photography for which the Martha Stewart brand is known.

Ziplist

In May 2009, we entered into an agreement with Ziplist to acquire a minority equity stake of approximately 10% of the equity in Ziplist, a company which provided us with the technology to power our *Martha's Everyday Food* App for the iPhone and Ipod touch. This application became available in the first quarter of 2010. Ziplist is a customizable, multiplatform digital grocery planning and shopping list service. Ziplist allows our customers to add any recipe's ingredients to their grocery lists with one click and those lists can then be synced and shared online.

Apps

In 2010, we developed two digital apps that were available for purchase through Apple iTunes. One app was a digital magazine specifically designed for the Apple iPad subtitled "Boundless Beauty" which coincided with the 20th anniversary of the *Martha Stewart Living* magazine. The other app that launched in 2010 was our Cookie app for the iPad that included over 50 recipes, as well as built-in timers, grocery lists, videos and innovative search and organizing options.

Competition

Publishing is a highly competitive business. Our magazines, books and digital apps compete not only with other magazines, books and digital apps, but also with other mass media, websites and many other types of leisure-time activities. Competition for advertising dollars in magazine operations is primarily based on advertising rates, as well as editorial and aesthetic quality, the desirability of the magazine's demographic, reader response to advertisers' products and services and the effectiveness of the advertising sales staff. *Martha Stewart Living* competes for readers and advertising dollars with women's service, decorating, cooking and lifestyle magazines and websites. *Everyday Food* competes for readers and advertising dollars with women's service and cooking magazines and websites. *Martha Stewart Weddings* competes for readers and advertising dollars primarily with wedding service magazines and websites. *Whole Living* competes for readers and advertising dollars primarily with women's lifestyle, health, fitness, and natural living magazines and websites. Our special interest publications can compete with a variety of magazines depending on the focus of the particular issue. Capturing advertising sales for our digital properties is highly competitive as well. *marthastewart.com* competes with other how-to, food and lifestyle websites. Our challenge is to attract and retain users through an easy-to-use and content-relevant website. Competition for advertising rates is based on the number of unique users we attract each month, the demographic profile of that audience and the number of pages they view on our site.

Seasonality

Our Publishing segment can experience fluctuations in quarterly performance due to variations in the publication schedule from year to year, timing of direct mail expenses, delivery and acceptance of books under our long-term book contracts and variability of audience and traffic on *marthastewart.com*, as well as other seasonal factors. Not all of our magazines are published on a regularly scheduled basis throughout the year. For example, *Martha Stewart Weddings* was published five times in 2009: two issues in the second quarter and three issues in the fourth quarter. In 2010, *Martha Stewart Weddings* was also published five times, but in different quarters from 2009: one issue in each of the first, second, and third quarters; and two issues in the fourth quarter. Additionally, the publication schedule for our special interest publications can vary and lead to quarterly fluctuations in the Publishing segment's results. Advertising revenue on *marthastewart.com* is typically highest in the fourth quarter of the year due to higher consumer demand in our holiday content areas, and corresponding higher advertiser demand to reach our audience demographic with their marketing messages.

BROADCASTING

Our Broadcasting business segment accounted for 18% of our total revenues in 2010. The segment consists of operations relating to the production of television programming, the domestic and international distribution of our library of programming in existing and repurposed formats, revenue derived from the provision of talent services, and the operations of our satellite radio channel. We generally own the copyrights in the programs we produce for television and radio distribution.

The Martha Stewart Show launched in September 2005 as a syndicated daily lifestyle series hosted by Martha Stewart and it generates the majority of the Broadcasting segment's revenue. Filmed in front of a studio audience, the Emmy™ Award-winning show consists of several segments within each episode, featuring inspiring ideas and new projects from one or several of our core content areas. NBC Universal Domestic Television Distribution distributed the program domestically through season 5.

In 2010, we partnered with Hallmark Channel, a cable television network owned and operated by Crown Media Holdings, Inc., to exclusively televise original episodes of the *The Martha Stewart Show* that began with the launch of season 6 in September 2010. As part of the agreement, we also agreed to develop a range of new and original series and prime time specials, which now include *Mad Hungry with Lucinda Scala Quinn*, *Martha Bakes* and *Petkeeping with Marc Morrone*. We own the television content we produce for Hallmark Channel and we have the ability in the future to further monetize these assets. Similar to the agreement for syndicated distribution, revenues for *The Martha Stewart Show* on Hallmark Channel are mostly comprised of advertising, product integration and licensing revenues. Revenues for the companion programs on Hallmark Channel generally consist of licensing revenue.

In 2008, the "Whatever Girls," a popular duo on the *Martha Stewart Living Radio* channel on Sirius XM Radio, debuted a television show called *Whatever Martha!,* which includes original commentary on classic clips of *Living*, a show we previously produced that ceased airing in September 2004. The first two series of *Whatever Martha!* aired on the Fine Living cable channel and the third series is expected to air on Hallmark Channel.

From 2005 to 2010, *Everyday Food*, a half-hour original series inspired by the magazine of the same name, aired weekly on PBS stations nationwide. Unlike revenues for *The Martha Stewart Show,* revenues for the *Everyday Food* series were provided by underwriters.

Emeril Lagasse provides various television services for us as part of our Broadcasting segment growth strategy. During 2008, we entered into an agreement with Discovery Talent Services LLC pursuant to which Emeril Lagasse provides talent services for the television series *Emeril Green* that airs daily on Discovery's Planet Green channel. In 2010, Emeril Lagasse hosted several new shows including a new, hour-long television series, *The Emeril Lagasse Show*, which was broadcast on ION Television. *Fresh Food Fast*, hosted by Emeril Lagasse on TVFN's new Cooking Channel, also began airing in 2010. This half-hour show features Chef Emeril Lagasse as he focuses on local produce and quick meals. In 2011, Emeril Lagasse is expected to host a new primetime show on the Cooking Channel, as well as a new cooking series that will be aired on Hallmark Channel.

In November 2009, we renewed our agreement with Sirius XM Radio for an additional two years. The *Martha Stewart Living Radio* channel launched on Sirius Satellite Radio, now known as Sirius XM Radio, in November 2005 providing programming 24 hours a day, seven days a week, of which 65 hours each week is original programming created by our experts.

Competition

Broadcasting is a highly competitive business. Overall competitive factors in this segment include programming content, quality and distribution as well as the demographic appeal of the programming. Competition for television and radio advertising dollars is based primarily on advertising rates, audience size and demographic composition, viewer response to advertisers' products and services and effectiveness of the advertising sales staff. Our television programs compete directly for viewers, distribution and/or advertising dollars with other lifestyle and how-to television programs, as well as with general programming on other television stations and all other competing forms of media. Our radio programs compete for listeners with similarly themed programming on both satellite and terrestrial radio.

Seasonality

Our Broadcasting segment can experience fluctuations in quarterly performance due to, among other things, seasonal advertising patterns, seasonal influences on people's viewing habits and audience increases for our programming during holiday seasons. Because television seasons run 12 months beginning and ending in the middle of September, the 2010 results include a large portion of season 5 of *The Martha Stewart Show* which aired in syndication and the first 16 weeks of season 6 of *The Martha Stewart Show*, which now airs on cable. While repeat episodes air over the summer, original episodes typically run September to May and generally command higher ratings and revenues.

MERCHANDISING

Our Merchandising segment contributed 19% of our total revenues in 2010. The segment consists of operations related to the design of merchandise and related packaging, promotional and advertising materials, and the licensing of various proprietary trademarks, in connection with retail programs conducted through a number of retailers and manufacturers. Pursuant to agreements with our retail and manufacturing partners, we are typically responsible for the design of all merchandise and/or related packaging, signage, advertising and promotional materials. Our retail partners source the products through a manufacturer base and are mostly responsible for the promotion of the product. Our manufacturing partners source and/or produce the branded products together with other lines they make or sell. Our licensing agreements do not require us to maintain any inventory nor incur any meaningful expenses other than employee compensation. We own all trademarks for each of our branded merchandising programs and generally retain all intellectual property rights related to the designs of the merchandise, packaging, signage and collateral materials developed for the various programs.

Select Licensed Retail Partnerships

Martha Stewart Living at The Home Depot

In 2010, we launched the *Martha Stewart Living* program at The Home Depot, which is currently available at all of The Home Depot's 1,976 stores in the United States and all of the 179 The Home Depot stores in Canada, as well as on homedepot.com and Home Decorators Collection catalog business. The *Martha Stewart Living* program at The Home Depot encompasses a broad range of home décor, seasonal and outdoor living products, including paint, storage and organization, outdoor furniture, garden seeds, wall-to-wall carpet, indoor and outdoor area rugs, drapery and drapery hardware, cabinetry, countertops, and seasonal holiday decor.

Martha Stewart Collection at Macy's

In September 2007, we introduced the *Martha Stewart Collection* exclusively at Macy's. It is currently available at the nearly 650 Macy's stores in the United States that offer home products, as well as macys.com. The *Martha Stewart Collection* line encompasses a broad range of home goods, including bed and bath décor and textiles, housewares, food preparation and other kitchen items, tabletop, holiday decorating and trim-a-tree items.

Sandals® Weddings by Martha Stewart

In October 2009, we launched the *Sandals® Weddings by Martha Stewart* partnership with Sandals Resorts International. The exclusive line of Martha Stewart themed destination weddings is available at any of the 17 Luxury Included® Sandals Resorts and Beaches Resorts across the Caribbean.

Martha Stewart Flowers with 1-800-Flowers

In the second quarter of 2010, we announced the early termination of our agreement with 1-800-Flowers.com, our co-branded floral, plant and gift baskets program.

Martha Stewart Everyday at Kmart and Sears Canada

In the United States, we had an exclusive license agreement with Kmart Corporation in the mass-market channel that began in 1997 and ended in January 2010 and which provided for annual minimum royalties. In 2010, Kmart represented only 1% of total Company revenues, but represented approximately 10% of total Company revenues in each of 2008 and 2009. Kmart's contribution to both total Merchandising revenues and total Company revenues decreased materially from 2007 through 2010 mostly as the result of a decrease in the annual minimum royalties due from Kmart and the continued diversification of our business. In Canada, we had an exclusive license agreement with Sears Canada for *Martha Stewart Everyday* from September 2003 to August 2008.

Select Licensed Martha Stewart Manufacturing Partnerships

Martha Stewart Crafts

In May 2007, we launched *Martha Stewart Crafts*, a paper-based crafting program with our manufacturing partner, Wilton Properties Inc. (formerly UCG Paper Crafts Properties Inc. and EK Success, LTD), at Michael's stores in the United States. The program consists of tools, embellishments, paper/albums, and other seasonal products. Distribution for this program has expanded to include multiple specialty and independent craft chains in the United States and internationally.

In July, 2010 we expanded our *Martha Stewart Crafts* offerings by partnering with Provo Craft to launch the Cricut Cake® Martha Stewart Crafts™ Edition product, a cake decorating machine and electronic cutter that precisely cuts gum paste, frosting sheets, and more.

In 2011, we will be further expanding our *Martha Stewart Crafts* portfolio by introducing a line of craft paints with Plaid and a line of yarns and looms with Lion Brand.

Martha Stewart Pets with Age Group

In July 2010, we launched the *Martha Stewart Pets* line developed in partnership with Age Group Ltd and sold currently at Petsmart stores. The program consists of wide range of pet accessories, including apparel, collars, leashes, bedding, grooming supplies, toys and more.

KB Home / Martha Stewart Homes

We have had a partnership with KB Home for the development of *Martha Stewart Homes* since 2005 and have recently extended the term of our agreement. The KB Home communities created with Martha Stewart feature homes with unique exterior and interior details that are inspired by Martha Stewart's own homes. The *Martha Stewart Homes* are currently available at multiple communities in California, Colorado, North Carolina and Florida. We also offer a range of design options, featured exclusively at KB Home Studios nationwide.

Select Licensed Emeril Lagasse Manufacturing Partnerships

We acquired certain licensing agreements in connection with our April 2008 acquisition of specific Emeril Lagasse assets and have entered into new licensing agreements following the acquisition. These licensing agreements are primarily associated with partnerships with various food and kitchen preparation manufacturers that produce products under the Emeril Lagasse brand.

Emerilware by All-Clad

Introduced in August 2000, *Emerilware* by All-Clad consists of lines of high-quality, gourmet cookware and barbeque tools available at department stores and specialty retail outlets across the United States, as well as through the Home Shopping Network.

Emerilware by T-Fal

Launched in November 2006, *Emerilware* by T-FAL is a line of small kitchen appliances available at department stores and specialty retail outlets across the United States, as well as through the Home Shopping Network.

Emeril's Original with B&G Foods

In September 2000, Emeril Lagasse introduced with B&G Foods, *Emeril's Original*, a signature line of seasonings, salad dressings, basting sauces and marinades, mustards, salsas, pasta sauces, pepper sauces, spice rubs, cooking sprays and stocks available at supermarkets and specialty markets across the United States, as well as through the Home Shopping Network.

Emeril's Gourmet Coffee with Timothy's World Coffee

Launched in September 2007, *Emeril's Gourmet Coffee with Timothy's World Coffee* is a single-cup coffee program comprised of flavored coffees inspired by Emeril Lagasse. The program is available in department and specialty stores nationwide, as well as certain national hotel chains.

Other Emeril Manufacturing Partnerships

In 2010, we introduced a variety of new partnerships, including *Emerilware Cutlery with Lehrhoff ABL Inc. Cutlery*, which is a branded cutlery collection that includes knives and cutting boards. The line, which was launched on the Home Shopping Network in November 2010, is expected to be available in 2011 at select department stores and specialty stores across the United States. We also introduced *Emeril's Red Marble Steaks with Allen Brothers* which is a line of hand-selected, aged steaks. The line, launched in the spring of 2010, is available through catalog, online and the Home Shopping Network. In addition, we announced a partnership with Viking Culinary Group, which will introduce a line of Gas and Charcoal Grills under the Emeril brand. This line is expected to launch in the spring of 2011 at specialty retailers across the United States and the Home Shopping Network.

Competition

The retail business is highly competitive and the principal competition for all of our merchandising lines consists of mass-market and department stores that compete with the mass-market, home improvement and department stores in which our Merchandising segment products are sold, including Bed Bath & Beyond, BJ's, JC Penney, Kmart, Kohl's, Lowe's, Sam's Club, Target and Wal-Mart. Our merchandising lines also compete within the mass-market, home improvement and department stores that carry our product lines with other products offered by these stores in the respective product categories. Competitive factors include numbers and locations of stores, brand awareness and price. We also compete with the internet businesses of these stores and other websites that sell similar retail goods.

Seasonality

Revenues from the Merchandising segment can vary significantly from quarter to quarter due to new product launches and the seasonality of many product lines. In addition, prior to 2010, we historically recognized a substantial portion of the revenue resulting from the difference between the minimum royalty amount under the Kmart contract and royalties paid on actual sales in the fourth quarter of each year, when the amount could be determined. Our Kmart agreement ended in January 2010.

INTELLECTUAL PROPERTY

We use multiple trademarks to distinguish our various publications and brands, including *Martha Stewart Living* (the name of our flagship publication as well as the trademark for products sold at Home Depot), *Martha Stewart Collection* (for goods sold Macy's), *Martha Stewart Crafts*, *Martha Stewart Weddings*, *Everyday Food*, *Whole Living*, *Mad Hungry*, *Emeril* and *Emerils*. These and numerous other trademarks are the subject of registrations and pending applications filed by us for use with a variety of products and other content, both domestically and internationally, and we continue to expand our worldwide usage and registration of related trademarks. We also register, both offensively and defensively, key domain names containing our trademarks, such as *www.marthastewart.com*, *www.marthastewartweddings.com*, *wholeliving.com*, *www.emerils.com* and *www.everydayfood.com*.

We regularly file copyrights regarding our proprietary designs and editorial content on a regular basis. We have also applied for, and in some instances are now the owners of, domestic and international design and utility patents covering certain of our *Martha Stewart Crafts* paper punches.

We regard our rights in and to our trademarks, our proprietary designs and editorial content as valuable assets in the marketing of our products and we vigorously police and protect our trademarks against infringement and denigration by third parties. We also work with our licensees to assure that our trademarks are used properly. We own and license the rights to many of these marks pursuant to an agreement between us and Ms. Stewart, the description of which is incorporated by reference into Item 13 of this Annual Report on Form 10-K.

AVAILABLE INFORMATION

Our website can be found on the Internet at *www.marthastewart.com.* Our proxy statements, Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and any amendments to these documents, as well as certain other forms we file with or furnish to the SEC, can be viewed and downloaded free of charge as soon as reasonably practicable after they have been filed with the SEC by accessing *www.marthastewart.com* and clicking on Investor Relations and SEC Filings. Please note that information on, or that can be accessed through, our website is not deemed "filed" with the SEC and is not incorporated by reference into any of our filings under the Securities Act of 1933, as amended (the "Securities Act"), or the Securities Exchange Act of 1934, as amended (the "Exchange Act"), irrespective of any general incorporation language contained in such filing.

Item 1A. *Risk Factors*

A wide range of factors could materially affect our performance. Like other companies, we are susceptible to macroeconomic changes that may affect the general economic climate and our performance, the performance of those with whom we do business, and the appetite of consumers for products and publications. Similarly, the price of our stock is impacted by general equity market conditions, the relative attractiveness of our market sector, differences in results of operations from estimates and projections, and other factors beyond our control. In addition to the factors affecting specific business operations identified in connection with the description of those operations and the financial results of those operations elsewhere in this report, the factors listed below could adversely affect our operations. Although the risk factors listed below are the risk factors that Company management considers significant, additional risk factors that are not presently known to Company management may also adversely affect our operations.

Our success depends in part on the popularity of our brands and the reputation and popularity of Martha Stewart, our Founder, and Emeril Lagasse. Any adverse reactions to publicity relating to Ms. Stewart or Mr. Lagasse, or the loss of either of their services, could adversely affect our revenues, results of operations and our ability to maintain or generate a consumer base.

While we believe there has been significant consumer acceptance for our products as stand-alone brands, the image, reputation, popularity and talent of Martha Stewart and Emeril Lagasse remain important factors.

Ms. Stewart's efforts, personality and leadership have been, and continue to be, critical to our success. While we have managed our business without her daily participation at times in the past, the repeated diminution or loss of her services due to disability, death or some other cause, or any repeated or sustained shifts in public or industry perceptions of her, would have a material adverse effect on our business.

In addition, in 2008 we acquired the assets relating to Emeril Lagasse's businesses other than his restaurants and foundation. The value of these assets is largely related to the ongoing popularity and participation of Mr. Lagasse in the activities related to exploiting these assets. Therefore, the continued value of these assets could be materially adversely affected if Mr. Lagasse were to lose popularity with the public or be unable to participate in our business, forcing us potentially to write-down a significant amount of the value we paid for these assets.

Failure of the economy to sustain a recovery or difficulties in the financial markets could significantly impact our business, financial condition, results of operations and cash flows, and could adversely affect the value of our assets, hamper our ability to refinance our existing debt or our ability to raise additional funds.

The economy experienced extreme disruption in the second half of 2008 and during 2009, including extreme volatility in securities prices, severely diminished liquidity and a drastic reduction in credit availability. These events led to increased unemployment, declines in consumer confidence and declines in personal income and consumer spending, particularly discretionary income and spending. This economic downturn also resulted in extraordinary and unprecedented uncertainty and instability for many companies, across all industries, and severely impacted many of the companies with which we do business. We cannot predict the future health and viability of the companies with which we do business and upon which we depend for royalty revenues, advertising dollars and credit.

Although economic conditions have stabilized and shown some indications of improvement, it is difficult to judge the scope and sustainability of any general economic recovery. This makes it difficult for us to forecast consumer and product demand trends and companies' willingness to spend money to advertise in our media properties. During the course of the recession, we experienced a decline in advertising revenues and a permanent reversal of that trend is not assured. An extended period of reduced cash flows could increase our need for credit at a time when such credit may not be available. Because of residual uncertainties regarding the economy, our operating results will be difficult to predict and prior results will not likely be indicative of results to be expected in future periods.

In addition, we have significant goodwill, intangible and other assets recorded on our balance sheet. We have already incurred impairment charges with respect to goodwill and certain intangible assets, and with respect to our investments. We will continue to evaluate the recoverability of the carrying amount of our goodwill, intangible and other assets on an ongoing basis, and we may in the future incur additional, and possibly substantial, impairment charges, which would adversely affect our financial results. Impairment assessment inherently involves the exercise of judgment in determining assumptions about expected future cash flows and the impact of market conditions on those assumptions. Although we believe the assumptions we have used in testing for impairment are reasonable, significant changes in any one of our assumptions could produce a significantly different result. Future events and changing market conditions may prove assumptions to be wrong with respect to prices, costs, holding periods or other factors. Differing results may amplify impairment charges in the future.

Our Merchandising business and licensing programs may suffer if health and stability of the general economy does not show continued improvement and durability or if the housing market fails to stabilize.

Our Merchandising business was hurt by the reduction in the availability of credit, downturn in the housing market, and other negative economic developments, including increased unemployment, that impacted the second half of 2008 and full year 2009. Each of these developments limited consumers' discretionary spending and affected their confidence. These and other adverse consumer trends led to reduced spending on general merchandise, homes and home improvement projects — categories in which we license our brands, resulting in weaker revenues from our licensed products. These trends affected the viability and financial health of companies with which we conduct business. While consumer spending and confidence have improved, consumer spending remains constrained. Unemployment remains and is expected to remain at high levels and the housing market remains weak and may in fact further deteriorate. If consumer confidence, consumer spending and the housing market do not rebound or companies with which we do business experience ongoing problems, our revenues may not grow.

Our business is largely dependent on advertising revenues in our Publishing and Broadcasting segments. The market for advertising was adversely affected by the economic downturn. Our failure to attract or retain advertisers would have a material adverse effect on our business.

We depend on advertising revenue in our Publishing and Broadcasting businesses. We cannot control how much or where companies choose to advertise. In the second half of 2008 and during 2009, we saw a significant downturn in advertising dollars generally in the marketplace, and more competition for the reduced dollars, which has hurt our publications and advertising revenues. Although this trend began to stabilize in the fourth quarter of 2009, our advertising revenues depend on the level of spending by advertisers, which is impacted by a number of factors beyond our control. If advertisers continue to spend less money, or if they advertise elsewhere in lieu of our magazines, websites or television and radio programming, our business and revenues will be materially adversely affected.

Acquiring or developing additional brands or businesses, and integrating acquired assets, poses inherent financial and other risks and challenges.

The process of consolidating and integrating acquired operations and assets takes a significant period of time, places a significant strain on resources and could prove to be more expensive and time consuming than we predicted. We may be required to increase expenditures to accelerate the integration process with the goal of achieving longer-term cost savings and improved profitability. We also may be required to manage multiple relationships with third parties as we expand our product offerings and brand portfolio. These developments may increase expenses if we hire additional personnel to manage our growth. These investments require significant time commitments from our senior management and place a strain on their ability to manage our existing businesses.

We continue to evaluate the acquisition of other businesses. These transactions involve challenges and risks in negotiation, execution, valuation, and integration. Moreover, competition for certain types of acquisitions is significant, particularly in the field of interactive media. Even if successfully negotiated, closed, and integrated, certain acquisitions may not advance our business strategy and may fall short of expected return on investment targets.

We are expanding our merchandising and licensing programs into new areas and products, the failure of any of which could diminish the perceived value of our brand, impair our ability to grow and adversely affect our prospects.

Our growth depends to a significant degree upon our ability to develop new or expand existing retail merchandising programs. We have entered into several new merchandising and licensing agreements in the past few years and have acquired new agreements through our acquisition of the Emeril Lagasse assets. Some of these agreements are exclusive and have a duration of many years. While we require that our licensees maintain the quality of our respective brands through specific contractual provisions, we cannot be certain that our licensees, or their manufacturers and distributors, will honor their contractual obligations or that they will not take other actions that will diminish the value of our brands. Furthermore, we cannot be certain that our licensees are not adversely impacted by general economic or market conditions, including continued weakness or further deterioration in the housing market and continued high levels of unemployment. If these companies experience financial hardship, they may be unwilling or unable to pay us royalties or continue selling our products, regardless of their contractual obligations.

There is also a risk that our extension into new business areas will meet with disapproval from consumers. We cannot guarantee that these programs will be fully implemented, or if implemented, that they will be successful. If the licensing or merchandising programs do not succeed, we may be prohibited from seeking different channels for our products due to the exclusive nature and multi-year terms of these agreements. Disputes with new or existing licensees may arise which could hinder our ability to grow or expand our product lines. Disputes also could prevent or delay our ability to collect the licensing revenue that we expect in connection with these products. If such developments occur or our merchandising programs are otherwise not successful, the value and recognition of our brands, as well as our business, financial condition and prospects, could be materially adversely affected.

If *The Martha Stewart Show* fails to maintain a sufficient audience, if adverse trends continue or develop in the television production business generally, or if Martha Stewart were to cease to be able to devote substantial time to our television business, that business could be adversely affected. We also derive value from Emeril Lagasse's television shows, the popularity of which cannot be assured.

Our television production business is subject to a number of uncertainties. Our business and financial condition could be materially adversely affected by:

Failure of our television programming to maintain a sufficient audience

Television production is a speculative business because revenues derived from television depend primarily upon the continued acceptance of that programming by the public, which is difficult to predict. Public acceptance of particular programming depends upon, among other things, the quality of that programming, the strength of the channel on which that programming is carried, promotion of that programming and the quality and acceptance of competing television programming and other sources of entertainment and information. *The Martha Stewart Show* television program has experienced a decline in ratings that reflects both the general decline in daytime cable television viewers discussed below and the transfer of the show from syndication to the Hallmark Channel. These developments have negatively impacted our television advertising revenues due to lower ratings as cable channels typically have smaller household universes of viewers from which to draw. *The Martha Stewart Show* is no longer available in broadcast-only homes, whose residents may have been a portion of the show's audience when it was in syndication. If ratings for the show were to further decline, it would adversely affect the advertising revenues we derive from television and could possibly make it economically inefficient to continue production of the show, in which case we would lose a significant marketing platform for us and our products, and we would have to write down our capitalized programming costs sooner. Additionally, a decline in ratings or cessation of *The Martha Stewart Show* would negatively impact our website, *marthastewart.com*, since the show is an important driver of audience to our website. The amount of any accelerated write down would vary depending on a number of factors, including when production ceased and the extent to which we continued to generate revenues from the use of our existing program library.

We are currently producing television shows featuring Emeril Lagasse. Emeril's failure to maintain or build popularity could negatively impact his marketing platform and his products, as well as the loss of anticipated revenue and profits from his television shows.

Adverse trends in the television business generally

Television revenues may also be affected by a number of other factors, most of which are not within our control. These factors include a general decline in daytime television viewers, pricing pressure in the television advertising marketplace, the strength of the channel on which our programming is carried, general economic conditions, increases in production costs, availability of other forms of entertainment and leisure time activities and other factors. Any or all of these factors may quickly change, and these changes cannot be predicted with certainty. There has been a reduction in advertising dollars generally available and more competition for the reduced dollars across more media platforms. While we currently benefit from advertising revenues and the ability to sell product integrations on certain of our television programs, if adverse changes occur, we cannot be certain that we will continue to benefit from advertising revenues or able to sell product integrations or that our advertising rates can be maintained. Accordingly, if any of these adverse changes were to occur, the revenues we generate from television programming could decline.

We have placed emphasis on building an advertising-revenue-based website, dependent on a large consumer audience and resulting page views. Failure to fulfill these undertakings could adversely affect our brand and business prospects.

Our growth depends to a significant degree upon the continued development and growth of our digital properties. We have had failures with direct commerce in the past, and only limited experience in building an advertising-revenue-based website. When initial results from the relaunch of the *marthastewart.com* site in the second quarter of 2007 were below expectations, we made changes to the site and continue to enhance and upgrade the site including the recent 2010 initiative to replatform *marthastewart.com*. We cannot be certain that those changes will enable us to sustain growth for our website in the long term. In addition, the competition for advertising dollars has intensified. In order for our digital properties to succeed, we must, among other things maintain and continue to:

- significantly increase our online audience and advertising revenue;
- attract and retain a base of frequent visitors to our website;
- expand the content, products and interactive experiences we offer on our website;
- respond to competitive developments while maintaining a distinct brand identity;
- attract and retain talent for critical positions;
- form relationships with strategic partners to attract more consumers;
- develop and upgrade our technologies to support more efficient and effective migration of content from the print platform and provide a more robust user experience; and
- bring innovative product features to market in a timely manner.

We cannot be certain that we will be successful in achieving these and other necessary objectives. If we are not successful in achieving these objectives, our business, financial condition and prospects could be materially adversely affected.

If we are unable to predict, respond to and influence trends in what the public finds appealing, our business will be adversely affected.

Our continued success depends on our ability to provide creative, useful and attractive ideas, information, concepts, programming, content and products that strongly appeal to a large number of consumers, as well as distributing the content through the latest technology and traditional channels. In order to accomplish this, we must be able to respond quickly and effectively to changes in consumer tastes for ideas, information, concepts, programming, technology, content and products. The strength of our brands and our business units depends in part on our ability to influence tastes through broadcasting, print publication, digital distribution and merchandising. We cannot be sure that our new ideas and content will have the appeal and garner the acceptance that they have in the past, or that we will be able to respond quickly to changes in the tastes of homemakers and other consumers and their appetite for new technology.

New product launches may reduce our earnings or generate losses.

Our future success will depend in part on our ability to continue offering new products and services that successfully gain market acceptance by addressing the needs of our current and future customers. Our efforts to introduce new products or integrate acquired products may not be successful or profitable. The process of internally researching and developing, launching, gaining acceptance and establishing profitability for a new product, or assimilating and marketing an acquired product, is both risky and costly. New products generally incur initial operating losses. Costs related to the development of new products and services are generally expensed as incurred and, accordingly, our profitability from year to year may be adversely affected by the number and timing of new product launches. For example, we had a cumulative loss of $15.7 million in connection with *Blueprint*, which we ceased publishing in 2007. Other businesses and brands that we may develop also may prove not to be successful.

Our principal print business vendors are consolidating and this may adversely affect our business and operations.

We rely on certain principal vendors in the print portion of our Publishing segment and their ability or willingness to sell goods and services to us at favorable prices and other terms. Many factors outside our control may harm these relationships and the ability and willingness of these vendors to sell these goods and services to us on favorable terms. Our principal vendors include paper suppliers, printers, subscription fulfillment houses and national newsstand wholesalers, distributors and retailers. Each of these industries in recent years has experienced consolidation among its principal participants. Further consolidation may result in decreased competition, which may lead to greater dependence on certain vendors and increased prices; as well as interruptions and delays in services provided by such vendors, all of which could adversely affect our results of operations.

We may be adversely affected by fluctuations in paper, postage and distribution costs.

In our Publishing segment, our principal raw material is paper for the print portion of that business. Paper prices have fluctuated over the past several years. We generally purchase paper from major paper suppliers who adjust the price periodically. We have not entered, and do not currently plan to enter, into long-term forward price or option contracts for paper. Accordingly, significant increases in paper prices would adversely affect our future results of operations.

Postage for magazine distribution is also one of our significant expenses. We primarily use the U.S. Postal Service to distribute magazine subscriptions. In recent years, postage rates have increased, and a significant further increase in postage prices could adversely affect our future results of operations. We may not be able to recover, in whole or in part, paper or postage cost increases.

Distribution of magazines to newsstands and bookstores is conducted primarily through companies known as wholesalers. Wholesalers have in the past advised us that they intended to increase the price of their services. We have not experienced any material increase to date; however, some wholesalers have experienced credit and going concern risks. It is possible that other wholesalers likewise may seek to increase the price of their services or discontinue operations. An increase in the price of our wholesalers' services could have a material adverse effect on our results of operations. The need to change wholesalers could cause a disruption or delay in deliveries, which could adversely impact our results of operations. Similarly, if distributors of our digital content successfully impose revenue-sharing arrangements, our results may be adversely impacted.

We may be adversely affected by a continued weakening of newsstand sales.

The magazine industry has seen a weakening of newsstand sales during the past few years. A continuation of this decline could adversely affect our financial condition and results of operations by further reducing our circulation revenue and causing us to either incur higher circulation expenses to maintain our rate bases, or to reduce our rate bases which could negatively impact our revenue.

We may be adversely affected by rebranding our *Body + Soul/Whole Living* publication.

Effective with the June 2010 issue, we changed the name of *Body + Soul* magazine to *Whole Living* in an attempt to more effectively integrate it with our corresponding website, *wholeliving.com*, and to broaden the editorial coverage of the magazine. Changing the product name and editorial coverage may diminish brand awareness which could adversely impact newsstand sales and the satisfaction of current subscribers, resulting in a reduction in subscription renewal rates.

Our websites and internal networks may be vulnerable to unauthorized persons accessing our systems, which could disrupt our operations and result in the theft of our and our users' proprietary or personal information.

Our website activities involve the storage and transmission of proprietary information and personal information of our users, which we endeavor to protect from third party access. However, it is possible that unauthorized persons may be able to circumvent our protections and misappropriate proprietary or personal information or cause interruptions or malfunctions in our digital operations. We may be required to spend significant capital and other resources to protect against or remedy any such security breaches. Accordingly, security breaches could expose us to a risk of loss due to business interruption, or litigation and possible liability. Our security measures and contractual provisions attempting to limit our liability in these areas may not be successful or enforceable.

Martha Stewart controls our Company through her stock ownership, enabling her to elect our board of directors, and potentially to block matters requiring stockholder approval, including any potential changes of control.

Ms. Stewart controls all of our outstanding shares of Class B Common Stock, representing over 90% of our voting power. The Class B Common Stock has ten votes per share, while Class A Common Stock, which is the stock available to the public, has one vote per share. Because of this dual-class structure, Ms. Stewart has a disproportionately influential vote. As a result, Ms. Stewart has the ability to control unilaterally the outcome of all matters requiring stockholder approval, including the election and removal of our entire board of directors and any merger, consolidation or sale of all or substantially all of our assets, and the ability to control our management and affairs. While her 2006 settlement with the SEC bars Ms. Stewart for the five-year period ending in August 2011 from serving at the Company as a director, or as an officer with financial responsibilities, her concentrated control could, among other things, discourage others from initiating any potential merger, takeover or other change of control transaction that may otherwise be beneficial to our businesses and stockholders.

Our intellectual property may be infringed upon or others may accuse us of infringing on their intellectual property, either of which could adversely affect our business and result in costly litigation.

Our business is highly dependent upon our creativity and resulting intellectual property. We are susceptible to others imitating our products and infringing our intellectual property rights. We may not be able to successfully protect our intellectual property rights, upon which we depend. In addition, the laws of many foreign countries do not protect intellectual property rights to the same extent as do the laws of the United States. Imitation of our products or infringement of our intellectual property rights could diminish the value of our brands or otherwise adversely affect our revenues. If we are alleged to have infringed the intellectual property rights of another party, any resulting litigation could be costly, affecting our finances and our reputation. Litigation also diverts the time and resources of management, regardless of the merits of the claim. There can be no assurance that we would prevail in any litigation relating to our intellectual property. If we were to lose such a case, and be required to cease the sale of certain products or the use of certain technology or if we were forced to pay monetary damages, the results could adversely affect our financial condition and our results of operations.

A loss of the services of other key personnel could have a material adverse effect on our business.

Our continued success depends to a large degree upon our ability to attract and retain key management executives, as well as upon a number of key members of our creative staff. The loss of some of our senior executives or key members of our creative staff, or an inability to attract or retain other key individuals, could materially adversely affect us.

We operate in three highly competitive businesses: Publishing, Broadcasting and Merchandising, each of which subjects us to competitive pressures and other uncertainties.

We face intense competitive pressures and uncertainties in each of our three businesses.

Our magazines, books and related publishing products compete not only with other magazines, books and publishing products, but also with other mass media, websites, and many other types of leisure-time activities. We face significant competition from a number of print and website publishers, some of which have greater financial and other resources than we have, which may enhance their ability to compete in the markets we serve. As advertising budgets have diminished, the competition for advertising dollars has intensified. Competition for advertising revenue in publications is primarily based on advertising rates, the nature and scope of readership, reader response to the promotions for advertisers' products and services, the desirability of the magazine's demographic and the effectiveness of advertising sales teams. Other competitive factors in publishing include product positioning, editorial quality, circulation, price and customer service, which impact readership audience, circulation revenues and, ultimately, advertising revenues. Our websites compete with other how-to, food and lifestyle websites. Our challenge is to attract and retain users through an easy-to-use and content-relevant website. Competition for adverting is based on the number of unique users we attract each month, the demographic profile of that audience and the number of pages they view on our site. Because some forms of media have relatively low barriers to entry, we anticipate that additional competitors, some of which have greater resources than we do, may enter these markets and intensify competition.

Our television programs compete directly for viewers, distribution and/or advertising dollars with other lifestyle and how-to television programs, as well as with general programming and all other competing forms of media. Overall competitive factors in Broadcasting include programming content, quality and distribution, as well as the demographic appeal of the programming. Competition for television and radio advertising dollars is based primarily on advertising rates, audience size and demographic composition, viewer response to advertisers' products and services and the effectiveness of the advertising sales staff. Our radio programs compete for listeners with similarly themed programming on both satellite and terrestrial radio.

Our Merchandising segment competitors consist of mass-market and department stores that compete with the mass-market, home improvement and department stores in which our Merchandising segment products are sold, including Bed Bath & Beyond, BJ's, JC Penney, Kmart, Kohl's, Lowe's, Sam's Club, Target, and Wal-Mart. Our merchandising lines also compete within the mass-market, home improvement and department stores that carry our product lines with other products offered by these stores in the respective product categories. We also compete with the internet businesses of these stores and other websites that sell similar retail goods.

Our failure to meet the competitive pressures in any of these segments could negatively impact our results of operations and financial condition.

Item 1B. ***Unresolved Staff Comments.***

None.

Item 2. *Properties.*

Information concerning the location, use and approximate square footage of our principal facilities as of December 31, 2010, all of which are leased, is set forth below:

Location	Use	Approximate Area in Square Feet
601 West 26th Street New York, NY	Product design facilities, photography studio, test kitchens and property storage Principal executive and administrative offices; Publishing segment offices; Corporate offices; and advertising sales offices	218,249
226 West 26th Street New York, NY	Executive and administrative office for television production	24,586
221 West 26th Street New York, NY	Television production facilities	23,723
Satellite Sales Offices in Michigan, Illinois and California	Advertising sales offices	7,904

The lease for our television production facilities at 221 West 26th Street and our executive and administrative office for television production at 226 West 26th Street expired in 2010 and is currently in the process of being negotiated for renewal. The other leases for these offices and facilities expire between 2012 and 2018, and some of these leases are subject to our renewal. In 2009, we consolidated certain of our offices by relocating our principal executive and administrative offices, as well as a portion of our Publishing segment offices and advertising sales offices from 11 West 42nd Street to 601 West 26th Street. We entered into a sublease agreement in 2008 for a portion of our office space at 11 West 42nd Street; we vacated that office space in March 2009.

We also have an intangible asset agreement for various properties owned by Martha Stewart for our editorial, creative and product development processes. These living laboratories allow us to experiment with new designs and new products, such as garden layouts, help generate ideas for new content available to all of our media outlets and serve as locations for photo spreads and television segments. The description of this intangible asset agreement is incorporated by reference into Item 13 and disclosed in the related party transaction disclosure in Note 12, *Related Party Transactions*, in the Notes to Consolidated Financial Statements of this Annual Report on Form 10-K.

We believe that our existing facilities are well maintained and in good operating condition.

Item 3. *Legal Proceedings.*

We are party to legal proceedings in the ordinary course of business, including product liability claims for which we are indemnified by our licensees. None of these proceedings is deemed material.

Item 4. *[Removed and reserved]*

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.*

Market for the Common Stock

Our Class A Common Stock is listed and traded on The New York Stock Exchange (the "NYSE"). Our Class B Common Stock is not listed or traded on any exchange, but is convertible into Class A Common Stock at the option of its owner on a share-for-share basis. The following table sets forth the high and low sales price of our Class A Common Stock as reported by the NYSE for each of the periods listed.

	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010
High Sales Price	$3.71	$4.08	$8.84	$6.38	$6.15	$7.45	$5.75	$4.96
Low Sales Price	$1.60	$2.37	$2.70	$4.40	$4.36	$4.89	$4.28	$4.25

As of March 2, 2011, there were 8,207 record holders of our Class A Common Stock and one record holder of our Class B Common Stock. This does not include the number of persons whose stock is in nominee or "street name" accounts through brokers.

Dividends

We do not pay regular quarterly dividends.

Our term loan agreement with Bank of America contains certain covenants that limit our ability to pay dividends to an amount (combined with repurchases) no greater than $30 million during the term of the loan agreement, provided no event of default exists or would result and we would be in pro forma compliance with our financial covenants. See Note 7, *Credit Facilities*, in the Notes to the Consolidated Financial Statements in this Annual Report on Form 10-K.

Recent Sales of Unregistered Securities and Use of Proceeds

None.

Issuer Purchases of Equity Securities

The following table provides information about our purchases of our Class A Common Stock during each month of the quarter ended December 31, 2010:

Period	Total Number of Shares (or Units) Purchased (1)	Average Price Paid per Share (or Unit)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased under the Plans or Programs
October 2010	32,400	$4.75	Not applicable	Not applicable
November 2010	—	—	Not applicable	Not applicable
December 2010	233	$4.67	Not applicable	Not applicable
Total	32,633	$4.73		

(1) Represents shares withheld by, or delivered to us pursuant to provisions in agreements with recipients of restricted stock granted under our stock incentive plans allowing us to withhold, or the recipient to deliver to us, the number of shares having the fair value equal to tax withholding due.

Notwithstanding anything to the contrary set forth in any of our filings under the Securities Act or the Exchange Act, the following performance graph shall not be deemed to be incorporated by reference into any such filings.

PERFORMANCE GRAPH

The following graph compares the performance of our Class A Common Stock with that of the Standard & Poor's 500 Stock Index ("S&P 500 Composite Index") and the stocks included in the Media General Financial Services database under the Standard Industry Code 2721 (Publishing-Periodicals) (the "SIC Code Index"*) during the period commencing on January 1, 2006 and ending on December 31, 2010. The graph assumes that $100 was invested in each of our Class A Common Stock, the S&P 500 Composite Index and the SIC Code Index at the beginning of the relevant period, is calculated as of the end of each calendar month and assumes reinvestment of dividends. The performance shown in the graph represents past performance and should not be considered an indication of future performance.



COMPARISON OF CUMULATIVE TOTAL RETURN
Martha Stewart Living Omnimedia, Inc.
S&P 500 Composite Index
SIC Code Index
DOLLARS
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
2005
2006
2007
2008
2009
2010
ASSUMES $100 INVESTED ON JAN. 01, 2006
ASSUMES DIVIDEND REINVESTED
FISCAL YEAR ENDING DEC. 31, 2010

* The SIC Code Index consists of companies that are primarily publishers of periodicals, although many also conduct other businesses, including owning and operating television stations and cable networks, and is weighted according to market capitalization of the companies in the index. The hypothetical investment assumes investment in a portfolio of equity securities that mirror the composition of the SIC Code Index.

Item 6. ***Selected Financial Data.***

The information set forth below for the five years ended December 31, 2010 is not necessarily indicative of results of future operations, and should be read in conjunction with Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes thereto incorporated by reference into Item 8 of this Annual Report on Form 10-K. The Notes to Selected Financial Data below include certain factors that may affect the comparability of the information presented below (in thousands, except per share amounts).

	2010	2009	2008	2007	2006
INCOME STATEMENT DATA					
REVENUES					
Publishing	$145,573	$146,100	$179,116	$202,916	$172,334
Broadcasting	42,434	46,111	47,328	40,263	46,503
Merchandising	42,806	52,566	57,866	84,711	69,504
Total revenues	230,813	244,777	284,310	327,890	288,341
Operating (loss) income	(8,663)	(11,968)	(10,857)	7,714	(2,833)
Income (loss) from continuing operations	(9,596)	(14,578)	(15,665)	10,289	(16,250)
Loss from discontinued operations	—	—	—	—	(745)
Net (loss) income	$ (9,596)	$ (14,578)	$ (15,665)	$ 10,289	$ (16,995)
PER SHARE DATA					
Earnings/(loss) per share:					
Basic and diluted — (Loss) income from continuing operations	$ (0.18)	$ (0.27)	$ (0.29)	$ 0.20	$ (0.32)
Basic and diluted — Loss from discontinued operations	—	—	—	—	(0.01)
Basic and diluted — Net (loss) income	$ (0.18)	$ (0.27)	$ (0.29)	$ 0.20	$ (0.33)
Weighted average common shares outstanding:					
Basic	54,440	53,880	53,360	52,449	51,312
Diluted	54,440	53,880	53,360	52,696	51,312
Dividends per common share	$ —	$ —	$ —	$ —	$ 0.50
FINANCIAL POSITION					
Cash and cash equivalents	$ 23,204	$ 25,384	$ 50,204	$ 30,536	$ 28,528
Short-term investments	10,091	13,085	9,915	26,745	35,321
Total assets	222,314	229,791	261,285	255,267	228,047
Long-term obligations	7,500	13,500	19,500	—	—
Shareholders' equity	139,033	143,820	150,995	155,529	130,957
OTHER FINANCIAL DATA					
Cash flow (used in) provided by operating activities	$ 1,872	$ (9,273)	$ 39,699	$ 8,306	$ (6,495)
Cash flow (used in) provided by investing activities	153	(9,617)	(38,856)	(6,606)	40,125
Cash flow (used in) provided by financing activities	(4,205)	(5,930)	18,825	308	(25,351)

NOTES TO SELECTED FINANCIAL DATA

(Loss) / income from continuing operations

2010 results include the recognition of substantially all of the exclusive license fee of approximately $5.0 million from Hallmark Channel for a significant portion of our library of programming, as well as licensing revenue for other new programming delivered to the Hallmark Channel.

2009 results include a net benefit to operating loss of approximately $20 million from certain items including the revenue from Kmart of $14.5 million, the recognition of previously deferred Kmart royalties of $10.0 million as non-cash revenue, an incremental $3.9 million from the conclusion of our relationship with TurboChef, a $3.0 million cash receipt related to a make-whole payment and a non-cash impairment charge of $11.4 million related to a cost-based equity investment in United Craft MS Brands LLC recorded in the Merchandising segment.

2008 results include revenues from Kmart of $23.8 million, as well as a $9.3 million non-cash goodwill impairment charge recorded in the Publishing segment.

2007 results include revenues from Kmart of $64.3 million, as well as non-cash equity compensation expense of $6.0 million due to the vesting of the final warrant granted to Mark Burnett in connection with the production of *The Martha Stewart Show*.

2006 results include a net benefit to operating income of approximately $48 million from certain items including revenues from Kmart of $56.0 million, a one-time newsstand expense reduction adjustment of $3.2 million related to the settlement of certain newsstand-related fees recorded in our Publishing segment, a favorable dispute resolution with a former merchandising licensee of $2.5 million in income, royalty income of $2.8 million related to the successful termination of a home video distribution agreement recorded in our Broadcasting segment, non-cash equity compensation expense of $2.3 million resulting from the vesting of shares underlying a warrant granted to Mark Burnett in connection with his participation in *The Martha Stewart Show* and a one-time litigation reserve of $17.1 million in connection with the *In re Martha Stewart Living Omnimedia Securities Litigation* matter, which included incurred and anticipated professional fees, net of insurance reimbursement.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations.*

EXECUTIVE SUMMARY

We are an integrated media and merchandising company providing consumers with inspiring lifestyle content and programming, and well-designed, high-quality products. Our Company is organized into three business segments with Publishing and Broadcasting representing our media platforms that are complemented by our Merchandising segment. Summarized below are our operating results for 2010, 2009 and 2008.

	2010	2009	2008
Total Revenues	$230,813	$244,777	$284,310
Total Operating Costs and Expenses	239,476	256,745	295,167
Total Operating (Loss) / Income	$ (8,663)	$(11,968)	$(10,857)

We generate revenue from various sources such as advertising customers and licensing partners. Publishing is our largest business segment, accounting for 63% of our total revenues in 2010. The primary source of Publishing segment revenue is advertising from our magazines, which include *Martha Stewart Living*, *Martha Stewart Weddings*; *Everyday Food*; and *Whole Living*. Magazine subscription, advertising revenue generated from our digital properties and newsstand sales, along with royalties from our book business, account for most of the balance of Publishing segment revenue. Broadcasting segment revenue is derived primarily from our television advertising and licensing, as well as satellite radio advertising and licensing. Television programming is comprised of *The Martha Stewart Show*, a daily home and lifestyle show, *Everyday Food*, which airs on PBS, *Mad Hungry with Lucinda Scala Quinn*, programs featuring Chef Emeril Lagasse, as well as other programs. Satellite radio programming encompasses the *Martha Stewart Living Radio* channel on Sirius XM Radio. Merchandising segment revenues are generated from the licensing of our trademarks and designs for a variety of products sold at multiple price points through a wide range of distribution channels.

We incur expenses largely due to compensation and related charges across all segments. In addition, we incur expenses related to the physical costs associated with producing magazines (including related direct mail and other marketing expenses), the technology costs associated with our digital properties and the costs associated with producing our television programming. We also incur general overhead costs including facilities and related expenses.

Detailed segment operating results for 2010, 2009 and 2008 are summarized below.

	2010	2009	2008
Segment Revenues:			
Publishing Segment	$145,573	$146,100	$179,116
Broadcasting Segment	42,434	46,111	47,328
Merchandising Segment	42,806	52,566	57,866
TOTAL REVENUES	230,813	244,777	284,310
Segment Operating Costs and Expenses:			
Publishing Segment	142,923	146,269	177,488
Broadcasting Segment	44,012	39,971	44,548
Merchandising Segment	17,805	26,915	25,008
TOTAL OPERATING COSTS AND EXPENSES BEFORE CORPORATE EXPENSES	204,740	213,155	247,044
Operating Income / (Loss):			
Publishing Segment	2,650	(169)	1,628
Broadcasting Segment	(1,578)	6,140	2,780
Merchandising Segment	25,001	25,651	32,858
Total Segment Operating Income Before Corporate Expenses	26,073	31,622	37,266
Corporate Expenses *	(34,736)	(43,590)	(48,123)
TOTAL OPERATING LOSS	$ (8,663)	$ (11,968)	$ (10,857)

* Corporate expenses include unallocated costs of certain items such as compensation and related costs for certain departments such as executive, finance, legal, human resources, office services and information technology, as well as allocated portions of rent and related expenses for these departments that reflect current utilization of office space. Unallocated expenses are recorded as Corporate expenses because these items are directed and controlled by central management and not our segment management and therefore should not be included as part of our segment operating performance.

2010 Operating Results Compared to 2009 Operating Results

In 2010, total revenues decreased approximately 6% from 2009 due predominantly to the conclusion of our Kmart agreement, which ended in January 2010, as well as the absence of TurboChef revenue in 2010. Partially offsetting the decline in revenues was an increase in revenues in 2010 from 2009 from Merchandising segment partners other than Kmart and higher television licensing.

Revenues from our media platforms declined in 2010 from the prior year due to decreased revenues from circulation for our magazines primarily because of lower subscription revenue for *Martha Stewart Living* and *Everyday Food*, as well as the discontinuation of the subscription-based *Dr. Andrew Weil's Self Healing* newsletter and the newsstand-based Weil special interest publications. Media platform revenues also declined in 2010 from the prior year due to the absence of TurboChef revenue in 2010 and lower licensing fees related to our new radio agreement with Sirius XM Radio. Print advertising and Broadcasting advertising declined in 2010 from 2009. These declines were partially offset by an increase in 2010 in digital advertising revenue on our websites from the prior year, as well as the 2010 exclusive license of a significant portion of our library of television programming to the Hallmark Channel along with the delivery of new television programming to the Hallmark Channel.

Merchandising segment revenues declined in 2010 from 2009 primarily due to the conclusion of our Kmart agreement in January 2010, as well as the absence of TurboChef revenue in 2010. Excluding revenue from Kmart in both years, Merchandising segment revenues increased 48% for the year ended December 31, 2010 as compared to the prior year. The increase in revenues excluding Kmart was primarily due to the contributions of our new merchandising relationships, higher royalty rates and sales volume from certain of our existing partners, and a one-time $1.0 million payment received from a manufacturing partner.

In 2010, our operating costs and expenses before Corporate expenses decreased approximately 4% from the prior year. The 2009 operating costs and expenses were impacted by non-cash impairment charges in the Merchandising segment of $11.4 million related to our cost-based equity investment in United Craft MS Brands, LLC. Separately, 2009 results were favorably impacted by a $3.0 million cash make-whole payment in the Merchandising segment. Excluding these two items, our segment operating costs and expenses in 2010 were approximately flat with 2009, as increases in Broadcasting production costs related to the delivery of new programming were offset by declines in Publishing general and administrative, which benefited from lower headcount and facilities-related costs, as well as depreciation and amortization expenses, which decreased primarily due to full depreciation by the second quarter of 2010 of the costs associated with the 2007 launch of our redesigned website.

Corporate general and administrative expenses decreased in 2010 compared to 2009 due to lower rent expense as a result of the consolidation of certain offices and lower cash and non-cash bonuses and lower compensation-related expenses.

2009 Operating Results Compared to 2008 Operating Results

In 2009, total revenues decreased approximately 14% from 2008 due primarily to declines in print and television advertising revenue, as well as declines in our magazine subscription and newsstand revenues.

Revenues from our media platforms declined from the prior year mostly due to decreased revenues in our Publishing segment. The Publishing segment revenue decrease was the result of lower advertising revenue largely due to lower pages, lower subscription revenue, lower newsstand sales and the timing of books revenue, which was partially offset by higher digital advertising revenue. Our page views on our website increased, on average, in 2009 approximately 50% from 2008. In our Broadcasting segment, 2009 revenues declined from 2008 as the result of lower advertising revenue from lower ratings and certain one-time payments in 2008 related to Emeril Lagasse's television programming, partially offset by higher integration revenue. The Broadcasting segment also benefited in 2009 from revenue related to our TurboChef relationship, a marketing and promotional agreement we entered into in 2008 and terminated in December 2009.

Merchandising segment revenues in 2009 declined from 2008 mostly due to a decrease in services that we provide to our partners for reimbursable zero-margin creative services projects, as well as the prior-year contribution from Sears Canada, a relationship that expired in 2008. Our agreement with Kmart ended in January 2010. In 2009, we recognized the pro rata portion of the $14.0 million minimum guaranteed royalty amount payable for the February 1, 2009 to January 31, 2010 period. In the fourth quarter of 2009, we also recognized $10.0 million in previously deferred royalties related to Kmart recoupment as non-cash revenue.

In 2009, our operating costs and expenses decreased approximately 14% from 2008 primarily due to lower production, distribution and editorial costs, selling and promotion expenses, and general and administrative expenses across our media segments. These cost savings included savings from lower page volume, lower paper costs, lower television production costs, and from reduced discretionary spending, as well as lower compensation costs from staff reductions. Also, the Publishing segment included a non-cash impairment charge in the fourth quarter of 2008 related primarily to the goodwill associated with our 2004 acquisition of the *Body + Soul* publication group with no comparable expense in 2009. Merchandising segment operating costs and expenses were slightly higher due to non-cash impairment charges of $11.4 million related to our cost-based equity investment in United Craft MS Brands, LLC. This was largely offset by lower selling and promotion expenses, as well as a 2009 benefit to Merchandising segment general and administrative expenses from a $3.0 million cash make-whole payment that we received in October 2009 from our crafts manufacturing partner in connection with our investment as a result of its capital restructuring. Cost savings throughout the segments were partially due to the continued reduction of headcount which was lower by approximately 8% as compared to the beginning of the year.

Corporate general and administrative expenses were lower in 2009 due to a combination of Company-wide expense reduction initiatives and certain 2008 one-time items. The 2008 expenses included a Company-wide reorganization that resulted in severance and other one-time compensation-related expenses.

Liquidity

During 2010, our overall cash, cash equivalents and short-term investments decreased $5.2 million from December 31, 2009 due primarily to principal pre-payments of the term loan. Cash, cash equivalents and short-term investments were $33.3 million and $38.5 million at December 31, 2010 and December 31, 2009, respectively.

RESULTS OF OPERATIONS

Comparison for the Year Ended December 31, 2010 to the Year Ended December 31, 2009.

PUBLISHING SEGMENT

(in thousands)	2010	2009	Better / (Worse)
Publishing Segment Revenues			
Print Advertising	$ 73,797	$ 74,815	$(1,018)
Digital Advertising	21,420	16,986	4,434
Circulation	46,442	50,506	(4,064)
Books	2,756	2,779	(23)
Other	1,158	1,014	144
Total Publishing Segment Revenues	145,573	146,100	(527)
Publishing Segment Operating Costs and Expenses			
Production, distribution and editorial	82,433	82,304	(129)
Selling and promotion	52,872	53,355	483
General and administrative	6,491	8,419	1,928
Depreciation and amortization	1,127	2,191	1,064
Total Publishing Segment Operating Costs and Expenses	142,923	146,269	3,346
Publishing Segment Operating Income / (Loss)	$ 2,650	$ (169)	$ 2,819

Publishing segment revenues were essentially flat for the year ended December 31, 2010 from the prior year. Print advertising revenue decreased $1.0 million in 2010 from 2009 due to the decrease in advertising rates across all publications, which was largely offset by an increase in pages at *Martha Stewart Living*, *Martha Stewart Weddings* and *Whole Living*. Digital advertising revenue increased $4.4 million or 26% in 2010 from 2009 due to an increase in sold advertising volume. Overall digital advertising rates were lower in 2010 compared to 2009. Circulation revenue decreased $4.1 million in 2010 from the prior year due to the discontinuation of the subscription-based *Dr. Andrew Weil's Self Healing* newsletter and lower effective subscription rates per copy and lower volume at *Martha Stewart Living* and *Everyday Food.* Circulation revenue was also impacted by the discontinuation of the newsstand-based Weil special interest publications and lower unit sales of *Martha Stewart Weddings*, special interest publications and *Everyday Food.* Partially offsetting the decline in circulation revenue were lower agent commissions for subscriptions of *Everyday Food* and *Whole Living*.

Magazine Publication Schedule Year ended December 31,	2010	2009
Martha Stewart Living	12 Issues	12 Issues
Martha Stewart Weddings (a)	5 Issues	5 Issues
Everyday Food	10 Issues	10 Issues
Whole Living	10 Issues	10 Issues
Special Interest Publications	2 Issues	5 Issues
Dr. Andrew Weil's Self Healing newsletter	None	12 Issues

(a) In 2010 and 2009 we published one special *Martha Stewart Weddings* issue.

Production, distribution and editorial expenses increased $0.1 million for the year ended December 31, 2010 from the prior year due to higher art and editorial compensation and story costs to support the print and digital magazines, books and the websites, as well as higher production and distribution expenses related to the increase in magazine pages. These expenses were partially offset by lower paper costs, lower cash and non-cash bonuses and the discontinuation of *Dr. Andrew Weil's Self Healing* newsletter and the Weil special interest publications.

Selling and promotion expenses decreased $0.5 million due to lower advertising and consumer marketing staff costs including lower cash and non-cash bonuses, as well as lower subscriber acquisition costs, lower newsstand placement expenses and the discontinuation of the Weil newsletter and special interest publications. The decrease in selling and promotion expenses was partially offset by higher direct mail investment for *Martha Stewart Living* and additional website infrastructure investment related to the replatforming of the website. General and administrative expenses decreased $1.9 million primarily due to lower headcount and lower facilities-related costs. Depreciation and amortization expenses decreased $1.1 million primarily due to the full depreciation by the second quarter of 2010 of the costs associated with the 2007 launch of our redesigned website.

BROADCASTING SEGMENT

(in thousands)	2010	2009	Better / (Worse)
Broadcasting Segment Revenues			
Advertising	$23,499	$24,454	$ (955)
Radio	3,500	7,000	(3,500)
Licensing and other	15,435	14,657	778
Total Broadcasting Segment Revenues	42,434	46,111	(3,677)
Broadcasting Segment Operating Costs and Expenses			
Production, distribution and editorial	33,911	29,669	(4,242)
Selling and promotion	3,254	3,028	(226)
General and administrative	5,969	5,885	(84)
Depreciation and amortization	878	1,389	511
Total Broadcasting Segment Operating Costs and Expenses	44,012	39,971	(4,041)
Broadcasting Segment Operating (Loss) / Income	$(1,578)	$ 6,140	$(7,718)

Broadcasting segment revenues decreased 8% for the year ended December 31, 2010 from the prior year. Advertising revenue decreased $1.0 million primarily due to the decline in household ratings for season 5 of *The Martha Stewart Show* in syndication compared with season 4. The decrease was partially offset by an increase in the quantity of integrations at higher rates and the inclusion of advertising revenue from our new radio agreement with Sirius XM Radio, which provides for lower licensing fees than our previous agreement, but also provides an opportunity to replace a portion of the licensing fees through advertising sales. However, as a result of the lower licensing fees in the new radio agreement, radio licensing revenue decreased $3.5 million. Licensing and other revenue increased $0.8 million in 2010 due to the recognition of substantially all of the exclusive license fee of approximately $5.0 million from Hallmark Channel for a significant portion of our library of programming. In addition, licensing revenue increased from the delivery of new television programming to the Hallmark Channel as part of the companion programming to *The Martha Stewart Show*, which include *Mad Hungry with Lucinda Scala Quinn*, *Whatever Martha!* and specials. These increases were largely offset by the absence of revenue from our TurboChef relationship and historical cable retransmission revenue, both of which contributed revenues in 2009, as well as lower licensing revenues related to Emeril Lagasse's television programming and lower international licensing revenues.

Production, distribution and editorial expenses increased $4.2 million due primarily to television production costs related to the new programming on the Hallmark Channel. These expenses were partially offset by lower distribution fees and production cost savings related to season 5 of *The Martha Stewart Show* as compared to the prior year's season 4. Selling and promotion expenses increased $0.2 million due to higher compensation-related costs. Depreciation and amortization expenses decreased $0.5 million primarily due to the timing of amortization in connection with the revenue recognition related to our library of Emeril Lagasse television content.

MERCHANDISING SEGMENT

(in thousands)	2010	2009	Better / (Worse)
Merchandising Segment Revenues			
Royalty and other	$41,621	$28,066	$ 13,555
Kmart earned royalty	114	7,793	(7,679)
Kmart minimum guarantee true-up	1,071	6,707	(5,636)
Recognition of previously deferred royalties from Kmart	—	10,000	(10,000)
Total Merchandising Segment Revenues	42,806	52,566	(9,760)
Merchandising Segment Operating Costs and Expenses			
Production, distribution and editorial	7,891	9,549	1,658
Selling and promotion	4,162	2,950	(1,212)
General and administrative	5,709	2,922	(2,787)
Depreciation and amortization	43	62	19
Impairment charge — other asset	—	11,432	11,432
Total Merchandising Segment Operating Costs and Expenses	17,805	26,915	9,110
Merchandising Segment Operating Income	$25,001	$25,651	$ (650)

Merchandising segment revenues decreased 19% for the year ended December 31, 2010 from the prior year. The 2009 revenues included $24.5 million of revenues related to our agreement with Kmart as compared to only $1.2 million in 2010. Excluding revenues from Kmart, other Merchandising segment revenues increased $13.6 million or 48% primarily due to the contributions of our new merchandising relationships, higher royalty rates and sales volume from certain of our existing partners, a one-time $1.0 million payment received from a manufacturing partner and the additional one-time revenue from the early termination of our agreement with 1-800-Flowers.com. These increases in royalty and other revenue were partially offset by the absence of revenue from our TurboChef relationship, which contributed revenues in 2009.

Our agreement with Kmart ended in January 2010. The pro-rata portion of revenues related to the contractual minimum amounts from Kmart covering the specified periods is listed separately above as Kmart minimum guarantee true-up. In 2009, we also recognized royalties that were previously received and deferred and were subject to recoupment. No royalties were recouped throughout the Kmart relationship and therefore, we recognized $10.0 million as non-cash revenue in the fourth quarter of 2009.

Production, distribution and editorial expenses decreased $1.7 million in 2010 due to lower allocated facilities costs, as compared to 2009, as well as lower cash and non-cash bonuses. The allocation policy for facilities expenses changed in 2010 for the Merchandising segment only. All allocated rent and facilities charges are now reflected in the Merchandising segment in the general and administrative expense category. This allocation change does not impact any of our other business segments. Selling and promotion expenses increased $1.2 million mostly as a result of services that we provide to our partners for reimbursable, zero-margin creative services projects. General and administrative costs increased $2.8 million largely due to the benefit of a $3.0 million cash make-whole payment that we recognized in 2009 from our crafts manufacturing partner in connection with our investment as the result of its capital restructuring. In addition, general and administrative costs increased in 2010 due to higher allocated facilities costs due to the change in policy described above, partially offset by lower cash and non-cash bonus accruals. In 2009, we recorded non-cash impairment charges of $11.4 million related to our cost-based equity investment in United Craft MS Brands, LLC.

CORPORATE

(in thousands)	2010	2009	Better / (Worse)
Corporate Operating Costs and Expenses			
General and administrative	$ 32,152	$ 39,358	$7,206
Depreciation and amortization	2,584	4,232	1,648
Total Corporate Operating Costs and Expenses	34,736	43,590	8,854
Corporate Operating Loss	$(34,736)	$(43,590)	$8,854

Corporate operating costs and expenses decreased 20% for the year ended December 31, 2010 from the prior year. General and administrative expenses decreased $7.2 million due to lower rent expense as a result of the consolidation of certain offices and lower cash and non-cash bonuses and lower compensation-related expenses. Depreciation and amortization expenses decreased $1.6 million due to lower depreciation expense also related to the relocation of our office space.

OTHER ITEMS

INTEREST (EXPENSE) / INCOME, NET. Interest expense, net, was $0.1 million for both 2010 and 2009.

LOSS ON SALE OF FIXED ASSET. Loss on the sale of a fixed asset was $0.6 million for 2010 with no comparable loss in the prior year.

GAIN ON SALE OF SHORT-TERM INVESTMENTS. Gain on the sale of short-term investments from the disposition of certain marketable equity securities was $1.5 million for 2010 and $0.3 million in 2009.

LOSS ON EQUITY SECURITIES. Loss on equity securities was $0.02 million for 2010 compared to $0.9 million in 2009. The losses were the result of marking certain assets to fair value in accordance with accounting principles governing derivative instruments.

OTHER (LOSS)/INCOME. Other loss was $0.2 million for 2009 with no comparable loss in 2010. The other loss in 2009 was related to certain investments in equity securities that were previously accounted for under the equity method but, since the second quarter of 2009, have been accounted for under the cost method.

INCOME TAX EXPENSE. Income tax expense was $1.7 million for both 2010 and 2009.

NET LOSS. Net loss was ($9.6) million for 2010, compared to a net loss of ($14.6) million for 2009, as a result of the factors described above.

RESULTS OF OPERATIONS

Comparison for the Year Ended December 31, 2009 to the Year Ended December 31, 2008.

PUBLISHING SEGMENT

(in thousands)	2009	2008	Better / (Worse)
Publishing Segment Revenues			
Print Advertising	$ 74,815	$ 94,871	$(20,056)
Digital Advertising	16,986	14,358	2,628
Circulation	50,506	62,634	(12,128)
Books	2,779	4,676	(1,897)
Other	1,014	2,577	(1,563)
Total Publishing Segment Revenues	146,100	179,116	(33,016)
Publishing Segment Operating Costs and Expenses			
Production, distribution and editorial	82,304	95,002	12,698
Selling and promotion	53,355	61,583	8,228
General and administrative	8,419	9,438	1,019
Depreciation and amortization	2,191	2,116	(75)
Impairment charge — goodwill and other asset	—	9,349	9,349
Total Publishing Segment Operating Costs and Expenses	146,269	177,488	31,219
Publishing Segment Operating (Loss) / Income	$ (169)	$ 1,628	$ (1,797)

Publishing segment revenues decreased 18% for the year ended December 31, 2009 from the prior year. Print advertising revenue decreased $20.1 million due to the decrease in pages in *Martha Stewart Living*, *Martha Stewart Weddings*, *Everyday Food* and *Body + Soul*. The decrease in advertising pages was accompanied by a decrease in advertising rates at *Martha Stewart Living* and *Martha Stewart Weddings* partially offset by slightly higher advertising rates in *Everyday Food* and *Body + Soul* driven in part by a higher circulation rate base. Digital advertising revenue increased $2.6 million, or 18%, due to an increase in audience and sold advertising volume, despite lower effective rates. Circulation revenue decreased $12.1 million due to higher agency commissions and lower effective subscription rate per copy for *Martha Stewart Living*, *Everyday Food* and *Body + Soul*, offset in part by a higher subscriber volume. Circulation revenue also decreased as a result of lower newsstand unit volume across all of our titles, as well as the prior year contribution of eight special interest publications as compared to five special interest publications in 2009. Revenue related to our books business decreased $1.9 million primarily due to the timing of delivery and acceptance of manuscripts related to our multi-book agreements with Clarkson Potter/Publishers for Martha Stewart books and Harper Studios for Emeril Lagasse books. Other revenue decreased $1.6 million as digital product revenue decreased $1.1 million due to the inclusion of revenue from *Martha Stewart Flowers* in the first quarter of 2008. Beginning in the second quarter of 2008, we transitioned to a co-branded agreement with 1-800-Flowers.com. Revenue and related earnings for this business were reported in our Merchandising segment.

Magazine Publication Schedule Year ended December 31,	2009	2008
Martha Stewart Living	12 Issues	12 Issues
Martha Stewart Weddings (a)	5 Issues	5 Issues
Everyday Food	10 Issues	10 Issues
Body + Soul	10 Issues	10 Issues
Special Interest Publications	5 Issues	8 Issues
Dr. Andrew Weil's Self Healing newsletter	12 Issues	12 Issues

(a) In 2009 and 2008, we published one special *Martha Stewart Weddings* issue.

Production, distribution and editorial expenses decreased $12.7 million, primarily due to savings related to lower volume of pages and lower paper costs. Additionally, art and editorial story and staff costs decreased partly due to lower headcount. Production, distribution and editorial costs also decreased due to the prior year transition of our flowers business to 1-800-Flowers.com, which eliminated inventory and shipping expenses. Beginning in the second quarter of 2008, costs related to our higher-margin 1-800-Flowers.com program were reported in the Merchandising segment. Selling and promotion expenses decreased $8.2 million due to lower fulfillment rates associated with *Martha Stewart Living* and *Everyday Food*, lower marketing program and lower circulation marketing costs. These decreases were partially offset by higher newsstand placement expenses for *Martha Stewart Living* and *Everyday Food* and certain higher compensation expenses. General and administrative expenses decreased $1.0 million due to reduced headcount as compared to the prior year as well as lower allocated payroll and benefits and lower non-cash compensation costs, partially offset by higher facilities-related expenses from the reallocation of rent charges to reflect current utilization of office space. The increase in our Publishing segment rent allocation has offsetting decreases in our Merchandising and Corporate segments. In the fourth quarter of 2008, we recorded a non-cash impairment charge related primarily to the goodwill associated with our 2004 acquisition of the *Body + Soul* publication group. This charge was the result of our annual impairment testing in connection with the preparation of the 2008 Annual Report on Form 10-K.

BROADCASTING SEGMENT

(in thousands)	2009	2008	Better / (Worse)
Broadcasting Segment Revenues			
Advertising	$24,454	$26,666	$(2,212)
Radio	7,000	7,500	(500)
Licensing and other	14,657	13,162	1,495
Total Broadcasting Segment Revenues	46,111	47,328	(1,217)
Broadcasting Segment Operating Costs and Expenses			
Production, distribution and editorial	29,669	31,291	1,622
Selling and promotion	3,028	3,392	364
General and administrative	5,885	7,287	1,402
Depreciation and amortization	1,389	2,578	1,189
Total Broadcasting Segment Operating Costs and Expenses	39,971	44,548	4,577
Broadcasting Segment Operating Income	$ 6,140	$ 2,780	$ 3,360

Broadcasting segment revenues decreased 3% for the year ended December 31, 2009 from the prior year. Advertising revenue decreased $2.2 million primarily due to the decline in household ratings for *The Martha Stewart Show* and lower *Everyday Food* PBS sponsorship revenue of $0.5 million as the result of the decision not to produce an additional season of *Everyday Baking from Everyday Food* in 2009. This decrease was partially offset by an increase in the quantity of integrations at higher rates, as well as higher advertising rates overall. Radio revenue decreased $0.5 million related to our new agreement with Sirius XM Radio which has the potential to provide for greater advertising opportunity to replace lower licensing fees. Licensing and other revenue increased $1.5 million due to the revenue related to the conclusion of our TurboChef relationship and historical cable retransmission partially offset by lower revenue from Emeril Lagasse's television programming and lower international distribution of *The Martha Stewart Show*.

Production, distribution and editorial expenses decreased $1.6 million due to production cost savings related to season 4 of *The Martha Stewart Show* which ended in September 2009 as compared to the prior year's season 3, as well as lower distribution fees. Selling and promotion expenses decreased $0.4 million primarily due to lower headcount and reduced spending related to the season 5 launch as compared to the prior year's season 4 launch. General and administrative expenses decreased $1.4 million due to lower headcount and related costs. Depreciation and amortization expenses decreased $1.2 million primarily due to the timing of amortization in connection with the revenue recognition related to our library of Emeril Lagasse television content.

MERCHANDISING SEGMENT

(in thousands)	2009	2008	Better / (Worse)
Merchandising Segment Revenues			
Royalty and other	$28,066	$34,116	$ (6,050)
Kmart earned royalty	7,793	18,772	(10,979)
Kmart minimum guarantee true-up	6,707	4,978	1,729
Recognition of previously deferred royalties from Kmart	10,000	—	10,000
Total Merchandising Segment Revenues	52,566	57,866	(5,300)
Merchandising Segment Operating Costs and Expenses			
Production, distribution and editorial	9,549	10,409	860
Selling and promotion	2,950	6,529	3,579
General and administrative	2,922	7,980	5,058
Depreciation and amortization	62	90	28
Impairment charge — other asset	11,432	0	(11,432)
Total Merchandising Segment Operating Costs and Expenses	26,915	25,008	(1,907)
Merchandising Segment Operating Income	$25,651	$32,858	$ (7,207)

Merchandising segment revenues decreased 9% for the year ended December 31, 2009 from the prior year. Our agreement with Kmart ended in January 2010. The pro-rata portion of revenues related to the contractual minimum amounts from Kmart covering the specified periods is listed separately above as Kmart minimum guarantee true-up. In 2009, we also recognized royalties that were previously received and deferred and were subject to recoupment. No royalties were recouped throughout the Kmart relationship and therefore, we recognized $10.0 million as non-cash revenue in the fourth quarter of 2009. The decrease in other revenues was mostly due to a decrease in services that we provide to our partners for reimbursable zero-margin creative services projects and the prior year revenue true-up from Sears Canada, a relationship that expired in the third quarter of 2008.

Production, distribution and editorial expenses decreased $0.9 million due primarily to lower compensation costs as compared to the prior year due to reduced staffing. Selling and promotion expenses decreased $3.6 million primarily as a result of the corresponding revenue decrease in services that we provide to our partners for reimbursable creative services projects. General and administrative costs decreased $5.0 million primarily due to a $3.0 million cash make-whole payment that we received in October 2009 from our crafts manufacturing partner in connection with our investment as the result of its capital restructuring. In addition, general and administrative expenses decreased due to lower facilities-related expenses primarily due to reallocating rent charges among the segments to reflect current utilization. The decrease in our Merchandising segment rent allocation has offsetting increases in our Publishing segment. For the year ended December 31, 2009, we recorded non-cash impairment charges of $11.4 million related to our cost-based equity investment in United Craft MS Brands, LLC.

CORPORATE

(in thousands)	2009	2008	Better / (Worse)
Corporate Operating Costs and Expenses			
General and administrative	$ 39,358	$ 44,934	$ 5,576
Depreciation and amortization	4,232	3,189	(1,043)
Total Corporate Operating Costs and Expenses	43,590	48,123	4,533
Corporate Operating Loss	$(43,590)	$(48,123)	$ 4,533

Corporate operating costs and expenses decreased 9% for the year ended December 31, 2009 from the prior year. General and administrative expenses decreased largely due to a company-wide reorganization in 2008 that resulted in severance and other one-time expenses as well as charges related to facility expenses in 2008. Expenses also decreased due to reallocating rent charges to reflect current utilization. The decrease in our Corporate segment has an offsetting increase in our Publishing segment. Partially offsetting the decrease in general and administrative expenses was higher bonus expense in 2009 compared to 2008. Depreciation and amortization expenses increased $1.0 million due to accelerated depreciation charges related to the relocation of our office space.

OTHER ITEMS

INTEREST (EXPENSE) / INCOME, NET. Interest expense, net, was $0.1 million for 2009, compared to interest income, net, of $0.5 million for 2008. The decrease in interest income was primarily attributable to lower interest rates on our money market funds and short-term investments, as well as lower average cash balances. The decrease was partially offset by a decline in interest expense in connection with our term loan related to the acquisition of certain assets of Emeril Lagasse due to a lower average outstanding principal balance in 2009 and lower interest rates.

GAIN ON SALE OF SHORT-TERM INVESTMENTS. Gain on the sale of short-term investments from the disposition of certain marketable equity securities was $0.3 million in 2009 with no comparable gain in 2008.

LOSS ON EQUITY SECURITIES. Loss on equity securities was $0.9 million for 2009 compared to a loss of $2.2 million in 2008. The loss was the result of marking certain assets to fair value in accordance with accounting principles governing derivative instruments. The losses were partially offset by our gain from the sale of certain equity securities.

OTHER (LOSS)/INCOME. Other loss was $0.2 million for 2009 compared to $0.8 million in 2008. Certain investments in equity securities, previously accounted for under the equity method, were accounted for under the cost method beginning in the second quarter of 2009.

INCOME TAX EXPENSE. Income tax expense was $1.7 million for 2009, compared to a $2.3 million expense in 2008. The difference is primarily due to the establishment of deferred tax liabilities in 2008 on indefinite lived intangibles with no tax basis.

NET LOSS. Net loss was ($14.6) million for 2009, compared to a net loss of ($15.7) million for 2008, as a result of the factors described above.

LIQUIDITY AND CAPITAL RESOURCES

Overview

Our primary source of liquidity has generally been from cash generated by operating activities. Specifically, in 2008, cash from operations was provided by Kmart and from the Emeril Lagasse assets acquired in 2008. In 2009, we used cash for operations due to the significant reduction in cash received related to the Kmart contractual minimums as compared to 2008, as well as the increase in working capital. The increase to working capital was due to the increase in certain receivables and the decrease in deferred subscription revenue. In 2010, cash from operations was provided by our business segment performance as described above. Operating results and cash flows may change due to a variety of factors, including changes in demand for the product, changes in our cost structure and changes in macroeconomic factors. Any such changes in our business can have a significant effect on cash flows.

We believe, as described further below, that our available cash balances and short-term investments will be sufficient to meet our recurring cash needs for working capital and capital expenditures for 2011.

Sources and Uses of Cash

During 2010, our overall cash, cash equivalents and short-term investments decreased $5.2 million from December 31, 2009 due primarily to principal pre-payments of the term loan. Cash, cash equivalents and short-term investments were $33.3 million and $38.5 million at December 31, 2010 and December 31, 2009, respectively.

Operating Activities

Our cash inflows from operating activities are generated by our business segments from revenues, as described above, which include cash from advertising customers, licensing partners and magazine circulation sales. Operating cash outflows generally include employee and related costs, the physical costs associated with producing magazines and our television shows and the cash costs of facilities.

Cash provided by and (used in) operating activities was $1.9 million, $(9.3) million and $39.7 million for the years ended December 31, 2010, 2009 and 2008, respectively. In 2010, cash provided by operations increased from 2009 despite our 2010 net loss as the result of non-cash factors impacting our net loss. In addition, cash provided by operations in 2010 benefited from the satisfaction of the 2009 year-end receivable due from Kmart and other advertising receivables, partially offset by the addition of a receivable related to the recognition of substantially all of the exclusive license fee from Hallmark Channel for a significant portion of our library of programming.

Investing Activities

Our cash inflows from investing activities generally include proceeds from the sale of short-term investments. Investing cash outflows generally include payments for short- and long-term investments, additions to property, plant, and equipment, and for the acquisition of new businesses.

Cash provided by and (used in) investing activities was $0.2 million, $(9.6) million and $(38.9) million for the years ended December 31, 2010, 2009 and 2008, respectively. In 2010, cash flow provided by investing activities was the result of cash received from the sale of a fixed asset and net sales of short-term investments largely offset by cash used for capital improvements, including expenditures to upgrade office technology and to relocate and consolidate certain offices.

Financing Activities

Our cash inflows from financing activities generally include proceeds from the exercise of stock options for our Class A Common Stock issued under our equity incentive plans, as well as proceeds from debt financing. Cash outflows from financing activities generally include principal repayment of outstanding debt and debt issuance costs.

Cash flows (used in) and provided by financing activities were $(4.2) million, $(5.9) million and $18.8 million for the years ended December 31, 2010, 2009 and 2008, respectively. In 2010, we made $4.5 million in principal pre-payments on our term loan with Bank of America related to the acquisition of certain assets of Emeril Lagasse.

Debt

We have a line of credit with Bank of America in the amount of $5.0 million, which is generally used to secure outstanding letters of credit. The line was renewed as of June 30, 2010 for a one-year period. The renewal did not include any substantive changes from the prior year's terms. We were compliant with the debt covenants related to the line of credit as of December 31, 2010. We had no outstanding borrowings under this facility as of December 31, 2010 and had letters of credit outstanding of $2.6 million.

In April 2008, we entered into a loan agreement with Bank of America for a term loan in the amount of $30.0 million related to the acquisition of certain assets of Emeril Lagasse. The loan is secured by substantially all of the assets of the Emeril business that we acquired. The loan agreement requires equal principal payments of $1.5 million and accrued interest to be paid by us quarterly for the duration of the loan term, approximately 5 years. As of December 31, 2010, we have paid $21.0 million in principal, including prepayment of the $4.5 million due through September 30, 2011, such that $9.0 million was outstanding at December 31, 2010. Only one principal payment of $1.5 million due as of December 31, 2011 is reflected as a current liability in the consolidated balance sheet as of December 31, 2010. The interest rate on all outstanding amounts is equal to a floating rate of 1-month London Interbank Offered Rate ("LIBOR") plus 2.85%.

The loan terms require us to be in compliance with certain financial and other covenants, failure with which to comply would result in an event of default and would permit Bank of America to accelerate and demand repayment of the loan in full.

A summary of the most significant financial covenants is as follows:

Financial Covenant	
Tangible Net Worth	At least $40.0 million
Funded Debt to EBITDA (a)	Equal to or less than 2.0
Parent Guarantor (the Company) Basic Fixed Charge Coverage Ratio (b)	Equal to or greater than 2.75
Quick Ratio	Equal to or greater than 1.0

(a) EBITDA is net income before interest, taxes, depreciation, amortization, non-cash equity compensation and impairment charges as defined in the loan agreement and subsequent waiver and amendment.

(b) Basic Fixed Charge Coverage is the ratio of EBITDA for the trailing four quarters to the sum of interest expense for the trailing four quarters and the current portion of long-term debt at the covenant testing date.

In the fourth quarter, we had anticipated that we would not be in compliance with the covenants of the loan agreement that require us to maintain a Funded Debt to EBITDA Ratio equal to or less than 2.0 and a Parent Guarantor Basic Fixed Charge Ratio equal to or greater than 2.75 for the twelve month period ending December 31, 2010. As a result, we executed a waiver in respect of the maintenance of these covenants of the loan agreement with Bank of America that applies to the fourth quarter of 2010 and the first quarter of 2011. Other than the covenants that were waived, we were compliant with the debt covenants as of December 31, 2010.

In the first quarter of 2011, we anticipated that we would not be in compliance with the covenants of the loan agreement that require us to maintain Tangible Net Worth of at least $40 million as of March 31, 2011, as well as to maintain a Funded Debt to EBITDA Ratio equal to or less than 2.0 and a Parent Guarantor Basic Fixed Charge Ratio equal to or greater than 2.75 for the twelve month period ending June 30, 2011. As a result, we executed an amendment to the loan agreement with Bank of America, which requires us to maintain Tangible Net Worth of at least $35 million that applies to the first quarter of 2011, and with respect to the other two covenants, we executed a waiver that excludes these adjusted EBITDA-related covenants in their entirety for the second quarter of 2011.

We currently expect to be compliant with all other debt covenants through 2011. Additionally, we currently have cash balances that are in excess of the loan payable, which provides us with the ability to repay the outstanding principal in full at any time in the event of default or to prevent default.

The loan agreement also contains a variety of other customary affirmative and negative covenants that, among other things, limit us and our subsidiaries' ability to incur additional debt, suffer the creation of liens on their assets, pay dividends or repurchase stock, make investments or loans, sell assets, enter into transactions with affiliates other than on arm's length terms in the ordinary course of business, make capital expenditures, merge into or acquire other entities or liquidate. The negative covenants expressly permit us to, among other things: incur an additional $15 million of debt to finance permitted investments or acquisitions; incur an additional $15 million of earnout liabilities in connection with permitted acquisitions; spend up to $30 million repurchasing our stock or paying dividends thereon (so long as no default or event of default existed at the time of or would result from such repurchase or dividend payment and we would be in pro forma compliance with the above-described financial covenants assuming such repurchase or dividend payment had occurred at the beginning of the most recently-ended four-quarter period); make investments and acquisitions (so long as no default or event of default existed at the time of or would result from such investment or acquisition and we would be in pro forma compliance with the above-described financial covenants assuming the acquisition or investment had occurred at the beginning of the most recently-ended four-quarter period); make up to $15 million in capital expenditures in fiscal year 2008 and $7.5 million in each subsequent fiscal year, provided that we can carry over any unspent amount to any subsequent fiscal year (but in no event may we make more than $15 million in capital expenditures in any fiscal year); sell one of our investments (or any asset we might receive in conversion or exchange for such investment); and sell assets during the term of the loan comprising, in the aggregate, up to 10% of our consolidated shareholders' equity, provided we receive at least 75% of the consideration in cash.

Cash Requirements

Our commitments consist primarily of leases for office facilities under operating lease agreements and principal repayments of our loan. Future minimum payments under our operating leases are included in Note 13, *Commitments and Contingencies*, in the Notes to Consolidated Financial Statements and are summarized in the table below:

	Payments due by period (in thousands)					
Contractual Obligations	**Total**	**Less than 1 year**	**1-3 years**	**3-5 years**	**More than 5 years**	**Other**
Long-Term Debt Obligations (1)	$ 9,000	$ 1,500	$ 6,000	$ 1,500	$ —	$—
Operating Lease Obligations (2)	82,155	13,985	28,277	23,576	16,317	—
Unrecognized Tax Benefits (3)	295	—	—	—	—	295
Total	$91,450	$15,485	$34,277	$25,076	$16,317	$295

(1) Long-term debt obligations exclude interest payments. The interest rate on the outstanding principal balance is equal to a floating rate of 1-month LIBOR plus 2.85%.

(2) Operating lease obligations are shown net of sublease income in this table. This table includes the future minimum payments under the current terms of the television production studio and administrative office operating lease which is currently being negotiated for renewal. See Note 13, *Commitments and Contingencies*, in the Notes to Consolidated Financial Statements for further discussion of operating leases.

(3) These amounts represent expected payments with interest for uncertain tax positions as of December 31, 2010. We are not able to reasonably estimate the timing of future cash flows related to $0.3 million of this liability, and therefore have presented this amount as "Other" in the table above. See Note 10, *Income Taxes*, in the Notes to Consolidated Financial Statements, for further discussion of income taxes.

In addition to our contractual obligations, in 2011, we expect to use approximately $3.0 million in cash for 2011 capital expenditures due to continued upgrades to our corporate information technology, as well as the continued leasehold improvements to our office space.

OFF-BALANCE SHEET ARRANGEMENTS

Our bylaws may require us to indemnify our directors and officers against liabilities that may arise by reason of their status as such and to advance their expenses incurred as a result of any legal proceedings against them as to which they could be indemnified.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

General

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with United States generally accepted accounting principles ("GAAP"). The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to bad debts, inventories, deferred production costs, long-lived assets and accrued losses. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe that, of our significant accounting policies disclosed in this Annual Report on Form 10-K, the following may involve the highest degree of judgment and complexity.

Revenue Recognition

We recognize revenues when realized or realizable and earned. Revenues and associated accounts receivable are recorded net of provisions for estimated future returns, doubtful accounts and other allowances.

We participate in certain arrangements containing multiple deliverables. These arrangements generally consist of custom-created advertising programs delivered on multiple media platforms, as well as licensing programs which may also be supported by various promotional plans. Examples of significant program deliverables include print advertising pages in our publications, product integrations on our television and radio programs, and advertising impressions delivered on our website. Arrangements that were executed prior to January 1, 2010 are accounted for in accordance with the provisions of Accounting Standards Codification ("ASC") Topic 605, *Revenue Recognition* ("ASC 605"). Because we elected to early adopt, on a prospective basis, Financial Accounting Standards Board ("FASB") ASU No. 09-13, *Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements (a consensus of the FASB Emerging Issues Task Force)* ("ASU 09-13"), arrangements executed on or after January 1, 2010 are subject to the new guidance. ASU 09-13 updates the existing multiple-element arrangement guidance in ASC 605.

The determination of units of accounting includes several criteria under both ASC 605 and ASU 09-13. Consistent with ASC 605, ASU 09-13 requires that we examine separate contracts with the same entity or related parties that are entered into or near the same time to determine if the arrangements should be considered a single arrangement in the determination of units of accounting. While both ASC 605 and ASU 09-13 require that units delivered have standalone value to the customer, ASU 09-13 modifies the separation criteria in determining units of accounting by eliminating the requirement to obtain objective and reliable evidence of the fair value of undelivered items. As a result of the elimination of this requirement, our significant program deliverables generally meet the separation criteria under ASU 09-13, whereas under ASC 605 they did not qualify as separate units of accounting.

For those arrangements accounted for under ASC 605, if we are unable to put forth objective and reliable evidence of the fair value of each deliverable, then we account for the deliverables as a combined unit of accounting rather than separate units of accounting. In this case, the arrangement fee is recognized as revenue as the earnings process is completed, generally over the fulfillment term of the last deliverable.

For those arrangements accounted for under ASU 09-13, we are required to allocate revenue based on the relative selling price of each deliverable which qualifies as a unit of accounting, even if such deliverables are not sold separately by us or other vendors. Determination of selling price is a judgmental process which requires numerous assumptions. The consideration is allocated at the inception of the arrangement to all deliverables based upon their relative selling prices. Selling prices for deliverables that qualify as separate units of accounting are determined using a hierarchy of: (1) vendor-specific objective evidence ("VSOE"), (2) third-party evidence, and (3) best estimate of selling price. We are able to establish VSOE of selling price for certain of our radio deliverables; however, in most instances we have allocated consideration based upon its best estimate of selling price. We established VSOE of selling price for certain radio deliverables by demonstrating that a substantial majority of the recent standalone sales of those deliverables are priced within a relatively narrow range. However, our other deliverables generally are priced with a wide range of discounts/premiums as the result of a variety of factors, including the size of the advertiser and the volume and placement of advertising sold to the advertiser. Our best estimate of selling price is intended to represent the price at which it would sell the deliverable if we were to sell the item regularly on a standalone basis. Our estimates consider market conditions, such as competitor pricing pressures, as well as entity-specific factors that are consistent with normal pricing practices, such as the recent history of the selling prices of similar products when sold on a standalone basis, the impact of the cost of customization, the size of the transaction, and other factors contemplated in negotiating the arrangement with the customer. The arrangement fee is recognized as revenue as the earnings process is completed, generally at the time each unit of accounting is fulfilled (*i.e.*, when magazines are on sale, at the time television integrations are aired or when the digital impressions are served).

Print advertising revenues are generally recorded upon the on-sale dates of the magazines and are stated net of agency commissions and cash and sales discounts. Subscription revenues are recognized on a straight-line basis over the life of the subscription as issues are delivered. Newsstand revenues are recognized based on estimates with respect to future returns and net of brokerage and newsstand-related fees. We base our estimates on our historical experience and current market conditions. Revenues earned from book publishing are recorded as manuscripts are delivered to and/or accepted by our publisher. Additional revenue is recorded as sales on a unit basis exceed the advanced royalty for the individual title or in certain cases, advances on cross-collateralized titles. Digital advertising revenues are generally based on the sale of impression-based advertisements, which are recorded in the period in which the advertisements are served.

Television advertising revenues for season 5 of *The Martha Stewart Show* in syndication were recognized when the related commercials were aired and were recorded net of agency commission and estimated reserves for television audience underdelivery. Television spot advertising for season 6 of *The Martha Stewart Show* is sold by Hallmark Channel, with net receipts payable to us quarterly. Since advertisers contract with Hallmark Channel directly, balance sheet reserves for television audience underdelivery are not required; however, revenues continue to be recognized when commercials are aired and are recorded net of agency commission and the impact of television audience underdelivery. Television integration revenues are recognized when the segment featuring the related product/brand immersion is initially aired. Television revenues related to Emeril Lagasse are generally recognized when services are performed, regardless of when the episodes air. Licensing revenues are recorded as earned in accordance with the specific terms of each agreement and are generally recognized upon delivery of the episodes to the licensee, provided that the license period has begun. Throughout 2010, we executed several agreements with Hallmark Channel, certain of which are combined as one arrangement. The agreements with Hallmark Channel are accounted for under the guidance set forth in ASC 926, *Entertainment – Films*. Radio advertising revenues are generally recorded when the related commercials are aired and are recorded net of agency commissions. Licensing revenues from our radio programming are recorded on a straight-line basis over the term of the agreement.

Licensing-based revenues, most of which are in our Merchandising segment, are accrued on a monthly basis based on the specific mechanisms of each contract. Payments are generally made by our partners on a quarterly basis. Generally, revenues are accrued based on actual sales, while any minimum guarantees are earned evenly over the fiscal year. Revenues related to our agreement with Kmart had been recorded on a monthly basis based on actual retail sales, until the last period of the year, when we recognized a substantial majority of the true-up between the minimum royalty amount and royalties paid on actual sales. Not recognizing revenue until the fourth quarter was originally driven in large part by concern about whether the collectability of the minimums was reasonably assured in the wake of the Kmart Chapter 11 filing. Concern about the collectability persisted in subsequent years due to difficulties in the relationship with Kmart and numerous store closings that caused royalties to fall short of the minimums. Accordingly, the true-up payment was recorded in the fourth quarter at the time the true-up amounts were known and subsequently collected. Our Kmart agreement ended in January 2010.

We maintain reserves for all segment receivables, as appropriate. These reserves are adjusted regularly based upon actual results. Allowances for uncollectible receivables are estimated based upon a combination of write-off history, aging analysis and any specific, known troubled accounts. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances might be required.

Television Production Costs

Television production costs are capitalized and amortized based upon estimates of future revenues to be received and future costs to be incurred for the applicable television product. We base our estimates primarily on existing contracts for programs, historical advertising rates and ratings, as well as market conditions. Estimated future revenues and costs are adjusted regularly based upon actual results and changes in market and other conditions.

Goodwill and Indefinite-Lived Intangible Assets

We are required to analyze our goodwill and other intangible assets on an annual basis, as well as when events and circumstances indicate impairment may have occurred. Unforeseen events and changes in circumstances and market conditions and material differences in the value of long-lived assets due to changes in estimates could negatively affect the fair value of our assets and result in an impairment charge. In estimating fair value, we must make assumptions and projections regarding items such as future cash flows, future revenues, future earnings and other factors. The assumptions used in the estimate of fair value are generally consistent with the past performance of each reporting unit and are also consistent with the projections and assumptions that are used in current operating plans. Such assumptions are subject to change as a result of changing economic and competitive conditions. If these estimates or their related assumptions change in the future, we may be required to record an impairment loss for any of our intangible assets. Had the estimated fair values of each of these reporting units been hypothetically lower by 10% as of our annual testing date, the fair values of the reporting units would have exceeded their respective carrying values. Had the estimated fair values of each of these reporting units been hypothetically lower by 20% as of our annual testing date, the fair value of one of our reporting units would not have exceeded its respective carrying value, which could result in an impairment charge of less than $1.0 million. The recording of any resulting impairment loss could have a material adverse effect on our financial statements.

Long-Lived and Finite-Lived Intangible Assets

We review the carrying values of our long-lived assets whenever events or changes in circumstances indicate that such carrying values may not be recoverable. Unforeseen events and changes in circumstances and market conditions and material differences in the value of long-lived assets due to changes in estimates of future cash flows could negatively affect the fair value of our assets and result in an impairment charge, which could have a material adverse effect on our financial statements. We have a finite-lived intangible asset related to the purchase of the library of Emeril Lagasse television content. The unamortized portion of this finite-lived intangible asset was $1.3 million as of December 31, 2010. If we were unable to further derive revenues from this television content library, then the finite-lived intangible asset would be subject to accelerated amortization of up to $1.3 million.

Deferred Income Tax Asset Valuation Allowance

We record a valuation allowance to reduce our deferred income tax assets to the amount that is more likely than not to be realized. In evaluating our ability to recover our deferred income tax assets, we consider all available positive and negative evidence, including our operating results, ongoing tax planning and forecasts of future taxable income on a jurisdiction by jurisdiction basis. Our cumulative pre-tax loss in recent years represents sufficient negative evidence for us to determine that the establishment of a full valuation allowance against the deferred tax asset is appropriate. This valuation allowance offsets net deferred tax assets associated with future tax deductions, as well as carryforward items. In the event we were to determine that we would be able to realize our deferred income tax assets in the future in excess of their net recorded amount, we would make an adjustment to the valuation allowance which would reduce the provision for income taxes. See Note 10, *Income Taxes*, in the Notes to Consolidated Financial Statements for additional information.

Non-Cash Equity Compensation

We currently have a stock incentive plan that permits us to grant various types of share-based incentives to key employees, directors and consultants. The primary types of incentives that have been granted under the plan are restricted shares of common stock, restricted stock unit awards and stock options. Restricted shares are valued at the market value of traded shares on the date of grant. Other than performance-based shares tied to the market price of our Class A common stock, performance-based awards are accrued as compensation expense based on the probable outcome of the performance condition, consistent with requirements of ASC Topic 718, *Compensation - Stock Compensation*. Stock options are valued using a Black-Scholes option pricing model. The Black-Scholes option pricing model requires numerous assumptions, including expected volatility of our stock price and expected life of the option.

Item 7A. *Quantitative and Qualitative Disclosure about Market Risk.*

We are exposed to certain market risks as the result of our use of financial instruments, in particular the potential market value loss arising from adverse changes in interest rates as well as from adverse changes in our publicly traded investment. We do not utilize financial instruments for trading purposes.

Interest Rates

We are exposed to market rate risk due to changes in interest rates on our loan agreement with Bank of America that we entered into on April 2, 2008 under which we borrowed $30.0 million to fund a portion of the acquisition of certain assets of Emeril Lagasse. Interest rates applicable to amounts outstanding under this facility are at variable rates based on the 1-month LIBOR rate plus 2.85%. A change in interest rates on this variable rate debt impacts the interest incurred and cash flows but does not impact the fair value of the instrument. We had outstanding borrowings of $9.0 million on the term loan at December 31, 2010 at an average rate of 3.12% for the year. A one percentage point increase in the interest rate would have increased interest expense by $0.1 million for 2010.

We also have exposure to market rate risk for changes in interest rates as those rates relate to our investment portfolio. The primary objective of our investment activities is to preserve principal while at the same time maximizing yields without significantly increasing risk. We attempt to protect and preserve our invested funds by limiting default, market and reinvestment risk. To achieve this objective, we invest our excess cash in debt instruments of the United States Government and its agencies and in high-quality corporate issuers (including bank instruments and money market funds) and, by internal policy, limit both the term and amount of credit exposure to any one issuer. As of December 31, 2010, net unrealized gains and losses on these investments were not material. However, in 2010, we recorded approximately $0.6 million in interest income. Our future investment income may fluctuate due to changes in interest rates, or we may suffer losses in principal if forced to sell securities that have declined in market value due to changes in interest rates.

Item 8. *Financial Statements and Supplementary Data.*

The information required by this Item is set forth on pages F-1 through F-32 of this Annual Report on Form 10-K and is incorporated by reference herein.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.***

None.

Item 9A. ***Controls and Procedures.***

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Principal Executive Officer and our Principal Financial Officer, we evaluated the effectiveness of our disclosure controls and procedures (as defined in the Rules 13a-15(e) and 15d-15(e) under the Exchange Act required by Exchange Act Rules 13a-15(b) or 15d-15(e)), as of the end of the period covered by this report. Based upon that evaluation, our Principal Executive Officer and Principal Financial Officer concluded that our disclosure controls and procedures were effective as of that date to provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and include controls and procedures designed to ensure that information required to be disclosed by us in such reports is accumulated and communicated to our management, including the Principal Executive Officer and Principal Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of our management, including our Principal Executive Officer and Principal Financial Officer, we assessed the effectiveness of our internal control over financial reporting as of the end of the period covered by this report based on the framework in "Internal Control-Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, our Principal Executive Officer and Principal Financial Officer concluded that our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external purposes in accordance with United States generally accepted accounting principles.

Our independent registered public accounting firm, Ernst & Young LLP, has issued an attestation report on our internal control over financial reporting. The attestation report is included herein.

Evaluation of Changes in Internal Control Over Financial Reporting

Under the supervision and with the participation of our management, including our Principal Executive Officer and Principal Financial Officer, we have determined that, during the fourth quarter of fiscal 2010, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Martha Stewart Living Omnimedia, Inc.

We have audited Martha Stewart Living Omnimedia, Inc.'s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Martha Stewart Living Omnimedia, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Martha Stewart Living Omnimedia, Inc. as of December 31, 2010 and 2009, and the related consolidated statements of operations, shareholders' equity and comprehensive loss, and cash flows for each of the three years in the period ended December 31, 2010 and our report dated March 14, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young
New York, New York
March 14, 2011

Item 9B. ***Other Information.***

Although we did not achieve the adjusted EBITDA (*i.e.*, consolidated income (loss) before interest income or expense, taxes, depreciation and amortization, impairment, non-cash compensation expense and other expense) target provided under the Martha Stewart Living Omnimedia, Inc. Annual Incentive Plan for 2010, the Compensation Committee considered the recommendation of management to acknowledge employee efforts in an environment that continued to be challenging by making discretionary recognition awards. These payments included recognition awards to certain of the named executive officers, as an acknowledgement of their leadership and contributions during 2010 and for further retention and motivational purposes, as follows: Robin Marino, $50,000; Kelli Turner, $40,000; and Peter Hurwitz, $35,000.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance.*

The information required by this Item is set forth in our Proxy Statement for our 2011 annual meeting of stockholders (our "Proxy Statement") under the captions "**PROPOSAL 1 – ELECTION OF DIRECTORS —** Information Concerning Nominees," "**INFORMATION CONCERNING EXECUTIVE OFFICERS,**" "**MEETINGS AND COMMITTEES OF THE BOARD —** Code of Ethics" and " — Audit Committee," and "**SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE**" and is hereby incorporated herein by reference.

Item 11. *Executive Compensation.*

The information required by this Item is set forth in our Proxy Statement under the captions "**MEETINGS AND COMMITTEES OF THE BOARD —** Compensation Committee Interlocks and Insider Participation," "**COMPENSATION OF OUTSIDE DIRECTORS,**" "**DIRECTOR COMPENSATION TABLE,**" "**COMPENSATION COMMITTEE REPORT,**" "**COMPENSATION DISCUSSION AND ANALYSIS,**" "**SUMMARY COMPENSATION TABLE,**" "**GRANTS OF PLAN-BASED AWARDS IN 2010,**" "**EXECUTIVE COMPENSATION AGREEMENTS,**" "**OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END 2010,**" "**OPTION EXERCISES AND STOCK VESTED DURING 2010,**" and "**POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL**" and is hereby incorporated herein by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.*

The information required by this Item regarding beneficial ownership of our equity securities is set forth in our Proxy Statement under the caption "**SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT**" and is hereby incorporated herein by reference.

Equity Compensation Plan Information

The following table sets forth certain information regarding our equity compensation plans as of December 31, 2010.

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a) (c)
Equity Compensation plans approved by security holders:	8,241,776(1)	$ 7.16	3,427,476(2)
Equity Compensation plans not approved by security holders:	416,667(3)	$12.59	n/a
Total	8,658,443	n/a	n/a

(1) Includes 720,000 restricted stock units and 200,000 performance-based shares. The weighted average exercise price reported in column (b) does not take these awards into account.

(2) Represents shares available for grant under the Martha Stewart Living Omnimedia Omnibus Stock and Option Compensation Plan.

(3) Represents the remainder of a warrant issued in connection with a consulting agreement in August 2006; the shares became fully vested in July 2007. See Note 9, *Employee and Non-Employee Benefit and Compensation Plans*, in the Notes to Consolidated Financial Statements.

Item 13. ***Certain Relationships and Related Transactions, and Director Independence.***

The information required by this Item is set forth in our Proxy Statement under the caption "**CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS**" and "**MEETING AND COMMITTEES OF THE BOARD —** Corporate Governance" and is hereby incorporated herein by reference.

Item 14. ***Principal Accountant Fees and Services.***

The information required by this Item is set forth in our Proxy Statement under the caption "**INDEPENDENT PUBLIC ACCOUNTANTS**" and is hereby incorporated herein by reference.

PART IV

Item 15. *Exhibits and Financial Statement Schedules.*

(a) (1) and (2) Financial Statements and Schedules: See page F-1 of this Annual Report on Form 10-K.

(3) *Exhibits:*

Exhibit Number		Exhibit Title
3.1	—	Martha Stewart Living Omnimedia, Inc.'s Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to our Registration Statement on Form S-1, as amended, File Number 333-84001 (the "Registration Statement")).
3.2	—	Martha Stewart Living Omnimedia, Inc.'s By-Laws (incorporated by reference to Exhibit 3.2 to our Quarterly Report on Form 10-Q (file number 001-15395) for the quarter ended June 30, 2008 ("June 2008 10-Q")).
4.1	—	Warrant to purchase shares of Class A Common Stock, dated August 11, 2006 (incorporated by reference to Exhibit 4.2 to our Quarterly Report on Form 10-Q (file number 001-15395) for the quarter ended September 30, 2006 ("September, 2006 10-Q")).
10.1†	—	1999 Stock Incentive Plan (incorporated by reference to the Registration Statement), as amended by Exhibits 10.1.1, 10.1.2 and 10.1.3.
10.1.1†	—	Amendment No. 1 to the 1999 Stock Incentive Plan, dated as of March 9, 2000 (incorporated by reference to our Annual Report on Form 10-K for the year ended December 31, 1999, File Number 001-15395 (the "1999 10-K")).
10.1.2†	—	Amendment No. 2 to the Amended and Restated 1999 Stock Incentive Plan, dated as of May 11, 2000 (incorporated by reference to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 (the "June 2000 10-Q")).
10.1.3†	—	Amendment No. 3 to the Amended and Restated 1999 Stock Incentive Plan (incorporated by reference to our Current Report on Form 8-K filed on May 17, 2005 (the "May 17, 2005 8-K")).
10.2†	—	1999 Non-Employee Director Stock and Option Compensation Plan (incorporated by reference to the Registration Statement) as amended by Exhibit 10.2.1.
10.2.1†	—	Amendment No. 1 to the Martha Stewart Living Omnimedia, Inc. Non-Employee Director Stock and Option Compensation Plan (incorporated by reference to the May 17, 2005 8-K).
10.3	—	Form of Intellectual Property License and Preservation Agreement, dated as of October 22, 1999, by and between Martha Stewart Living Omnimedia, Inc. and Martha Stewart (incorporated by reference to Exhibit 10.8 to the Registration Statement).
10.4†	—	Director Compensation Program (incorporated by reference to Exhibit 10.26 to our Annual Report on Form 10-K (file number 001-15395) for the year ended December 31, 2009 (the "2009 10-K")).
10.5†	—	Employment Agreement, dated as of September 17, 2008, between Martha Stewart Living Omnimedia, Inc. and Charles A. Koppelman (incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q (file number 001-15395) for the quarter ended September 30, 2008 ("September 2008 10-Q")), as amended by Exhibit 10.5.1.
10.5.1†	—	Amendment dated as of October 29, 2010 to the Employment Agreement, dated as of September 17, 2008, between Martha Stewart Living Omnimedia, Inc. and Charles A. Koppelman (incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q (file number 001-15395) for the quarter ended September 30, 2010 ("September 2010 10-Q")).

Exhibit Number		Exhibit Title
10.6	—	Lease, dated August 20, 1999, between 601 West Associates LLC and Martha Stewart Living Omnimedia LLC (incorporated by reference to Exhibit 10.12 to the Registration Statement) as amended by Exhibits 10.6.1 and 10.6.2.
10.6.1	—	First Lease Modification Agreement, dated December 24, 1999, between 601 West Associates LLC and Martha Stewart Living Omnimedia, Inc. (incorporated by reference to Exhibit 10.12.1 to our Annual Report on Form 10-K (file number 001-15395) for the year ended December 31, 1999).
10.6.2	—	Sixth Lease Modification Agreement, dated as of June 14, 2007, between 601 West Associates LLC and Martha Stewart Living Omnimedia, Inc (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q (file number 001-15395) for the quarter ended March 31, 2008 ("March 2008 10-Q")).
10.7	—	Lease, dated as of October 1, 2000, between Newtown Group Properties Limited Partnership and Martha Stewart Living Omnimedia, Inc. (incorporated by reference to Exhibit 10.1 our Quarterly Report on Form 10-Q (file number 001-15395) for the quarter ended June 30, 2001 (the "June 2001 10-Q")).
10.8†	—	Employment Agreement, dated as of September 17, 2008, between Martha Stewart Living Omnimedia, Inc. and Robin Marino (incorporated by reference to Exhibit 10.4 to our September 2008 10-Q).
10.9†	—	Letter Agreement, dated as of September 1, 2009, between Martha Stewart Living Omnimedia, Inc. and Peter Hurwitz (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q (file number 001-15395) for the quarter ended March 31, 2010 ("March 2010 10-Q")).
10.10†	—	Amended and Restated Employment Agreement, dated as of April 1, 2009, between Martha Stewart Living Omnimedia, Inc. and Martha Stewart (incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q (file number 001-15395) for the Quarter ended March 31, 2009 ("March 2009 10-Q").
10.11	—	Intangible Asset License Agreement, dated as of June 13, 2008, between Martha Stewart Living Omnimedia, Inc. and MS Real Estate Management Company (incorporated by reference to Exhibit 10.9 to our June 2008 10-Q), as amended by Exhibits 10.11.1 and 10.11.2.
10.11.1	—	First Amendment, dated as of December, 2008, to the Intangible Asset License Agreement between MS Real Estate Management Company and Martha Stewart Living Omnimedia, Inc. dated as of June 13, 2008 (incorporated by reference to Exhibit 10.11.1 to our 2009 10-K).
10.11.2	—	Second Amendment, dated as of February 8, 2010, to the Intangible Asset License Agreement between MS Real Estate Management Company and Martha Stewart Living Omnimedia, Inc. dated as of June 13, 2008, as amended. (incorporated by reference to Exhibit 10.11.2 to our 2009 10-K).
10.12†	—	Employment Agreement, dated as of March 24, 2009, between Martha Stewart Living Omnimedia, Inc. and Kelli Turner (incorporated by reference to Exhibit 10.1 to our March 2009 10-Q).
10.13†	—	2005 Executive Severance Pay Plan (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K (file number 001-15395) filed on January 6, 2005).
10.14†	—	Form of Restricted Stock Award Agreement for use under the Martha Stewart Living Omnimedia, Inc. Amended and Restated 1999 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K (file number 001-15395) filed on January 14, 2005).

Exhibit Number		Exhibit Title
10.15†	—	Registration Rights Agreement between Charles A. Koppelman and Martha Stewart Living Omnimedia, Inc. dated January 24, 2005 (incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K (file number 001-15395) filed on October 21, 2005).
10.16	—	Warrant Registration Rights Agreement, dated as of August 11, 2006, between Martha Stewart Living Omnimedia, Inc. and Mark Burnett (incorporated by reference to Exhibit 10.3 to our September, 2006 10-Q).
10.17†	—	Form of Restricted Stock Unit Award Agreement under the Amended and Restated 1999 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K (file number 001-15395) filed on February 27, 2007).
10.18†	—	2008 Executive Severance Pay Plan (incorporated by reference to Exhibit 10.4 to our Quarterly Report on Form 10-Q (file number 001-15395) for the quarter ended September 30, 2007).
10.19	—	Publicity Rights Agreement, dated as of April 2, 2008, by and among Martha Stewart Living Omnimedia, Inc., MSLO Shared IP Sub LLC and Emeril J. Lagasse, III (incorporated by reference to Exhibit 10.4 to our March 2008 10-Q).
10.20**	—	Amended and Restated Loan Agreement, dated as of August 7, 2009, by and among Bank of America, N.A., MSLO Emeril Acquisition Sub LLC and Martha Stewart Living Omnimedia, Inc. (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q (file number 001-15395) for the quarter ended September 30, 2009 ("September 2009 10-Q")), as amended by Exhibits 10.20.1 and 10.20.2.
10.20.1	—	Waiver and Amendment to Loan Documents, dated as of December 18, 2009, to Amended and Restated Loan Agreement dated as of August 7, 2009 among Bank of America, N.A., MSLO Emeril Acquisition Sub LLC and Martha Stewart Living Omnimedia, Inc. (incorporated by reference to Exhibit 10.22 to our 2009 10-K).
10.20.2	—	Waiver dated as of November 1, 2010, to the Amended and Restated Loan Agreement, dated as of August 7, 2009, by and among Bank of America, N.A., MSLO Emeril Acquisition Sub LLC and Martha Stewart Living Omnimedia, Inc. (incorporated by reference to Exhibit 10.1 to our September 2010 10-Q).
10.21	—	Security Agreement, dated as of July 31, 2008, among Martha Stewart Living Omnimedia, Inc., MSLO Emeril Acquisition Sub LLC, and Bank of America, N.A. (incorporated by reference to Exhibit 10.1 to our September 2008 10-Q) as amended by Exhibits 10.21.1, 10.21.2, and 10.20.1.
10.21.1	—	Waiver and Omnibus Amendment No. 1, dated as of June 18, 2009, to Loan Agreement dated as of April 4, 2008 by and among Bank of America, N.A., MSLO Emeril Acquisition Sub LLC and Martha Stewart Living Omnimedia, Inc. (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q (file number 001-15395) for the quarter ended June 30, 2009).
10.21.2	—	Amendment No. 2, dated as of August 7, 2009, to Security Agreement dated as of July 31, 2008 among Martha Stewart Living Omnimedia, Inc., Emeril Acquisition Sub LLC and Bank of America, (incorporated by reference to Exhibit 10.2 to our September 2009 10-Q).
10.22	—	Continuing and Unconditional Guaranty dated as of April 4, 2008 executed by Martha Stewart Living Omnimedia, Inc., MSO IP Holdings, Inc., Martha Stewart, Inc., Body and Soul Omnimedia, Inc., MSLO Productions, Inc., MSLO Productions — Home, Inc., MSLO Productions — EDF, Inc. and Flour Productions, Inc. (incorporated by reference to Exhibit 10.8 to our March 2008 10-Q), as reaffirmed by Exhibit 10.22.1.

Exhibit Number		Exhibit Title
10.22.1	—	Reaffirmation of Guaranty, dated as of August 7, 2009, executed by Martha Stewart Living Omnimedia, Inc., MSO IP Holdings, Inc., Martha Stewart, Inc., Body and Soul Omnimedia, Inc., MSLO Productions, Inc. MSLO Productions Home, Inc. MSLO Productions — EDF, Inc and Flour Productions, Inc. (incorporated by reference to Exhibit 10.3 to our September 2009 10-Q).
10.23	—	Registration Rights Agreement, dated as of April 2, 2008, by and among Martha Stewart Living Omnimedia, Inc., Emeril's Food of Love Productions, L.L.C., emerils.com, LLC and Emeril J. Lagasse, III (incorporated by reference to Exhibit 10.9 to our March 2008 10-Q).
10.24†	—	Martha Stewart Living Omnimedia, Inc. Director Deferral Plan (incorporated by reference to Exhibit 10.46 to our Annual Report on Form 10-K (file number 001-15395) for the year ended December 31, 2008 (the "2008 10-K")).
10.25†	—	Martha Stewart Living Omnimedia, Inc. Non-Employee Director Stock and Option Compensation Plan Deferral Election Form dated July 1, 2004 and Clarification dated December 23, 2008 between Martha Stewart Living Omnimedia, Inc. and Michael Goldstein (incorporated by reference to Exhibit 10.47 to the 2008 10-K).
10.26†	—	Martha Stewart Living Omnimedia, Inc. Omnibus Stock and Option Compensation Plan (incorporated by reference to Exhibit 99.1 to our Current Report on Form 8-K (file number 001-15395) filed on May 20, 2008 ("May 20, 2008 8-K")).
10.27†	—	Form of Martha Stewart Living Omnimedia, Inc. Omnibus Stock and Option Compensation Plan Stock Option Agreement and forms of related Notices (incorporated by reference to Exhibit 99.2 to our May 20, 2008 8-K).
10.28†*	—	Form of Martha Stewart Living Omnimedia, Inc. Omnibus Stock and Option Compensation Plan Restricted Stock Unit Agreement.
10.29†	—	Form of Martha Stewart Living Omnimedia, Inc. Omnibus Stock and Option Compensation Plan Restricted Stock Grant Agreement (incorporated by reference to Exhibit 99.4 to our May 20, 2008 8-K).
10.30†	—	Form of Martha Stewart Living Omnimedia, Inc. Omnibus Stock and Option Compensation Plan Stock Appreciation Right Agreement and form of related Notice (incorporated by reference to Exhibit 99.5 to our May 20, 2008 8-K).
10.31†	—	Form of Martha Stewart Living Omnimedia, Inc. Omnibus Stock and Option Compensation Plan Stock Grant Agreement and form of related Acknowledgement (incorporated by reference to Exhibit 99.6 to our May 20, 2008 8-K).
10.32†	—	Form of Performance-Based Restricted Stock Unit Agreement pursuant to the Martha Stewart Living Omnimedia, Inc. Omnibus Stock and Option Compensation Plan (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K (file number 001-15395) filed on February 12, 2009).
10.33†	—	Martha Stewart Living Omnimedia, Inc. Omnibus Stock and Option Compensation Plan Restricted Stock Grant Agreement dated October 1, 2008 between Martha Stewart Living Omnimedia, Inc. and Charles Koppelman (incorporated by reference to Exhibit 10.5 to our September 2008 10-Q).
10.34†	—	Martha Stewart Living Omnimedia, Inc. Omnibus Stock and Option Compensation Plan Stock Option Grant Agreement and form of related Notice dated October 1, 2008 between Martha Stewart Living Omnimedia, Inc. and Charles Koppelman (incorporated by reference to Exhibit 10.6 to our September 2008 10-Q).

Exhibit Number		Exhibit Title
10.35†	—	Martha Stewart Living Omnimedia, Inc. Omnibus Stock and Option Compensation Plan Restricted Stock Grant Agreement dated October 1, 2008 between Martha Stewart Living Omnimedia, Inc. and Robin Marino (incorporated by reference to Exhibit 10.9 to our September 2008 10-Q).
10.36†	—	Martha Stewart Living Omnimedia, Inc. Omnibus Stock and Option Compensation Plan Stock Option Grant Agreement and form of related Notice dated October 1, 2008 between Martha Stewart Living Omnimedia, Inc. and Robin Marino (incorporated by reference to Exhibit 10.10 to our September 2008 10-Q).
10.37†	—	Martha Stewart Living Omnimedia, Inc. Annual Incentive Plan (incorporated by reference to the Company's proxy statement filed in respect of its 2005 annual meeting of stockholders, dated as of April 7, 2005).
21*	—	List of Subsidiaries.
23.1*	—	Consent of Independent Registered Public Accounting Firm.
31.1*	—	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	—	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32*	—	Certification of Principal Executive Officer and Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

† indicates management contracts and compensatory plans

* indicates filed herewith

** Schedules and exhibits to this Agreement have been omitted. The Company agrees to furnish a supplemental copy of any omitted schedule or exhibit to the Securities and Exchange Commission upon request.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 14, 2011

MARTHA STEWART LIVING OMNIMEDIA, INC.

By: /s/ Charles Koppelman

Charles A. Koppelman
Principal Executive Officer & Executive Chairman of the Board

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

Signature	Capacity
/s/ Charles Koppelman Charles A. Koppelman	Principal Executive Officer & Executive Chairman of the Board
/s/ Allison Jacques Allison Jacques	Principal Financial and Accounting Officer
/s/ Charlotte Beers Charlotte Beers	Director
/s/ Arlen Kantarian Arlen Kantarian	Director
/s/ William Roskin William A. Roskin	Director
/s/ Claudia Slacik Claudia Slacik	Director
/s/ Todd Slotkin Todd Slotkin	Director
/s/ Frederic Fekkai Frederic Fekkai	Director

Each of the above signatures is affixed as of March 14, 2011.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS, FINANCIAL STATEMENT SCHEDULES AND OTHER FINANCIAL INFORMATION

Consolidated Financial Statements:

All other schedules are omitted because they are not applicable or the required information is shown in the Consolidated Financial Statements or Notes thereto.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Martha Stewart Living Omnimedia, Inc.:

We have audited the accompanying consolidated balance sheets of Martha Stewart Living Omnimedia, Inc. as of December 31, 2010 and 2009, and the related consolidated statements of operations, shareholders' equity and comprehensive loss, and cash flows for each of the three years in the period ended December 31, 2010. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Martha Stewart Living Omnimedia, Inc. at December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Martha Stewart Living Omnimedia Inc.'s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 14, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young
New York, New York
March 14, 2011

MARTHA STEWART LIVING OMNIMEDIA, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2010, 2009 and 2008
(in thousands except share and per share data)

	2010	2009	2008
REVENUES			
Publishing	$ 145,573	$ 146,100	$ 179,116
Broadcasting	42,434	46,111	47,328
Merchandising	42,806	52,566	57,866
Total revenues	230,813	244,777	284,310
OPERATING COSTS AND EXPENSES			
Production, distribution and editorial	124,235	121,522	136,709
Selling and promotion	60,288	59,333	71,504
General and administrative	50,321	56,584	69,632
Depreciation and amortization	4,632	7,874	7,973
Impairment charge — goodwill	—	—	8,849
Impairment charge — other asset	—	11,432	500
Total operating costs and expenses	239,476	256,745	295,167
OPERATING LOSS	(8,663)	(11,968)	(10,857)
OTHER (EXPENSE)/INCOME			
Interest (expense)/income, net	(66)	(101)	490
Loss on sale of fixed asset	(647)	—	—
Gain on sale of short-term investments	1,512	330	—
Loss on equity securities	(15)	(877)	(2,221)
Other loss	—	(236)	(763)
Total other income / (expense)	784	(884)	(2,494)
LOSS BEFORE INCOME TAXES	(7,879)	(12,852)	(13,351)
Income tax provision	(1,717)	(1,726)	(2,314)
NET LOSS	$ (9,596)	$ (14,578)	$ (15,665)
LOSS PER SHARE			
Basic and diluted	$ (0.18)	$ (0.27)	$ (0.29)
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING			
Basic and diluted	54,440,490	53,879,785	53,359,538

The accompanying notes are an integral part of these consolidated financial statements.

MARTHA STEWART LIVING OMNIMEDIA, INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2010 and 2009
(in thousands except share and per share data)

	2010	2009
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 23,204	$ 25,384
Short-term investments	10,091	13,085
Accounts receivable, net	59,250	56,364
Inventory	5,309	5,166
Deferred television production costs	2,413	3,788
Other current assets	4,772	5,709
Total current assets	105,039	109,496
PROPERTY, PLANT AND EQUIPMENT, net	14,507	17,268
GOODWILL, net	45,107	45,107
OTHER INTANGIBLE ASSETS, net	46,547	47,070
OTHER NONCURRENT ASSETS, net	11,114	10,850
Total assets	$ 222,314	$ 229,791
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	$ 30,062	$ 26,752
Accrued payroll and related costs	6,541	7,495
Current portion of deferred subscription revenue	18,734	18,587
Current portion of other deferred revenue	4,732	4,716
Current portion loan payable	1,500	—
Total current liabilities	61,569	57,550
DEFERRED SUBSCRIPTION REVENUE	4,529	5,672
OTHER DEFERRED REVENUE	1,413	2,759
LOAN PAYABLE	7,500	13,500
DEFERRED INCOME TAX LIABILITY	4,527	3,200
OTHER NONCURRENT LIABILITIES	3,743	3,290
Total liabilities	83,281	85,971
COMMITMENTS AND CONTINGENCIES		
SHAREHOLDERS' EQUITY		
Class A Common Stock, $.01 par value, 350,000,000 shares authorized; 28,753,212 and 28,312,997 shares outstanding in 2010 and 2009, respectively	288	283
Class B Common Stock, $.01 par value, 150,000,000 shares authorized; 26,317,960 and 26,690,125 shares outstanding in 2010 and 2009	263	267
Capital in excess of par value	295,576	290,387
Accumulated deficit	(156,201)	(146,605)
Accumulated other comprehensive (loss) / income	(118)	263
	139,808	144,595
Less Class A treasury stock — 59,400 shares at cost	(775)	(775)
Total shareholders' equity	139,033	143,820
Total liabilities and shareholders' equity	$ 222,314	$ 229,791

The accompanying notes are an integral part of these consolidated financial statements.

MARTHA STEWART LIVING OMNIMEDIA, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE LOSS
For the Years Ended December 31, 2010, 2009 and 2008
(in thousands)

	Class A Common Stock		Class B Common Stock		Capital in excess of par value	Accumulated Deficit	Accumulated Other Comprehensive Income/(Loss)	Class A Treasury Stock		Total
	Shares	Amount	Shares	Amount				Shares	Amount	
Balance at January 1, 2008	**26,738**	**$267**	**26,722**	**$267**	**$272,132**	**$(116,362)**	**$ —**	**(59)**	**$(775)**	**$155,529**
Net loss	—	—	—	—	—	(15,665)	—	—	—	(15,665)
Other comprehensive income:										
Unrealized loss on investment	—	—	—	—	—	—	(1,129)	—	—	(1,129)
Realized loss on investment	—	—	—	—	—	—	1,129	—	—	1,129
Total comprehensive loss	—	—	—	—	—	—	—	—	—	(15,665)
Shares returned on net treasury basis	—	—	(32)	—	—	—	—	—	—	—
Issuance of shares in conjunction with stock options exercises	6	—	—	—	44	—	—	—	—	44
Issuance of shares of stock and restricted stock, net of cancellations and tax withholdings	1,460	15	—	—	3,113	—	—	—	—	3,128
Non-cash equity compensation	—	—	—	—	7,959	—	—	—	—	7,959
Balance at December 31, 2008	**28,204**	**282**	**26,690**	**267**	**283,248**	**(132,027)**	**—**	**(59)**	**(775)**	**150,995**
Comprehensive loss:										
Net loss	—	—	—	—	—	(14,578)	—	—	—	(14,578)
Other comprehensive loss:										
Unrealized gain on investment	—	—	—	—	—	—	263	—	—	263
Total comprehensive loss	—	—	—	—	—	—	—	—	—	(14,315)
Issuance of shares in conjunction with stock options exercises	10	—	—	—	70	—	—	—	—	70
Issuance of shares of stock and restricted stock, net of cancellations and tax withholdings	99	1	—	—	(558)	—	—	—	—	(557)
Non-cash equity compensation	—	—	—	—	7,627	—	—	—	—	7,627
Balance at December 31, 2009	**28,313**	**283**	**26,690**	**267**	**290,387**	**(146,605)**	**263**	**(59)**	**(775)**	**143,820**
Comprehensive loss:										
Net loss	—	—	—	—	—	(9,596)	—	—	—	(9,596)
Other comprehensive income:										
Unrealized gain on investment, net	—	—	—	—	—	—	1,131	—	—	1,131
Realized gain on investment	—	—	—	—	—	—	(1,512)	—	—	(1,512)
Total comprehensive loss	—	—	—	—	—	—	—	—	—	(9,977)
Conversion of shares	372	4	(372)	(4)	—	—	—	—	—	—
Issuance of shares in conjunction with stock options exercises	142	2	—	—	293	—	—	—	—	295
Issuance of shares of stock and restricted stock, net of cancellations and tax withholdings	(74)	(1)	—	—	(460)	—	—	—	—	(461)
Non-cash equity compensation	—	—	—	—	5,356	—	—	—	—	5,356
Balance at December 31, 2010	**28,753**	**$288**	**26,318**	**$263**	**$295,576**	**$(156,201)**	**$ (118)**	**(59)**	**$(775)**	**$139,033**

The accompanying notes are an integral part of these consolidated financial statements.

MARTHA STEWART LIVING OMNIMEDIA, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2010, 2009 and 2008
(in thousands)

	2010	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES			
Net loss	$ (9,596)	$(14,578)	$(15,665)
Adjustments to reconcile net loss to net cash provided by/(used in) operating activities:			
Non-cash revenue	(4,685)	(13,446)	(2,502)
Depreciation and amortization	4,632	7,874	7,973
Amortization of deferred television production costs	27,269	20,651	21,478
Impairment charge	—	11,432	9,349
Non-cash equity compensation	5,400	7,947	8,526
Deferred income tax expense	1,327	1,347	1,854
Loss on equity securities	15	877	2,221
Gain on sale of short-term investment	(1,512)	(330)	—
Loss on sale of fixed assets	647	—	—
Other non-cash charges, net	640	760	1,578
Changes in operating assets and liabilities			
Accounts receivable, net	(711)	(3,864)	41,695
Inventory	(143)	887	(1,120)
Deferred television production costs	(25,894)	(20,363)	(20,238)
Accounts payable and accrued liabilities and other	4,969	(1,914)	243
Accrued payroll and related costs	(954)	(30)	(6,338)
Deferred subscription revenue	(996)	(5,212)	(5,684)
Deferred revenue	(484)	5	3,338
Other changes	1,948	(1,316)	(7,009)
Total changes in operating assets and liabilities	(22,265)	(31,807)	4,887
Net cash provided by/(used in) operating activities	1,872	(9,273)	39,699
CASH FLOWS FROM INVESTING ACTIVITIES			
Capital expenditures	(4,707)	(8,609)	(2,864)
Proceeds from the sale of fixed assets	1,403	—	—
Purchases of short-term investments	(15,345)	(25,010)	(9,915)
Sales of short-term investments	18,802	24,830	26,745
Acquisition of business	—	—	(46,310)
Investment in other non-current assets	—	(828)	(6,512)
Net cash provided by/(used in) investing activities	153	(9,617)	(38,856)
CASH FLOWS FROM FINANCING ACTIVITIES			
Debt issuance costs	—	—	(719)
Proceeds from long-term debt	—	—	30,000
Repayment of long-term debt	(4,500)	(6,000)	(10,500)
Proceeds from exercise of stock options	295	70	44
Net cash (used in)/provided by financing activities	(4,205)	(5,930)	18,825
Net (decrease)/increase in cash	(2,180)	(24,820)	19,668
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	25,384	50,204	30,536
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 23,204	$ 25,384	$ 50,204
SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES:			
Acquisition of business financed by stock issuance	—	—	$ 5,000

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions except share data and where noted)

1. THE COMPANY

Martha Stewart Living Omnimedia, Inc. (together with its wholly owned subsidiaries, the "Company") is a leading provider of original "how to" content and products for homemakers and other consumers. The Company's business segments are Publishing, Broadcasting and Merchandising.

In 2010, the Company announced its plan to report a "new" Publishing segment which encompasses the Company's print and digital distribution platforms that were previously reported in the Company's Publishing and Internet segments. The Company has been continuing to execute its strategy to leverage its core content across its print and digital platforms more efficiently by further centralizing the creative process. In addition, during the fourth quarter of 2010, the Company reorganized its advertising sales force to centralize selling efforts across all media. As a result of these fundamental changes in the way it views its business, the Company evaluated its operating segments and determined that the print and digital platforms no longer met the definition of separate operating segments in accordance with Accounting Standards Codification ("ASC") 280, *Segment Reporting* ("ASC 280"). The new Publishing segment provides management with a more meaningful assessment of the operating performance of the Company's print and digital platforms.

The Publishing segment primarily consists of the Company's operations related to its magazines and books, as well as its digital operations which includes the content-driven website, *marthastewart.com*. The Broadcasting segment primarily consists of the Company's television production operations, which produce television programming and other licensing revenue, and its satellite radio operations. The Merchandising segment consists of the Company's operations related to the design of merchandise and related promotional and packaging materials that are distributed by its retail and manufacturing partners in exchange for royalty income.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Recent accounting standards

Revenue Recognition for Multiple-Deliverable Revenue Arrangements

In October 2009, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 09-13, *Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements (a consensus of the FASB Emerging Issues Task Force)* ("ASU 09-13"). The Company adopted this standard on January 1, 2010. The adoption of this standard did not have a material impact on the Company's consolidated financial statements.

The Company participates in certain arrangements containing multiple deliverables. These arrangements generally consist of custom-created advertising programs delivered on multiple media platforms, as well as licensing programs which may also be supported by various promotional plans. Examples of significant program deliverables include print advertising pages in the Company's publications, commercial spots and product integrations on the Company's television and radio programs, and advertising impressions delivered on the Company's website. Arrangements that were executed prior to January 1, 2010 are accounted for in accordance with the provisions of ASC Topic 605, *Revenue Recognition* ("ASC 605"). Because the Company elected to early adopt, on a prospective basis, ASU 09-13, arrangements executed on or after January 1, 2010 are subject to the new guidance. ASU 09-13 updates the existing multiple-element arrangement guidance in ASC 605.

The determination of units of accounting includes several criteria under both ASC 605 and ASU 09-13. Consistent with ASC 605, ASU 09-13 requires that the Company examine separate contracts with the same entity or related parties that are entered into or near the same time to determine if the arrangements should be considered a single arrangement in the determination of units of accounting. While both ASC 605 and ASU 09-13 require that units delivered have standalone value to the customer, ASU 09-13 modifies the separation criteria in determining units of accounting by eliminating the requirement to obtain objective and reliable evidence of the fair value of undelivered items. As a result of the elimination of this requirement, the Company's significant program deliverables generally meet the separation criteria under ASU 09-13, whereas under ASC 605 they did not qualify as separate units of accounting.

For those arrangements accounted for under ASC 605, if the Company is unable to put forth objective and reliable evidence of the fair value of each deliverable, then the Company accounts for the deliverables as a combined unit of accounting rather than separate units of accounting. In this case, the arrangement fee is recognized as revenue as the earnings process is completed, generally over the fulfillment term of the last deliverable.

For those arrangements accounted for under ASU 09-13, the Company is required to allocate revenue based on the relative selling price of each deliverable which qualifies as a unit of accounting, even if such deliverables are not sold separately by either the Company itself or other vendors. Determination of selling price is a judgmental process which requires numerous assumptions. The consideration is allocated at the inception of the arrangement to all deliverables based upon their relative selling prices. Selling prices for deliverables that qualify as separate units of accounting are determined using a hierarchy of: (1) vendor-specific objective evidence ("VSOE"), (2) third-party evidence and (3) best estimate of selling price. The Company is able to establish VSOE of selling price for certain of its radio deliverables; however, in most instances it has allocated consideration based upon its best estimate of selling price. The Company established VSOE of selling price of certain radio deliverables by demonstrating that a substantial majority of the recent standalone sales of those deliverables are priced within a relatively narrow range. The Company's other deliverables are generally priced with a wide range of discounts/premiums as the result of a variety of factors, including the size of the advertiser and the volume and placement of advertising sold to the advertiser. The Company's best estimate of selling price is intended to represent the price at which it would sell the deliverable if the Company were to sell the item regularly on a standalone basis. The Company's estimates consider market conditions, such as competitor pricing pressures, as well as entity-specific factors that are consistent with normal pricing practices, such as the recent history of the selling prices of similar products when sold on a standalone basis, the impact of the cost of customization, the size of the transaction, and other factors contemplated in negotiating the arrangement with the customer. The arrangement fee is recognized as revenue as the earnings process is completed, generally at the time each unit of accounting is fulfilled (*i.e.*, when magazines are on sale, at the time television integrations are aired or when the digital impressions are served).

Investments in Other Non-Current Assets

In June 2009, the FASB issued Statement of Financial Accounting Standards No. 167, *Amendments to FASB Interpretation No. 46(R)* ("SFAS 167"). SFAS 167 amends certain requirements of FASB Interpretation No. 46(R) ("FIN 46R") to improve financial reporting by enterprises involved with a variable interest entity ("VIE") and provide more relevant and reliable information to users of financial statements. Among other changes, the amendments to FIN 46R replaced the then-existing quantitative approach for identifying the party that should consolidate a VIE, which was based on exposure to a majority of the risks and rewards, with a qualitative approach, based on determination of which party has the power to direct the most economically significant activities of the entity. Under the new guidance, a VIE must be consolidated if the enterprise has both (a) the power to direct the activities of the VIE that most significantly impact the entity's economic performance and (b) the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE. The new guidance also requires continuous assessments of whether an enterprise is the primary beneficiary of a VIE and amends certain guidance for determining whether an entity is a VIE.

SFAS 167 has a similar scope as FIN 46R, with the addition of entities previously considered qualifying special purpose entities and was effective for the first annual reporting period beginning after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter, with earlier application prohibited. In December 2009, the FASB issued ASU No. 2009-17,

Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities ("ASU 09-17"). The purpose of ASU 09-17 is to bring SFAS 167 (as discussed above) into the ASC by amending ASC Topic 810, *Consolidation*. The application of ASU 09-17 did not have an impact on the Company's financial condition or results of operations.

The Company has cost-based investments which represent investments in preferred stock. As of December 31, 2010, the Company's aggregate carrying value of these investments was $5.8 million and has been included within other noncurrent assets in the consolidated balance sheet. The Company has determined that certain of these investments represent interests in VIEs. As of December 31, 2010, the Company's investments in the entities were substantially equal to its maximum exposure to loss. There are no future contractual funding commitments at this time. The Company has determined that the Company is not the primary beneficiary of these entities since the Company does not have the power to direct the activities that most significantly impact the entities' economic performance. Accordingly, the Company does not consolidate these entities and accounts for these investments under the cost method.

Principles of Consolidation

The consolidated financial statements include the accounts of all wholly owned subsidiaries. Investments in which the Company does not exercise significant influence over the investee are accounted for using the cost method of accounting. All significant intercompany transactions have been eliminated.

Acquisitions

The Company accounts for acquisitions using the purchase method. Under this method, the acquiring company allocates the purchase price to the assets acquired based upon their estimated fair values at the date of acquisition, including intangible assets that can be identified. The purchase price in excess of the fair value of the net assets acquired is recorded as goodwill.

Investment in equity securities

During 2009 and 2010 the Company held certain investments in equity securities which had readily determinable fair values. These securities were accounted for as available-for-sale securities and were reported at fair value, with unrealized gains and losses excluded from earnings and reported as accumulated other comprehensive income/(loss) within shareholders' equity. If a decline in fair value of any of these securities had been judged to be other than temporary, the cost basis of the securities would have been written down to fair value and the amount of the write-down would have been accounted for as a realized loss, included in earnings. No such write-downs occurred in either year. In 2010, the Company sold all of its investments in equity securities for a gain of $1.5 million which is included in total other (expense)/income on the consolidated statement of operations. Accordingly, as of December 31, 2010, the Company no longer held investments in equity securities with readily determinable fair values.

Cash and Cash Equivalents

Cash and cash equivalents include cash equivalents that mature within three months of the date of purchase.

Short-term Investments

Short-term investments include investments that have maturity dates in excess of three months, but less than one year, from the date of acquisition (see Note 3).

Revenue Recognition

The Company recognizes revenues when realized or realizable and earned. Revenues and associated accounts receivable are recorded net of provisions for estimated future returns, doubtful accounts and other allowances. Allowances for uncollectible receivables are estimated based upon a combination of write-off history, aging analysis, and any specific, known troubled accounts.

See "Recent accounting standards" in this Note 2 for further discussion of revenue recognition for multiple-deliverable revenue arrangements.

Magazine advertising revenues are recorded based on the on-sale dates of magazines and are stated net of agency commissions and cash and sales discounts.

Deferred subscription revenue results from advance payments for subscriptions received from subscribers and is recognized on a straight-line basis over the life of the subscription as issues are delivered.

Newsstand revenues are recognized based on the on-sale dates of magazines and are recorded based upon estimates of sales, net of brokerage and newsstand related fees. Estimated returns are recorded based upon historical experience.

Deferred book revenue results from advance payments received from the Company's publishers and is recognized as manuscripts are delivered to and accepted by the publishers. Revenue is also earned from book publishing as sales on a unit basis exceed the advanced royalty.

Digital advertising revenues on the Company's websites are generally based on the sale of impression-based advertisements, which are recorded in the period in which the advertisements are served.

Television advertising revenues for season 5 of *The Martha Stewart Show* in syndication were recognized when the related commercials were aired and were recorded net of agency commission and estimated reserves for television audience underdelivery. Television spot advertising for season 6 of *The Martha Stewart Show* is sold by Hallmark Channel, with net receipts payable to the Company quarterly. Since advertisers contract with Hallmark Channel directly, balance sheet reserves for television audience underdelivery are not required; however, revenues continue to be recognized when commercials are aired and are recorded net of agency commission and the impact of television audience underdelivery. Television integration revenues are recognized when the segment featuring the related product/brand immersion is initially aired. Television revenues related to Emeril Lagasse are generally recognized when services are performed, regardless of when the episodes air. Licensing revenues are recorded as earned in accordance with the specific terms of each agreement and are generally recognized upon delivery of the episodes to the licensee, provided that the license period has begun. Throughout 2010, the Company executed several agreements with Hallmark Channel, certain of which are combined as one arrangement. The agreements with Hallmark Channel are accounted for under the guidance set forth in ASC 926, *Entertainment – Films*. Radio advertising revenues are generally recorded when the related commercials are aired and are recorded net of agency commissions. Licensing revenues from the Company's radio programming are recorded on a straight-line basis over the term of the agreement.

Licensing-based revenues, most of which are in the Merchandising segment, are accrued on a monthly basis based on the specific mechanisms of each contract. Payments are generally made by the Company's partners on a quarterly basis. Generally, revenues are accrued based on actual sales, while any minimum guarantees are earned evenly over the fiscal year. Revenues related to the Company's agreement with Kmart had been recorded on a monthly basis based on actual retail sales, until the last period of the year, when the Company recognized a substantial majority of the true-up between the minimum royalty amount and royalties paid on actual sales. Not recognizing revenue until the fourth quarter was originally driven in large part by concern about whether the collectability of the minimums was reasonably assured in the wake of the Kmart Chapter 11 filing. Concern about the collectability persisted in subsequent years due to difficulties in the relationship with Kmart and numerous store closings that caused royalties to fall short of the minimums. Accordingly, the true-up payment had been recorded in the fourth quarter at the time the true-up amounts were known and subsequently collected. The Company's Kmart agreement ended in January 2010.

Inventories

Inventory consisting of paper is stated at the lower of cost or market. Cost is determined using the first-in, first-out ("FIFO") method.

Television Production Costs

Television production costs are capitalized and amortized based upon estimates of future revenues to be received and future costs to be incurred for the applicable television product. The Company bases its estimates primarily on existing contracts for programs, historical advertising rates and ratings, as well as market conditions. Estimated future revenues and costs are adjusted regularly based upon actual results and changes in market and other conditions.

Property, Plant and Equipment

Property, plant and equipment is stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized using the straight-line method over the lease term or, if shorter, the estimated useful lives of the related assets.

The useful lives of the Company's assets are as follows:

Studio sets	2 years
Furniture, fixtures and equipment	3 – 5 years
Computer hardware and software	3 – 5 years
Leasehold improvements	life of lease

Goodwill and Intangible Assets

Goodwill

The components of goodwill as of December 31, 2010 and 2009 are set forth in the schedule below, and are reported within the Publishing and Merchandising segments:

(in thousands)	
Publishing	$44,257
Merchandising	850
Total	$45,107

The Company reviews goodwill for impairment by applying a fair-value based test annually, or more frequently if events or changes in circumstances warrant, in accordance with ASC Topic 350, *Goodwill (and Indefinite-Lived Intangible Assets).* Potential goodwill impairment is measured based upon a two-step process. In the first step, the Company compares the fair value of a reporting unit with its carrying amount including goodwill using a discounted cash flow valuation method. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired, thus making the second step in impairment testing unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of the impairment loss. The Company estimates fair values based on the future expected cash flows, revenues, earnings and other factors, which consider segment level historical results, current trends, and operating and cash flow projections. The Company's estimates are subject to uncertainty, and may be affected by a number of factors outside its control, including general economic conditions, the competitive market and regulatory changes. If actual results differ from the Company's estimate of future cash flows, revenues, earnings and other factors, it may record additional impairment charges in the future.

For the years ended December 31, 2010 and 2009, no impairment charges related to goodwill or intangible assets were deemed necessary. For the year ended December 31, 2008, the Company determined that the carrying amount of the *Body + Soul* properties reporting unit exceeded its fair value and recorded a non-cash goodwill impairment charge of approximately $8.8 million. The fair value of the *Body + Soul* reporting unit was calculated using the income approach, which requires estimates of future operating results and cash flows discounted using an estimated discount rate. The estimates resulted from updated financial forecasts, which reflected the Company's updated market view, business model revisions and lower spending levels. The Company evaluated the impact of these revised forecasts on its view of the *Body + Soul* reporting unit and determined that a write-off of the goodwill was appropriate.

Intangible assets

The components of intangible assets as of December 31, 2010, 2009 and 2008 are set forth in the schedule below, and are reported within the Publishing, Broadcasting and Merchandising segments:

(in thousands)	Balance at December 31, 2008	Amortization expense	Balance at December 31, 2009	Amortization expense	Balance at December 31, 2010
Trademarks	$45,200	$ —	$45,200	$ —	$45,200
Other intangibles	6,160	—	6,160	—	6,160
Accumulated amortization — other intangibles	(3,155)	(1,135)	(4,290)	(523)	(4,813)
Total	$48,205	$(1,135)	$47,070	$(523)	$46,547

The unamortized portion of finite-lived intangible assets of $1.3 million will be amortized over the period between January 1, 2011 and December 31, 2014 based upon future estimated cash flows.

The Company reviews long-lived tangible assets and intangible assets with finite useful lives for impairment whenever events or changes in circumstances indicate that their carrying values may not be recoverable, in accordance with ASC Topic 360-10, *Impairment or Disposal of Long-lived Assets.* Using the Company's best estimates based on reasonable assumptions and projections, the Company records an impairment loss to write down the assets to their estimated fair values if carrying values of such assets exceed their related undiscounted expected future cash flows. The impairment loss is measured as the amount by which the carrying amount exceeds the fair value. The Company evaluates intangible assets with finite useful lives at the lowest level at which independent cash flows can be identified. The Company evaluates corporate assets or other long-lived assets at a consolidated entity or segment reporting unit level, as appropriate.

For the years ended December 31, 2010 and 2009, no impairment charges for long-lived tangible assets and intangible assets with finite useful lives were deemed necessary. In the fourth quarter of 2008, the Company recorded a non-cash impairment charge of $0.5 million for the write-down of an intangible asset in the Publishing business segment related to the 2004 acquisition of the *Body + Soul* properties.

Investment in Other Non-Current Assets

During the second quarter of 2008, the Company entered into a three-year agreement with TurboChef Technologies, Inc. ("TurboChef") to provide intellectual property and promotional services in exchange for

$10.0 million. In lieu of cash consideration, TurboChef provided consideration in the form of 381,049 shares of TurboChef stock and a warrant to purchase 454,000 shares of TurboChef stock for an aggregate fair value of approximately $5.0 million in the first agreement year (2008), and was to provide another $2.5 million in each of years two and three of the agreement in the form of stock or cash, at its option, for a total contract value of $10.0 million.

On January 5, 2009, the Middleby Corporation ("Middleby") completed its acquisition of TurboChef in a cash and stock transaction. Under the terms of the merger agreement, holders of TurboChef's common shares received a combination of $3.67 in cash and 0.0486 shares of Middleby common stock per TurboChef share. In addition, the warrant was converted to a new warrant to purchase 22,064 shares of Middleby. The consideration upon the merger equated to $2.0 million, which represented $1.4 million in cash and 18,518 shares of Middleby common stock worth $0.5 million on January 5, 2009, as well as $0.1 million related to the warrant. In the first quarter of 2009, Middleby paid the Company $2.5 million in cash, fulfilling the second year obligation under the agreement. During the second quarter of 2009, the Company sold its 18,518 shares of Middleby common stock for $0.9 million representing a gain on sale of equity securities of $0.3 million. In July 2009, the Company and Middleby agreed to terminate the intellectual property and promotional services agreement and to cancel the related warrant. In connection with the termination agreement, Middleby paid the Company $2.0 million in cash. This cash payment plus the remaining deferred revenue of $3.6 million for a total of $5.6 million was recognized during the third and fourth quarters of 2009 as the Company fulfilled certain remaining deliverables.

Prior to the cancellation of the warrant, any changes to the market value of the Middleby common stock required an adjustment to the warrant. The warrant met the definition of a derivative in accordance with ASC Topic 815, *Derivatives and Hedging*, and was marked to market each quarter with the adjustment recorded in other income or other expense. In the first quarter of 2009, the Company recorded $0.8 million of losses on equity securities to reflect the market fluctuations of the warrant. In the second quarter of 2009, the Company recorded $0.1 million of losses on equity securities to reflect the cancellation of the warrant.

Non-cash amounts related to these agreements have been appropriately adjusted in the cash flows from operating activities in the statement of cash flows.

In the twelve-month period ended December 31, 2009, the Company recorded a non-cash impairment charge in the Merchandising segment of $11.4 million to reduce the carrying value of its cost-based equity investment in United Craft MS Brands, LLC ("United Craft").

On October 9, 2009, Wilton Brands, Inc. and Wilton Holdings, Inc. ("Wilton Holdings") reached an agreement to restructure the capital structure of the affiliates of United Craft. Wilton Holdings, a subsidiary of United Craft, issued new shares of its common stock, constituting a majority of its total shares, to the new debt holders of Wilton Holdings. The Company currently has merchandise agreements with Wilton Properties, Inc., a subsidiary of United Craft, for various crafts products sold under the *Martha Stewart Crafts* name. These agreements contain change of control provisions which stipulate that in the event of a sale of United Craft with no distributions issued to unitholders, the Company is due a make-whole payment. As a result of the restructuring transaction, the Company received a $3.0 million cash make-whole payment in October 2009 which was recorded as a reduction to general and administrative expenses within the Merchandising segment.

While the Company has assessed the value of investments and concluded that there are no losses that are believed to be other-than-temporary as of December 31, 2010, it is reasonably possible that individual investments in the Company's portfolio may experience an other-than-temporary decline in value in the future if the underlying issuer experiences poor operating results or the U.S. or certain foreign equity markets experience further declines in value.

As of December 31, 2010, the Company's aggregate carrying value of its cost-based investments was $5.8 million. This amount primarily consists of the Company's preferred stock investments in WeddingWire, pingg and Ziplist.

Advertising Costs

Advertising costs, consisting primarily of direct-response advertising, are expensed in the period in which the related advertising campaign occurs.

Earnings Per Share

Basic earnings per share is computed using the weighted average number of actual common shares outstanding during the period. Diluted earnings per share reflects the potential dilution that would occur from the exercise of stock options and shares covered under a warrant and the vesting of restricted stock and restricted stock units. For the years ended December 31, 2010, 2009 and 2008, the shares subject to options, the warrant, restricted stock and restricted stock units that were excluded from the computation of diluted earnings per share because their effect would have been antidilutive were 5,389,222, 5,696,344 and 5,858,784.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Management does not expect such differences to have a material effect on the Company's consolidated financial position or results of operations.

Equity Compensation

In accordance with the fair-value recognition provisions of ASC Topic 718, *Share-Based Payments* and Securities and Exchange Commission ("SEC") Staff Accounting Bulletin No. 107, compensation cost recognized in the years ended December 31, 2010, 2009 and 2008 is based on the grant date fair value estimated in accordance with the provisions of ASC Topic 718. Restricted shares are valued at the market value of traded shares on the date of grant. Other than performance-based shares tied to the market price of the Company's Class A Common Stock, performance-based awards are accrued as compensation expense based on the probable outcome of the performance condition, consistent with requirements of ASC Topic 718. Stock options are valued using a Black-Scholes option pricing model. The Black-Scholes option pricing model requires numerous assumptions, including expected volatility of the Company's Class A Common Stock price and expected life of the option.

Other

Certain prior year financial information has been reclassified to conform with fiscal 2010 financial statement presentation. Prior years' results of the former Internet segment have been combined with those of the Publishing segment in connection with the Company's revised identification of operating segments.

3. FAIR VALUE MEASUREMENTS

The Company categorizes its assets and liabilities measured at fair value into a fair value hierarchy that prioritizes the inputs used in pricing the asset or liability. The three levels of the fair value hierarchy are:

- Level 1: Observable inputs such as quoted prices for identical assets and liabilities in active markets obtained from independent sources.
- Level 2: Other inputs that are observable directly or indirectly, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active and inputs that are derived principally from or corroborated by observable market data. The fair value of the Company's level 2 financial assets is primarily obtained from observable market prices for identical underlying securities that may not be actively traded. Certain of these securities may have different market prices from multiple market data sources, in which case a weighted average market price is used.

- Level 3: Unobservable inputs for which there is little or no market data and require the Company to develop its own assumptions, based on the best information available in the circumstances, about the assumptions market participants would use in pricing the asset or liability.

The following tables present the Company's assets that are measured at fair value on a recurring basis:

	December 31, 2010			
(in thousands)	Quoted Market Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value Measurements
Short-term investments:				
U.S. government and agency securities	$ —	$ 1,637	$ —	$ 1,637
Corporate obligations	—	5,977	—	5,977
Other fixed income securities	—	2,140	—	2,140
International securities	—	337	—	337
Total	$ —	$10,091	$ —	$10,091

	December 31, 2009			
(in thousands)	Quoted Market Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value Measurements
Short-term investments:				
Four month certificate of deposit	$ —	$10,948	$ —	$10,948
Marketable equity securities	2,137	—	—	2,137
Total short-term investments:	2,137	10,948	—	13,085
Other current assets:				
Marketable equity securities	895	—	—	895
Total	$3,032	$10,948	$ —	$13,980

The Company has no liabilities that are measured at fair value on a recurring basis.

Marketable Equity Securities

During 2010, the Company sold the marketable equity securities it held at December 31, 2009 for a gain of $1.5 million which is included in total other (expense)/income on the consolidated statements of operations. The specific identification method was used to determine the cost of the securities sold.

Assets measured at fair value on a nonrecurring basis

The Company's non-financial assets, such as goodwill, intangible assets and property and equipment, as well as cost method investments, are measured at fair value when there is an indicator of impairment and are recorded at fair value only when an impairment charge is recognized. Such impairment charges would incorporate fair value measurements based on level 3 inputs.

4. ACCOUNTS RECEIVABLE, NET

The components of accounts receivable at December 31, 2010 and 2009 were as follows:

(in thousands)	2010	2009
Advertising	$36,529	$38,735
Licensing	19,888	17,498
Other	4,335	4,339
	60,752	60,572
Less: reserve for credits and uncollectible accounts	1,502	4,208
	$59,250	$56,364

At December 31, 2009, accounts receivable from Kmart was approximately $7.7 million, primarily related to the true-up payment due to the minimum guaranteed royalty for the year. Payment of such receivable was received by the Company in the first quarter of 2010, prior to the filing of the Annual Report on Form 10-K for the year ended December 31, 2009. There was no receivable from Kmart at December 31, 2010.

Television underdelivery reserves that were previously characterized as reserves against accounts receivable through September 30, 2010, were reclassified as accrued liabilities as of December 31, 2010 due to the change in distribution of *The Martha Stewart Show* from syndication to cable. The Company no longer directly sells television commercial spots and therefore does not generate receivables that are subject to underdelivery.

5. INVENTORIES

Inventory is comprised of paper, and was valued at $5.3 million and $5.2 million at December 31, 2010 and 2009, respectively. Cost is determined using the FIFO method.

6. PROPERTY, PLANT AND EQUIPMENT, NET

The components of property, plant and equipment at December 31, 2010 and 2009 were as follows:

(in thousands)	2010	2009
Studios and equipment	$ 4,202	$ 4,202
Furniture, fixtures and equipment	7,702	10,207
Computer hardware and software	8,404	28,187
Leasehold improvements	29,690	35,612
Total Property, Plant and Equipment	49,998	78,208
Less: accumulated depreciation and amortization	35,491	60,940
Net Property, Plant and Equipment	$14,507	$17,268

Depreciation and amortization expenses related to property, plant and equipment were $3.8 million, $6.4 million and $5.5 million, for the years ended December 31, 2010, 2009 and 2008, respectively.

7. CREDIT FACILITIES

The Company has a line of credit with Bank of America in the amount of $5.0 million, which is generally used to secure outstanding letters of credit. The line was renewed as of June 30, 2010 for a one-year period. The renewal did not include any substantive changes from the prior year's terms. The Company was compliant with the debt covenants related to the line of credit as of December 31, 2010. The Company had no outstanding borrowings under this facility as of December 31, 2010 and had letters of credit outstanding of $2.6 million.

In April 2008, the Company entered into a loan agreement with Bank of America for a term loan in the amount of $30.0 million related to the acquisition of certain assets of Emeril Lagasse. The loan is secured by substantially all of the assets of the Emeril business that the Company acquired. The loan agreement requires equal principal payments of $1.5 million and accrued interest to be paid by the Company quarterly for the duration of the loan term, approximately 5 years. As of December 31, 2010, the Company has paid $21.0 million in principal, including prepayment of the $4.5 million due through September 30, 2011, such that $9.0 million was outstanding at December 31, 2010. Only one principal payment of $1.5 million due as of December 31, 2011 is reflected as a current liability in the consolidated balance sheet as of December 31, 2010. The interest rate on all outstanding amounts is equal to a floating rate of 1-month London Interbank Offered Rate ("LIBOR") plus 2.85%.

The loan terms require the Company to be in compliance with certain financial and other covenants, failure with which to comply would result in an event of default and would permit Bank of America to accelerate and demand repayment of the loan in full.

A summary of the most significant financial covenants is as follows:

Financial Covenant	
Tangible Net Worth	At least $40.0 million
Funded Debt to EBITDA (a)	Equal to or less than 2.0
Parent Guarantor (the Company) Basic Fixed Charge Coverage Ratio (b)	Equal to or greater than 2.75
Quick Ratio	Equal to or greater than 1.0

(a) EBITDA is net income before interest, taxes, depreciation, amortization, non-cash equity compensation and impairment charges as defined in the loan agreement and subsequent waiver and amendment.
(b) Basic Fixed Charge Coverage is the ratio of EBITDA for the trailing four quarters to the sum of interest expense for the trailing four quarters and the current portion of long-term debt at the covenant testing date.

In the fourth quarter, the Company had anticipated that it would not be in compliance with the covenants of the loan agreement that require the Company to maintain a Funded Debt to EBITDA Ratio equal to or less than 2.0 and a Parent Guarantor Basic Fixed Charge Ratio equal to or greater than 2.75 for the twelve month period ending December 31, 2010. As a result, the Company executed a waiver in respect of the maintenance of these covenants of the loan agreement with Bank of America that applies to the fourth quarter of 2010 and the first quarter of 2011. Other than the covenants that were waived, the Company was compliant with the debt covenants as of December 31, 2010.

In the first quarter of 2011, the Company anticipated that it would not be in compliance with the covenants of the loan agreement that require the Company to maintain Tangible Net Worth of at least $40 million as of March 31, 2011, as well as to maintain a Funded Debt to EBITDA Ratio equal to or less than 2.0 and a Parent Guarantor Basic Fixed Charge Ratio equal to or greater than 2.75 for the twelve month period ending June 30, 2011. As a result, the Company executed an amendment to the loan agreement with Bank of America, which requires the Company to maintain Tangible Net Worth of at least $35 million that applies to the first quarter of 2011, and with respect to the other two covenants, the Company executed a waiver that excludes these adjusted EBITDA-related covenants in their entirety for the second quarter of 2011.

The Company currently expects to be compliant with all other debt covenants through 2011. Additionally, the Company currently has cash balances that are in excess of the loan payable, which provides the Company with the ability to repay the outstanding principal in full at any time in the event of default or to prevent default.

The loan agreement also contains a variety of other customary affirmative and negative covenants that, among other things, limit the Company's and its subsidiaries' ability to incur additional debt, suffer the creation of liens on their assets, pay dividends or repurchase stock, make investments or loans, sell assets, enter into transactions with affiliates other than on arm's length terms in the ordinary course of business, make capital expenditures, merge into or acquire other entities or liquidate. The negative covenants expressly permit the Company to, among other things: incur an additional $15 million of debt to finance permitted investments or acquisitions; incur an additional $15 million of earnout liabilities in connection with permitted acquisitions; spend up to $30 million repurchasing the Company's stock or paying dividends thereon (so long as no default or event of default existed at the time of or would result from such repurchase or dividend payment and the Company would be in pro forma compliance with the above-described financial covenants assuming such repurchase or dividend payment had occurred at the beginning of the most recently-ended four-quarter period); make investments and acquisitions (so long as no default or event of default existed at the time of or would result from such investment or acquisition and the Company would be in pro forma compliance with the above-described financial covenants assuming the acquisition or investment had occurred at the beginning of the most recently-ended four-quarter period); make up to $15 million in capital expenditures in fiscal year 2008 and $7.5 million in each subsequent fiscal year, provided that the Company can carry over any unspent amount to any subsequent fiscal year (but in no event may the Company make more than $15 million in capital expenditures in any fiscal year); sell one of the Company's investments (or any asset the Company might receive in conversion or exchange for such investment); and sell assets during the term of the loan comprising, in the aggregate, up to 10% of the Company's consolidated shareholders' equity, provided the Company receives at least 75% of the consideration in cash.

8. SHAREHOLDERS' EQUITY

The Company has two classes of common stock outstanding. The Class B Common Stock is identical in all respects to Class A Common Stock, except with respect to voting and conversion rights. Each share of Class B Common Stock entitles its holder to ten votes and is convertible on a one-for-one basis to Class A Common Stock at the option of the holder and automatically upon most transfers.

9. EMPLOYEE AND NON-EMPLOYEE BENEFIT AND COMPENSATION PLANS

Retirement Plans

The Company established a 401(k) retirement plan effective July 1, 1997, available to substantially all employees. An employee can contribute up to a maximum of 25% of compensation to the plan, or the maximum allowable contribution by the Internal Revenue Code ($0.02 million in 2010, 2009 and 2008), whichever is less. The Company matches 50% of the first 6% of compensation contributed. Employees vest ratably in employer-matching contributions over a period of four years of service. The employer-matching contributions totaled approximately $0.8 million, $1.0 million and $1.1 million for the years ended December 31, 2010, 2009 and 2008, respectively.

The Company does not sponsor any post-retirement and/or post-employment benefit plan.

Stock Incentive Plans

Prior to May 2008, the Company had several stock incentive plans that permitted the Company to grant various types of share-based incentives to key employees, directors and consultants. The primary types of incentives granted under these plans were stock options and restricted shares of common stock. The Compensation Committee of the Board of Directors was authorized to grant awards for up to a maximum of 10,000,000 underlying shares of Class A Common Stock under the Martha Stewart Living Omnimedia, Inc. Amended and Restated 1999 Stock Incentive Plan (the "1999 Option Plan"), and awards for up to a maximum of 600,000 underlying shares of Class A Common Stock under the Company's Non-Employee Director Stock and Option Compensation Plan (the "Non-Employee Director Plan").

In April 2008, the Company's Board of Directors adopted the Martha Stewart Living Omnimedia, Inc. Omnibus Stock and Option Compensation Plan (the "New Stock Plan"), which was approved by the Company's stockholders at the Company's 2008 annual meeting in May 2008. The New Stock Plan has 10,000,000 shares of Class A Common Stock available for issuance. The New Stock Plan replaced the 1999 Option Plan and Non-Employee Director Plan (together, the "Prior Plans"), which together had an aggregate of approximately 1,850,000 shares still available for issuance. Therefore, the total net effect of the replacement of the Prior Plans and adoption of the New Stock Plan was an increase of approximately 8,150,000 shares of Class A Common Stock available for issuance under the Company's stock plans.

In November 1997, the Company established the Martha Stewart Living Omnimedia LLC Nonqualified Class A LLC Unit/Stock Option Plan (the "1997 Option Plan"). The Company had an agreement with Martha Stewart whereby she periodically returned to the Company shares of Class B Common Stock owned by her or her affiliates in amounts corresponding on a net treasury basis to the number of options exercised under the 1997 Option Plan during the relevant period. As of the first quarter of 2008, all shares of Class B Common Stock due to the Company pursuant to this agreement had been returned. No options remain outstanding under the 1997 Option Plan and no further awards will be made from the 1997 Option Plan.

Compensation expense is recognized in the production, distribution and editorial, the selling and promotion, and the general and administrative expense lines of the Company's consolidated statements of operations. For the years ended December 31, 2010, 2009 and 2008, the Company recorded non-cash equity compensation expense of $5.4 million, $7.9 million, and $8.5 million, respectively. In 2006 and 2005, the Company capitalized $0.2 million and $1.3 million, respectively, of non-cash equity compensation which was issued in connection with the execution of certain licensing agreements. Accordingly, the value of the shares is amortized to non-cash equity compensation expense as revenues are recognized. For the year ended December 31, 2010, $0.04 million was expensed in connection with these awards. As of December 31, 2010, capitalized non-cash equity compensation was $0.1 million.

Black-Scholes Assumptions

The Company uses the Black-Scholes option pricing model to value options and warrants issued. The model requires numerous assumptions, including expected volatility of the Company's Class A Common Stock price, expected life of the option and expected cancellations. These assumptions are reviewed and used to value grants when they are issued.

Stock Options

Options which were issued under the 1999 Option Plan were granted with an exercise price equal to the closing price of Class A Common Stock on the most recent prior date for which a closing price is available, without regard to after-hours trading. Options granted under the New Stock Plan are granted with an exercise price equal to the closing price of the Class A Common Stock on the date of grant. Stock options have a term not to exceed 10 years. The Compensation Committee determines the vesting period for the Company's stock options. Generally, employee stock options vest ratably on each of either the first three or four anniversaries of the grant date. Non-employee director options generally vest over a one-year period from the grant date. Employee option awards usually do not provide for accelerated vesting upon retirement, death, or disability unless otherwise provided in the applicable award agreement.

As of December 31, 2010 and 2009, there was $4.2 million and $5.7 million, respectively, of total unrecognized compensation cost related to nonvested stock options to be recognized over a weighted average period of 2.0 years.

The intrinsic values of options exercised during the years ended December 31, 2010 and 2009 were not significant. The total cash received from the exercise of stock options was $0.3 million and $0.1 million for the years ended December 31, 2010 and 2009, respectively, and is classified as financing cash flows.

During 2010, the Company issued 870,002 options to employees from the New Stock Plan. During 2009, the Company issued 3,805,765 options to employees from the New Stock Plan. During 2008, the Company issued 786,376, 2,700,000, and 50,000 options to employees from the New Stock Plan, the 1999 Option Plan, and the Non-Employee Director Plan, respectively.

The fair value of employee option awards was estimated on the grant date using the Black-Scholes option-pricing model on the basis of the following weighted average assumptions:

	2010	2009	2008
Risk-free interest rates	1.0% – 1.6%	0.9% – 2.33%	1.2% – 2.5%
Dividend yields	Zero	Zero	Zero
Expected volatility	61.8% – 63.8%	45.1% – 64.3%	45.1% – 50.3%
Expected option life	2.5 – 3.7 years	2.5 – 3.7 years	2.5 – 3.7 years
Average fair market value per option granted	\$2.14 – \$2.61	\$0.71 – \$3.29	\$1.69 – \$3.27

Note: This table represents a blend of assumptions.

During 2010 and 2009, no options were granted to non-employees. During 2008, the Company issued 100,858 options to a non-employee under the New Stock Plan. The fair value of non-employee contingent awards where vesting restrictions lapsed in 2008 was estimated on the date when vesting provisions lapsed, using the Black-Scholes option-pricing model on the basis of the following weighted average assumptions:

	2008
Risk-free interest rates	3.3% – 3.7%
Dividend yields	Zero
Expected volatility	45.5% – 47.8%
Expected option life	7.1 – 7.5 years
Average fair market value per option granted	\$2.00 – \$2.55

Note: This table represents a blend of assumptions.

Changes in outstanding options under the 1999 Option Plan and the Non-Employee Director Plan during the years ended December 31, 2010 and 2009 were as follows:

	Number of shares subject to options	Weighted average exercise price
Outstanding as of December 31, 2008	3,531,391	\$12.71
Granted	—	—
Exercised	(9,900)	7.04
Cancelled	(688,624)	10.08
Outstanding as of December 31, 2009	2,832,867	\$13.37
Granted	—	—
Exercised	(3,500)	6.78
Cancelled	(249,467)	21.55
Outstanding as of December 31, 2010	2,579,900	\$12.59
Options exercisable at December 31, 2010	2,109,332	\$13.82
Shares available for grant at December 31, 2010	—	

Changes in outstanding options under the New Stock Plan during the years ended December 31, 2010 and 2009 were as follows:

	Number of shares subject to options	Weighted average exercise price
Outstanding as of December 31, 2008	879,734	$8.47
Granted	3,805,765	2.78
Exercised	—	—
Cancelled	(485,000)	3.70
Outstanding as of December 31, 2009	4,200,499	$3.87
Granted	870,002	5.45
Exercised	(138,249)	1.96
Cancelled	(190,376)	4.30
Outstanding as of December 31, 2010	4,741,876	$4.20
Options exercisable at December 31, 2010	1,521,705	$4.94
Shares available for grant at December 31, 2010	3,427,476	

The following table summarizes information about the shares subject to stock options outstanding under the Company's option plans as of December 31, 2010:

		Shares Subject to Options Outstanding		Shares Subject to Options Exercisable	
Range of Exercise Price Per Share	Weighted Average Remaining Contractual Life in Years	Number Outstanding	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$1.96-$10.61	8.0	6,264,551	$ 4.92	2,573,812	$ 5.87
$14.90-$15.75	0.4	9,225	15.46	9,225	15.46
$15.90	1.1	150,000	15.90	150,000	15.90
$16.45-$18.90	4.2	490,500	18.48	490,500	18.48
$19.92-$26.25	4.8	207,500	20.50	207,500	20.50
$26.56-$33.75	4.1	200,000	28.55	200,000	28.55
$1.96-$33.75	7.4	7,321,776	$ 7.16	3,631,037	$10.10

Restricted Stock and Restricted Stock Units

Restricted stock represents shares of common stock that are subject to restrictions on transfer and risk of forfeiture until the fulfillment of specified conditions. Restricted stock is generally expensed ratably over the restriction period, typically ranging from three to four years. Restricted stock expense for the years ended December 31, 2010, 2009 and 2008 was $2.1 million, $5.1 million and $6.7 million, respectively.

A summary of the shares of restricted stock issued under the Company's 1999 Option Plan that had not yet vested as of December 31, 2010 and changes during the year ended December 31, 2010 is as follows:

(in thousands, except share data)	Shares	Weighted Average Grant Date Value
Nonvested at December 31, 2009	219,203	$10.58
Granted	—	—
Vested (1)	(130,614)	12.60
Forfeitures	(26,896)	8.39
Nonvested at December 31, 2010	61,693	$ 7.27

(1) Included in the gross shares vested during the year ended December 31, 2010 are 55,550 shares of Class A Common Stock which were surrendered by recipients in order to fulfill their tax withholding obligations.

The fair value of nonvested under the 1999 Option Plan shares is determined based on the closing price of the Company's Class A Common Stock on the day preceding grant date. As of December 31, 2010 and 2009, the weighted-average grant date fair values of nonvested shares were $0.1 million and $1.5 million, respectively. As of December 31, 2010, there was $0.2 million of total unrecognized compensation cost related to nonvested restricted stock arrangements to be recognized over a weighted-average period of less than one-half year.

A summary of the shares of restricted stock issued under the Company's New Stock Plan that had not yet vested as of December 31, 2010 and changes during the year ended December 31, 2010 is as follows:

(in thousands, except share data)	Shares	Weighted Average Grant Date Value
Nonvested at December 31, 2009	493,129	$7.35
Granted	67,912	5.42
Vested(1)	(217,916)	5.54
Forfeitures	(22,203)	6.29
Nonvested at December 31, 2010	320,922	$8.24

(1) Included in the gross shares vested during the period ended December 31, 2010 are 35,119 shares of Class A Common Stock which were surrendered by recipients in order to fulfill their tax withholding obligations.

The fair value of nonvested shares under the Company's New Stock Plan is determined based on the closing price of the Company's Class A Common Stock on the grant date. As of December 31, 2010 and 2009, the weighted-average grant date fair values of nonvested shares were $4.4 million and $8.2 million, respectively. As of December 31, 2010, there was $1.4 million of total unrecognized compensation cost related to nonvested restricted stock arrangements to be recognized over a weighted-average period of approximately 1 year.

During 2010 and 2009, the Company granted 550,000 and 351,625 restricted stock units, respectively, each of which represented the right to a share of the Company's Class A Common Stock if the Company achieved certain earnings targets over a performance period.

During 2010, in recognition of changing economic conditions and to ensure the continued retention and motivation of key employees, the Company's Compensation Committee approved modifications to the performance conditions associated with the restricted stock units issued during 2010 and 2009. The modifications effectively replaced performance condition vesting triggers with service period vesting triggers. Consistent with requirements of ASC Topic 718, *Compensation – Stock Compensation*, the awards are being amortized over the requisite service period on a prospective basis from the date the Compensation Committee approved the removal of the performance conditions (December 3, 2010), which is deemed to be the grant date for accounting purposes.

A summary of the restricted stock units issued under the Company's New Stock Plan that have not vested as of December 31, 2010 and changes during the year ended December 31, 2010 is as follows:

(in thousands, except share data)	Shares	Weighted Average Grant Date Value (1)
Nonvested at December 31, 2009	260,375	$4.62
Granted	550,000	5.48
Forfeitures	(90,375)	5.31
Nonvested at December 31, 2010	720,000	$5.19

(1) The weighted average grant date value included in the table above was adjusted to reflect the impact of the modifications approved on December 3, 2010 to the March 2010 and 2009 awards.

The fair value of nonvested restricted stock units is determined based on the closing price of the Company's Class A Common Stock on the grant date. As of December 31, 2010 and 2009, the weighted-average grant date fair values of nonvested restricted stock units were $6.3 million and $2.4 million, respectively. As of December 31, 2010, there was $3.2 million of total unrecognized compensation cost related to nonvested restricted stock units to be recognized over a weighted-average period of approximately 1.7 year.

Non-Employee Equity Compensation

On August 11, 2006, in connection with Mark Burnett's continued services as executive producer of the syndicated daytime television show, *The Martha Stewart Show*, the Company issued to Mr. Burnett a warrant to purchase up to 833,333 shares of Class A Common Stock at an exercise price of $12.59 per share, subject to vesting pursuant to certain performance criteria. During 2007, the warrant vested with respect to one-half the shares and was exercised on a cashless basis, pursuant to which Mr. Burnett acquired 154,112 shares and forfeited 262,555 shares based on the closing price of the Class A Common Stock of $19.98 the day prior to exercise. The balance of this warrant vested later in 2007 and remained outstanding as of December 31, 2010.

Mr. Burnett's warrant was issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended. The warrant issued to Mr. Burnett is not covered by the Company's existing equity plans. In connection with the warrant, the Company also entered into a registration rights agreement with Mr. Burnett and the Company thereafter registered the shares covered under the warrant agreement, in addition to certain other shares, pursuant to a registration statement on Form S-3 filed with the SEC.

10. INCOME TAXES

The Company follows ASC Topic 740, *Income Taxes* ("ASC 740"). Under the asset and liability method of ASC 740, deferred assets and liabilities are recognized for the future costs and benefits attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The Company periodically reviews the requirements for a valuation allowance and makes adjustments to such allowances when changes in circumstances result in changes in the Company's judgment about the future realization of deferred tax assets. ASC 740 places more emphasis on historical information, such as the Company's cumulative operating results and its current year results than it places on estimates of future taxable income. Therefore the Company has established a valuation allowance of $77.0 million against certain deferred tax assets for 2010. In addition, the Company has recorded a net deferred tax liability of $4.5 million which is attributable to differences between the financial statement carrying amounts of past acquisitions of certain indefinite-lived intangible assets and their respective tax bases. The Company intends to maintain a valuation allowance until evidence would support the conclusion that it is more likely than not that the deferred tax asset could be realized.

The (provision)/benefit for income taxes consists of the following for the years ended December 31, 2010, 2009, and 2008:

(in thousands)	2010	2009	2008
Current Income Tax (Expense)/Benefit			
Federal	$ —	$ (40)	$ 175
State and local	(236)	(207)	(80)
Foreign	(154)	(132)	(555)
Total current income tax (expense)/benefit	(390)	(379)	(460)
Deferred Income Tax Expense			
Federal	(1,133)	(1,112)	(1,582)
State and local	(194)	(235)	(272)
Total deferred income tax expense	(1,327)	(1,347)	(1,854)
Income tax provision from continuing operations	$(1,717)	$(1,726)	$(2,314)

A reconciliation of the federal income tax (provision)/benefit from continuing operations at the statutory rate to the effective rate for the years ended December 31, 2010, 2009, and 2008 is as follows:

(in thousands)	2010	2009	2008
Computed tax benefit at the federal statutory rate of 35%	$ 2,757	$ 4,499	$ 4,673
State income taxes, net of federal benefit	(130)	(99)	(51)
Non-deductible compensation	(532)	(1,414)	(1,756)
Non-deductible expense	(156)	(153)	(170)
Tax on foreign income	(154)	(132)	(555)
Valuation allowance	(3,681)	(4,332)	(4,629)
Other	179	(95)	174
Provision for income taxes	$(1,717)	$(1,726)	$(2,314)
Effective tax rate	21.8%	13.4%	17.3%

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2010 and 2009 were as follows:

(in thousands)	2010	2009
Deferred Tax Assets		
Provision for doubtful accounts	$ 917	$ 781
Accrued rent	1,504	1,344
Reserve for newsstand returns	272	590
Accrued compensation	8,322	7,637
Deferred royalty revenue	275	624
NOL/credit carryforwards	51,736	49,722
Depreciation	5,889	5,015
Amortization of intangible assets	7,748	7,938
Other	1,108	1,014
Total deferred tax assets	77,771	74,665
Deferred Tax Liabilities		
Prepaid expenses	(808)	(1,358)
Amortization of intangible assets	(4,527)	(3,225)
Total deferred tax liabilities	(5,335)	(4,583)
Valuation allowance	(76,963)	(73,282)
Net Deferred Tax Asset/(Liability)	$ (4,527)	$ (3,200)

At December 31, 2010, the Company had aggregate federal net operating loss carryforwards of $106.2 million (before-tax), which will be available to reduce future taxable income through 2030, with the majority expiring in years 2024 and 2025. The Company has federal and state tax credit carryforwards of $2.7 million which begin to expire in 2014. To the extent that the Company achieves positive net income in the future, the net operating loss and credits carryforwards may be utilized and the Company's valuation allowance will be adjusted accordingly.

ASC 740 further establishes guidance on the accounting for uncertain tax positions. As of December 31, 2010, the Company had an ASC 740 liability balance of $0.30 million. Of this amount, $0.22 million represented unrecognized tax benefits, which if recognized at some point in the future would favorably impact the effective tax rate, and $0.08 million is interest. The Company continues to treat interest and penalties due to a taxing authority on unrecognized tax positions as interest and penalty expense. As of December 31, 2010 and December 31, 2009, the Company had recorded $0.08 million and $0.06 million, respectively, of accrued interest and penalties in the consolidated balance sheets. Following is a reconciliation of the Company's total gross unrecognized tax benefits for the year-to-date period ended December 31, 2010.

(in thousands)	2010	2009
Gross balance at January 1	$131	$151
Additions based on tax positions related to the current year	—	—
Additions for tax positions of prior years	82	—
Reductions for tax positions of prior years	—	—
Settlements	—	(20)
Reductions due to lapse of applicable statute of limitations	—	—
Gross balance at December 31	213	131
Interest and penalties	82	58
Balance including interest and penalties at December 31	$295	$189

The Company is no longer subject to U.S. federal income tax examinations by tax authorities for the years before 2005 and state examinations for the years before 2003. The Company anticipates that the liability will decrease by approximately $0.2 million over the next 12 months.

11. COMPREHENSIVE LOSS

Comprehensive loss is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. The Company's comprehensive loss includes net loss and unrealized gains and losses on available-for-sale securities. Total comprehensive loss for the years ended December 31, 2010 and 2009, was $10.0 million and $14.3 million, respectively.

12. RELATED PARTY TRANSACTIONS

On June 13, 2008, the Company entered into an intangible asset license agreement (the "Intangible Asset License Agreement") with MS Real Estate Management Company ("MSRE"), an entity owned by Martha Stewart. The Intangible Asset License Agreement is retroactive to September 18, 2007 and has a five-year term.

Pursuant to the Intangible Asset License Agreement, the Company pays an annual fee of $2.0 million to MSRE for the perpetual, exclusive right to use Ms. Stewart's lifestyle intangible asset in connection with Company products and services and to access various real properties owned by Ms. Stewart during the term of the agreement. On February 8, 2010, the Company executed an amendment to the Intangible Asset License Agreement. Pursuant to the amendment, for 2010 only, the annual fee of $2.0 million that would otherwise be payable on or about September 15, 2010 was reduced to $1.95 million and paid in two installments, the first of which was $0.95 million and was paid on February 9, 2010; the remainder of the payment was made on September 15, 2010 as originally scheduled.

MSRE is responsible, at its expense, to maintain, landscape and garden the properties in a manner consistent with past practices; provided, however, that the Company is responsible for approved business expenses associated with security and telecommunications systems and security personnel related to Ms. Stewart at the properties, and will reimburse MSRE for up to $0.1 million of approved and documented household expenses. In each of the years ended December 31, 2010 and 2009, the Company reimbursed MSRE $0.1 million for approved and documented household expenses.

The Company also reimbursed MSRE for certain costs borne by MSRE associated with various Company business activities which were conducted at properties covered by the Intangible Asset License Agreement. For the year ended December 31, 2010, the Company reimbursed MSRE $0.1 million for these costs. No similar costs were reimbursed in 2009.

On February 28, 2001, the Company entered into a Split-Dollar Agreement with Martha Stewart and The Martha Stewart Family Limited Partnership (the "MS Partnership"), under which the Company agreed to pay a significant portion of the premiums on whole life policies insuring Ms. Stewart. The policies were owned by and benefited the MS Partnership. Because of uncertainty whether such arrangements constituted prohibited loans to executive officers and directors after the enactment of the Sarbanes-Oxley Act in 2002, the Split-Dollar Agreement was amended so that the Company would not be obligated to make further premium payments after 2002.

Because the intent of the agreement was frustrated by the enactment of Sarbanes-Oxley and so that the parties could realize the existing cash surrender value of the policies rather than risking depleting the future surrender value, the Company, Ms. Stewart and the MS Partnership terminated the Split-Dollar Agreement, as amended, effective November 9, 2009. In connection with the termination, the MS Partnership has agreed to surrender and cancel the policies subject to the Split-Dollar Agreement for their cash surrender value as of such date. As part of the arrangement the Company reimbursed the MS Partnership approximately $300,000 for the premiums paid towards the policies (which amount, if determined to be taxable, would be subject to a tax gross-up).

In April 2009, the Company entered into an amended and restated employment agreement with Martha Stewart which replaced the existing agreement between the Company and Ms. Stewart that was scheduled to expire in September 2009. The new agreement extends until March 31, 2012. During the term of the agreement, Ms. Stewart is entitled to talent compensation of $2.0 million per year. In addition, she is entitled to an annual bonus in an amount determined by the Compensation Committee, with a target bonus equal to $1.0 million and a maximum annual bonus of 150% of the target amount. Ms. Stewart received a $3.0 million make whole/retention payment in connection with the execution of the agreement, which amount is subject to pro-rata forfeiture in the event Ms. Stewart terminates the agreement without good reason or the Company terminates the agreement with cause.

The Company previously had a consulting agreement with CAK Entertainment, Inc. ("CAK Entertainment"), an entity for which Mr. Charles Koppelman serves as Chairman and Chief Executive Officer. Mr. Koppelman had been Chairman of the Board and a Director of the Company since the execution of the agreement.

In July 2008, the Board of Directors of the Company appointed Mr. Koppelman as Executive Chairman and the principal executive officer of the Company. An employment agreement was executed with Mr. Koppelman in September 2008. In accordance with the employment agreement, the consulting agreement with CAK Entertainment was terminated. The balance of cash fees due to CAK Entertainment were paid and the outstanding equity awards made under the consulting agreement became fully vested, which resulted in a cash charge of $1.0 million and a non-cash charge of $0.5 million in the third quarter of 2008.

As part of his services as Chairman of the Board, Mr. Koppelman received an annual retainer of $0.1 million in 2008.

Related party compensation expense includes salary, bonus and non-cash equity compensation as determined under ASC Topic 718. Alexis Stewart, the daughter of Martha Stewart, is a beneficial owner of more than 10% of the Company's stock. She has been employed by the Company and has served as a co-host of a Company television show and a co-host of a Company radio show. The Company paid Alexis Stewart aggregate compensation of $0.4 million, $0.4 million and $0.2 million in 2010, 2009 and 2008, respectively. The Company also employs certain other members of Martha Stewart's and Charles Koppelman's family. Aggregate compensation for these employees was $0.7 million, $0.6 million and $0.5 million in 2010, 2009 and 2008, respectively.

The Company has determined that certain of its investments represent interests in VIEs. The Company derives digital advertising revenues from these VIEs, a portion of which are payable to the VIEs. For the year ended December 31, 2010, total revenues and payables from these investments were $0.5 million and $0.2 million, respectively. For the year ended December 31, 2009, total revenues and payables from these investments were $0.6 million and $0.1 million, respectively.

For the years ended December 31, 2010, 2009, and 2008, respectively, the Company made charitable contributions of $0.02 million, $0.04 million, and $0.02 million to a foundation with which Martha Stewart is affiliated.

13. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases office facilities, filming locations, and equipment under operating lease agreements. The lease for the Company's television production facilities at 221 West 26th Street and its executive and administrative office for television production at 226 West 26th Street expired in 2010 and is currently in the process of being negotiated for renewal. The other leases for these offices and facilities expire between 2012 and 2018, and some of these leases are subject to the Company's renewal. In 2009, the Company consolidated certain of its offices by relocating the Company's principal executive and administrative offices, as well as a portion of the Company's Publishing segment offices and advertising sales offices from 11 West 42nd Street to 601 West 26th Street. The Company entered into a sublease agreement in 2008 for a portion of its office space at 11 West 42nd Street; the Company vacated that office space in March 2009. Total rent expense charged to operations for all such leases, including the Company's television production facilities and television administrative offices, was approximately $14.0 million, $15.2 million, and $15.6 million for the years ended December 31, 2010, 2009 and 2008, respectively, net of sublease income of $1.3 million and $0.7 million in 2010 and 2009, respectively. No sublease income was recorded in during the year ended December 31, 2008. Rent expense for operating leases, which may include free rent or fixed escalation amounts in addition to minimum lease payments, is recognized on a straight-line basis over the duration of each lease term.

The following is a schedule of future minimum payments under operating leases at December 31, 2010, including the future minimum payments under the current terms of the television production studio and administrative office operating lease which is currently being negotiated. The table includes total minimum lease payment commitments which include rent and other charges:

(in thousands)	Operating Lease Payments	Sublease Income	Net Operating Lease Payments
2011	$15,683	$1,698	$13,985
2012	15,326	1,065	14,261
2013	14,418	402	14,016
2014	13,457	414	13,043
2015	10,959	426	10,533
Thereafter	16,756	439	16,317
Total	$86,599	$4,444	$82,155

Operating lease obligations are shown net of sublease income in this table.

Legal Matters

The Company is party to legal proceedings in the ordinary course of business, including product liability claims for which the Company is indemnified by its licensees. None of these proceedings is deemed material.

Other

The Company has a line of credit with Bank of America in the amount of $5.0 million, which is generally used to secure outstanding letters of credit. The Company had no outstanding borrowings under this facility as of December 31, 2010 and had letters of credit of $2.6 million as security for certain leases. The Company entered into a loan agreement with Bank of America in the amount of $30.0 million related to the acquisition of certain assets of Emeril Lagasse. The loan balance was $9.0 million as of December 31, 2010. See Note 7 for further information.

14. ACQUISITION OF BUSINESS

On April 2, 2008, the Company acquired all of the assets related to the business of Chef Emeril Lagasse other than his restaurant business and Foundation for consideration of approximately $45.0 million in cash and 674,852 in shares of the Company's Class A Common Stock which equaled a value of $5.0 million at closing. The shares issued in connection with this acquisition were not covered by the Company's existing equity plans. The acquisition agreement also includes a potential additional payment of up to $20 million, in 2013, based upon the achievement of certain operating metrics in 2011 and 2012, a portion of which may be payable, at the Company's election, in shares of the Company's Class A Common Stock.

The Company acquired the assets related to chef Emeril Lagasse to further the Company's diversification strategy and help grow the Company's operating results. Consistent with ASC Topic 805, *Business Combinations*, this acquisition was accounted for under purchase accounting. While the primary assets purchased in the transaction were certain trade names valued at $45.2 million, as well as a television content library valued at $5.2 million, $0.9 million of the value, representing the excess purchase price over the fair market value of the assets acquired, was apportioned to goodwill. To the extent that the certain operating metrics are achieved in 2011 and 2012, the potential additional payment will be allocated to the acquisition and will be recognized as goodwill.

Of the intangible assets acquired, only the television content library is subject to amortization over a six-year period, which will be expensed based upon future estimated cash flows. As of December 31, 2010, the unamortized portion of this finite-lived intangible asset is $1.3 million. For the year ended December 31, 2010, $0.5 million was charged to amortization expense and accumulated amortization related to this asset.

The results of operations for the acquisition have been included in the Company's consolidated financial statements of operations since April 2, 2008, and are recorded in the Broadcasting and Merchandising segments in accordance with the nature of the underlying contracts. The following unaudited pro forma financial information presents a summary of the results of operations assuming the acquisition occurred at the beginning of 2008:

(unaudited, in thousands, except per share amounts)	Year Ended December 31, 2008
Net revenues	$287,528
Net loss	(13,050)
Net loss per share — basic and diluted	$ (0.24)

Pro forma adjustments have been made to reflect amortization using asset values recognized after applying purchase accounting adjustments, to record incremental compensation costs and to record amortization of deferred financing costs and interest expense related to the long-term debt incurred to fund a part of the acquisition. No tax adjustment was necessary due to the benefit of the Company's net operating loss carryforwards. The pro forma loss per share amounts are based on the pro forma number of shares outstanding as of December 31, 2008, which include the shares issued by the Company as a portion of the total consideration for the acquisition.

The pro forma condensed consolidated financial information is presented for information purposes only. The pro forma condensed consolidated financial information should not be construed to be indicative of the combined results of operations that might have been achieved had the acquisition been consummated at the beginning of each period presented, nor is it necessarily indicative of the future results of the combined company.

15. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)
(in thousands except per share data)

Year ended December 31, 2010	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Revenues	$53,236	$55,299	$49,688	$72,590	$230,813
Operating (loss) / income	(3,369)	(803)	(7,908)	3,417	(8,663)
Net (loss) / income	$(3,865)	$(1,249)	$(8,586)	$ 4,104	$ (9,596)
(Loss)/earnings per share — basic	$ (0.07)	$ (0.02)	$ (0.16)	$ 0.08	$ (0.18)
(Loss)/earnings per share — diluted	$ (0.07)	$ (0.02)	$ (0.16)	$ 0.07	$ (0.18)
Weighted average common shares outstanding					
Basic	54,327	54,389	54,487	54,512	54,440
Diluted	54,327	54,389	54,487	55,789	54,440

Year ended December 31, 2009	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Revenues	$ 50,430	$56,996	$ 49,780	$87,571	$244,777
Operating (loss)/income	(15,486)	(6,102)	(11,681)	21,301	(11,968)
Net (loss)/income	$(16,844)	$(6,374)	$(12,113)	$20,753	$(14,578)
(Loss)/earnings per share — basic	$ (0.31)	$ (0.12)	$ (0.22)	$ 0.38	$ (0.27)
(Loss)/earnings per share — diluted	$ (0.31)	$ (0.12)	$ (0.22)	$ 0.37	$ (0.27)
Weighted average common shares outstanding					
Basic	53,766	53,820	53,865	54,065	53,880
Diluted	53,766	53,820	53,865	55,620	53,880

Note: Basic and diluted earnings per share are computed independently for each quarter and full year presented. Accordingly, the sum of the quarterly earnings per share data may not agree with the calculated full year earnings per share

First Quarter 2009 Items:

Results included a non-cash impairment charge of $7.1 million related to the Company's cost-based equity investment in United Craft MS Brands, LLC.

Second Quarter 2009 Items:

Results included a non-cash impairment charge of $5.5 million related to the Company's cost-based equity investment in United Craft MS Brands, LLC.

Fourth Quarter 2009 Items:

Results included the $10.0 million recognition of previously deferred royalties associated with Kmart. Additionally, results included revenue from the conclusion of the Company's relationship with TurboChef and a $3.0 million make-whole payment received by the Company.

16. BUSINESS SEGMENTS

The Company's business segments are discussed in Note 1. In 2010, the Company announced its plan to report a "new" Publishing segment which encompasses the Company's print and digital distribution platforms that were previously reported in the Company's Publishing and Internet segments. The Company has been continuing to execute its strategy to leverage its core content across its print and digital platforms more efficiently by further centralizing the creative process. In addition, during the fourth quarter of 2010, the Company reorganized its advertising sales force to centralize selling efforts across all media. As a result of these fundamental changes in the way it views its business, the Company evaluated its operating segments and determined that the print and digital platforms no longer met the definition of separate operating segments in accordance with ASC 280. The new Publishing segment provides management with a more meaningful assessment of the operating performance of the Company's print and digital platforms. All Publishing operating segment data has been restated to reflect the results of the new Publishing operating segment.

The accounting policies for the Company's business segments are the same as those described in Note 2. Segment information for the years ended December 31, 2010, 2009, and 2008 is as follows:

(in thousands)	Publishing	Broadcasting	Merchandising	Corporate	Consolidated
2010					
Revenues	$145,573	$42,434	$42,806	$ —	$230,813
Non-cash equity compensation	552	230	803	3,816	5,401
Depreciation and amortization	1,127	878	43	2,584	4,632
Operating income/(loss)	2,650	(1,578)	25,001	(34,736)	(8,663)
Total assets	91,914	39,092	73,659	17,649	222,314
Capital expenditures	815	843	10	3,039	4,707
2009					
Revenues	$146,100	$46,111	$52,566	$ —	$244,777
Non-cash equity compensation	1,233	889	1,468	4,357	7,947
Depreciation and amortization	2,191	1,389	62	4,232	7,874
Impairment charge — other asset	—	—	11,432	—	11,432
Operating income/(loss)	(169)	6,140	25,651	(43,590)	(11,968)
Total assets	92,393	27,458	75,711	34,229	229,791
Capital expenditures	337	23	99	8,150	8,609
2008					
Revenues	$179,116	$47,328	$57,866	$ —	$284,310
Non-cash equity compensation	3,085	807	1,038	3,596	8,526
Depreciation and amortization	2,116	2,578	90	3,189	7,973
Impairment charge — Goodwill and Other asset	9,349	—	—	—	9,349
Operating income/(loss)	1,628	2,780	32,858	(48,123)	(10,857)
Total assets	95,242	25,608	83,307	57,128	261,285
Capital expenditures	465	199	37	2,163	2,864

17. OTHER INFORMATION

The Company's financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued expenses. The carrying amount of these accounts approximates fair value.

The Company's revenues from foreign sources were $6.5 million, $10.8 million and $13.4 million in 2010, 2009 and 2008, respectively.

The Company's revenues from Kmart Corporation — which predominately are included in the Merchandising segment — relative to the Company's total revenues were approximately 1% for 2010, 11% for 2009 and 10% for 2008.

Advertising expense, including subscription acquisition costs, was $14.3 million, $14.8 million, and $19.2 million for 2010, 2009, and 2008, respectively.

Production, distribution and editorial expenses; selling and promotion expenses; and general and administrative expenses are all presented exclusive of depreciation and amortization and impairment charges, which are shown separately within "Operating Costs and Expenses."

Interest paid in 2010, 2009, and 2008 was $0.5 million, $0.5 million, and $0.9 million, respectively, and is related to the Company's loan with Bank of America.

Income taxes paid were $0.5 million for 2010. Income taxes paid were $0.3 million for 2009 and $1.1 million for 2008.

18. SUBSEQUENT EVENTS

On March 1, 2011, the Company made awards to certain employees pursuant to the New Stock Plan. The awards consisted, in the aggregate, of 1,025,500 options with an exercise price of $3.95 per share (the closing price on the date of issuance), which options vest 33% on each of March 1, 2012 and 2013 and 34% on March 1, 2014, and 145,000 restricted stock units, each of which represents the right to a share of the Company's Class A Common Stock, of which 140,000 restricted stock units vest 50% on each of March 1, 2012 and March 1, 2013 and 5,000 vest 25% on each of the first four anniversaries. The Company will measure the grant date fair value of these awards as of the date of issuance and will recognize the fair value over the remaining service period of the awards.

In the first quarter of 2011, the Company anticipated that it would not be in compliance with the covenants of its loan agreement for its term loan with Bank of America that require the Company to maintain Tangible Net Worth of at least $40 million as of March 31, 2011, as well as to maintain a Funded Debt to EBITDA Ratio equal to or less than 2.0 and a Parent Guarantor Basic Fixed Charge Ratio equal to or greater than 2.75 for the twelve month period ending June 30, 2011. As a result, the Company executed an amendment to the loan agreement, which requires the Company to maintain Tangible Net Worth of at least $35 million that applies to the first quarter of 2011, and with respect to the other two covenants, the Company executed a waiver that excludes these adjusted EBITDA-related covenants in their entirety for the second quarter of 2011.

MARTHA STEWART LIVING OMNIMEDIA, INC.
SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS
(in thousands)

Description	Balance, Beginning of Year	Additions Charged to Revenues, Costs and Expenses	Additions/ (Deductions) Charged to Balance Sheet Accounts	(Deductions) Charged to Revenues, Costs and Expenses	Balance, End of Year
Allowance for doubtful accounts:					
Year ended December 31,					
2010	$ 1,351	$ 774	$ (623)	$ —	$ 1,502
2009	1,502	563	(714)	—	1,351
2008	1,247	399	(144)	—	1,502
Reserve for audience underdelivery:					
Year ended December 31,					
2010	$ 2,857	$2,065	$(3,605)	$(1,317)	$ —
2009	1,869	2,434	(336)	(1,110)	2,857
2008	3,542	1,563	(125)	(3,111)	1,869
Reserve for valuation allowance on the deferred tax asset:					
Year ended December 31,					
2010	73,282	3,681	—	—	76,963
2009	68,003	4,332	947	—	73,282
2008	63,277	4,629	97	—	68,003

NOTICE OF 2011
ANNUAL MEETING OF STOCKHOLDERS
AND PROXY STATEMENT

MARTHA STEWART LIVING OMNIMEDIA, INC.

[THIS PAGE INTENTIONALLY LEFT BLANK]

TABLE OF CONTENTS

[THIS PAGE INTENTIONALLY LEFT BLANK]


MARTHA
STEWART

April 5, 2011

Dear Stockholder:

You are cordially invited to attend the 2011 Annual Meeting of Stockholders of Martha Stewart Living Omnimedia, Inc., which will be held at our offices in the Starrett-Lehigh Building, located on the 9th floor at 601 West 26th Street (between 11th Avenue and the West Side Highway), New York, New York, on May 19, 2011 at 4:00 p.m., New York City time.

At this year's stockholders' meeting, you will be asked to elect seven directors to our Board of Directors. You will also be asked to cast an advisory vote on executive compensation and on the frequency with which we will conduct advisory votes on executive compensation in the future. Our Board of Directors unanimously recommends a vote FOR each of the nominees and FOR the resolution regarding executive compensation. Our Board of Directors also recommends that the advisory vote on executive compensation occur every year. In addition, you will be asked to vote on a stockholder proposal, if properly presented at the stockholders' meeting. Our Board of Directors recommends that you vote AGAINST this proposal.

It is important that your shares be represented and voted at the meeting regardless of the size of your holdings and whether you plan to attend the meeting in person. Accordingly, please vote your shares as soon as possible in accordance with the instructions you received. This will not prevent you from voting your shares in person if you subsequently choose to attend the meeting.

I look forward to greeting those of you who attend the meeting.

Sincerely,

CHARLES KOPPELMAN
Executive Chairman
Principal Executive Officer

PLEASE NOTE THAT THIS WILL BE A BUSINESS MEETING. Attendance at the meeting will be limited to stockholders as of the close of business on March 24, 2011, the record date (or their authorized representatives), and to our invited guests. If you are a stockholder of record and plan to attend the meeting, please mark the appropriate box on your proxy card or respond as applicable, to the Internet or telephone prompt. If your stock is held in the name of a bank, broker or other holder of record and you plan to attend the meeting, please bring proof of your ownership as of the record date, such as a bank or brokerage account statement, which you will be required to show at the registration tables at the door. Registration will begin at 3:00 p.m. and seating will begin at 3:30 p.m. Each stockholder will be asked to present a valid government-issued picture identification, such as a driver's license or passport. Cameras, recording devices and other similar electronic devices will not be permitted at this meeting.

601 West 26th Street New York, New York 10001 (212) 827-8000

MARTHA STEWART LIVING OMNIMEDIA, INC.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held On May 19, 2011

To the Stockholders:

The Annual Meeting of Stockholders of Martha Stewart Living Omnimedia, Inc., a Delaware corporation, will be held at our offices in the Starrett-Lehigh Building, located on the 9th floor at 601 West 26th Street (between 11th Avenue and the West Side Highway), New York, New York, on May 19, 2011 at 4:00 p.m., New York City time, for the following purposes:

1. To elect seven directors to our Board of Directors, each to hold office until our 2012 annual meeting of stockholders or until their successors are duly elected and qualified;
2. To cast a non-binding advisory vote on executive compensation ("say-on-pay");
3. To cast a non-binding advisory vote on the frequency of holding say-on-pay votes in the future;
4. To vote on one stockholder proposal if properly presented at the Annual Meeting; and
5. To transact such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof.

Only holders of record of our Class A Common Stock and Class B Common Stock as of the close of business on March 24, 2011 are entitled to notice of, and will be entitled to vote at, the Annual Meeting. You may examine a list of such stockholders for any purpose germane to the meeting during the 10-day period preceding the Annual Meeting at our offices located at 601 West 26th Street, New York, New York, 9th floor, during ordinary business hours.

By order of the Board of Directors,



PETER HURWITZ
Secretary & General Counsel

New York, New York
April 5, 2011

YOUR VOTE IS IMPORTANT

Regardless of whether you plan to attend the Annual Meeting, please follow the instructions you received to vote your shares as soon as possible, to ensure that your shares are represented.

Please note that we are only mailing a full set of our proxy materials for the Annual Meeting to those stockholders who specifically request printed copies. If you have only received a Notice Regarding the Availability of Proxy Materials in the mail and wish to request printed copies, please follow the instructions in the Notice.

MARTHA STEWART LIVING OMNIMEDIA, INC.

601 West 26th Street
New York, New York 10001

PROXY STATEMENT

GENERAL INFORMATION

In this Proxy Statement, the terms "we," "us," "our," "the Company" and "MSO" refer to Martha Stewart Living Omnimedia, Inc., a Delaware corporation.

This Proxy Statement is being furnished to holders of our Class A Common Stock and Class B Common Stock in connection with the solicitation of proxies by our Board of Directors (the "Board") for use at our 2011 Annual Meeting of Stockholders (the "Annual Meeting").

At the Annual Meeting, our stockholders will be asked:

1. To elect seven directors to our Board, each to hold office until our 2012 annual meeting of stockholders or until their successors are duly elected and qualified;
2. To cast a non-binding advisory vote on executive compensation ("say-on-pay");
3. To cast a non-binding advisory vote on the frequency of holding say-on-pay votes in the future;
4. To vote on one stockholder proposal if properly presented at the Annual Meeting to adopt a plan for all common stock to have one vote; and
5. To transact such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof.

DATE, TIME AND PLACE OF MEETING

The Annual Meeting will be held on May 19, 2011, at 4:00 p.m. New York City time, at our offices in the Starrett-Lehigh Building, located on the 9th floor at 601 West 26th Street (between 11th Avenue and the West Side Highway), New York, New York.

SHARES OUTSTANDING AND ENTITLED TO VOTE ON RECORD DATE

Only holders of record of our Class A Common Stock and Class B Common Stock at the close of business on March 24, 2011 (the "Record Date") are entitled to notice of, and will be entitled to vote at, the Annual Meeting. Each share of our Class A Common Stock entitles its holder to one vote, while each share of our Class B Common Stock entitles its holder to ten votes. Holders of our Class A Common Stock and Class B Common Stock will vote together as a single class on all matters to be voted upon at the Annual Meeting. As of the Record Date, there were 29,014,627 shares of Class A Common Stock and 26,067,961 shares of Class B Common Stock outstanding. All of our outstanding shares of Class B Common Stock are beneficially owned by Martha Stewart, Founder and Chief Editorial, Media and Content Officer of the Company. As a result, Ms. Stewart controls the vote on all stockholder matters.

INFORMATION ABOUT THIS PROXY STATEMENT

This year, once again, we are taking advantage of the Securities and Exchange Commission (the "SEC") rules that allow companies to furnish proxy materials to stockholders via the Internet. On April 5, 2011, we mailed to our stockholders a Notice Regarding the Internet Availability of Proxy Materials (the "Notice"). If you received a Notice by mail, you will not receive a printed copy of the proxy materials, unless you specifically request one. Instead, the Notice instructs you on how to access and review all of the important information contained in this Proxy Statement and in our 2010 Annual Report, as well as how to submit your proxy, over the Internet. If you received the Notice and would still like to receive a printed copy of our proxy materials, you may request a printed copy of the proxy materials by following the instructions on the Notice. On April 5, 2011, we also began to mail a printed copy of this Proxy Statement, our 2010 Annual Report and form of proxy to certain stockholders who had previously requested printed copies.

VOTING AND REVOCATION OF PROXIES

Stockholders can vote in person at the Annual Meeting or by proxy. If you are a stockholder of record, there are three ways to vote by proxy:

- By Internet—You can vote over the Internet at *www.proxyvote.com* by following the instructions on the Notice or, if you received your proxy materials by mail, by following the instructions on the proxy card.
- By telephone—If you received your proxy materials by mail or if you request paper copies of the proxy materials, stockholders located in the United States can vote by telephone by calling 1-800-690-6903 and following the instructions on the proxy card.
- By mail—If you received your proxy materials by mail or if you request paper copies of the proxy materials, you can vote by mail by marking, dating, signing and returning the proxy card in the postage-paid envelope.

Telephone and Internet voting facilities for stockholders of record will be available 24 hours a day and will close at 11:59 p.m. Eastern time on May 18, 2011.

If your shares are held in the name of a bank, broker or other holder of record, you will receive instructions from the holder of record. You must follow the instructions of the holder of record in order for your shares to be voted. Telephone and Internet voting also will be offered to stockholders owning shares through certain banks and brokers.

If you submit proxy voting instructions, the individuals named as proxyholders will vote your shares in the manner you indicate. If you submit proxy voting instructions but do not direct how your shares will be voted, the individuals named as proxyholders will vote your shares **FOR** the election of the nominees for director, **FOR** Proposal 2 (say-on-pay advisory vote), **1 year** on Proposal 3 (frequency of future say-on-pay advisory votes) and **AGAINST** Proposal 4 (stockholder proposal) and in the discretion of the proxyholders upon such other matters as may come before the Annual Meeting.

Our Board does not currently intend to bring any business before the Annual Meeting other than the election of directors, the advisory vote on say-on-pay and the advisory vote on the frequency of say-on-pay votes. So far as is known to our Board, no matter other than the stockholder proposal included as Proposal 4 is expected to be brought before the stockholders at the Annual Meeting. If any other business properly comes before the stockholders at the Annual Meeting, however, it is intended that the individuals named as proxyholders will vote on such matters in accordance with their discretion.

A stockholder who has given a proxy may revoke it at any time before it is exercised at the Annual Meeting by:

- attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not, by itself, revoke a proxy);
- delivering a written notice, at the address given below, bearing a date later than that indicated on the proxy card but prior to the date of the Annual Meeting, stating that the proxy is revoked;
- voting again by the Internet or telephone (only the last vote cast by each stockholder of record will be counted), provided that the stockholder does so before 11:59 p.m. Eastern time on May 18, 2011; or
- signing and delivering a subsequently dated proxy card prior to the vote at the Annual Meeting.

You should send any written notice or new proxy card to Martha Stewart Living Omnimedia, Inc. c/o Broadridge, 51 Mercedes Way, Edgewood, New York 11717. You may request a new proxy card by calling Martha Stewart Living Omnimedia, Inc. at (212) 827-8455.

QUORUM AND VOTING REQUIREMENTS

The required quorum for the transaction of business at our Annual Meeting is a majority of the voting power of our outstanding Class A Common Stock and Class B Common Stock entitled to vote on the Record Date, which shares must be present in person or represented by proxy at the Annual Meeting.

The election of directors set forth in Proposal 1 requires a plurality of the votes cast. Accordingly, the seven directorships to be filled at the Annual Meeting will be filled by the seven nominees receiving the highest number of votes. Only votes cast FOR a director constitute affirmative votes; votes that are withheld will have no effect on the outcome of the vote.

Proposal 2 (say-on-pay advisory vote) and Proposal 4 (stockholder proposal) require the affirmative vote of a majority of the voting power represented by the shares present in person or represented by proxy and entitled to vote on the Proposals. Abstentions will have the same effect as a vote against Proposal 2 and Proposal 4. On Proposal 3, the choice of frequency of future say-on-pay advisory votes of 1, 2 or 3 years receiving the highest number of votes will prevail; abstentions will have no effect on the outcome of Proposal 3.

Votes that are withheld or that abstain will be counted for purposes of determining whether there is a quorum at the Annual Meeting. Because all of the Proposals are considered non-routine matters, if shares are held in street name brokers may not vote the shares without specific instructions. These "broker non-votes" will have no effect on the determination of a quorum or the outcome of the vote on any Proposal.

SOLICITATION OF PROXIES AND EXPENSES

We bear the costs of the preparation of proxy materials and the solicitation of proxies from our stockholders. In addition to the solicitation of proxies by mail, our directors, officers and employees may solicit proxies from stockholders by telephone, letter, facsimile, email, in person or by other means of communication. Directors, officers and employees will receive no additional compensation for such solicitation. Upon request, we will reimburse banks, brokers, custodians, nominees and fiduciaries for their reasonable charges and expenses to forward our proxy materials to beneficial owners in accordance with applicable rules. We will not employ the services of an independent proxy solicitor in connection with our Annual Meeting.

PROPOSAL 1

ELECTION OF DIRECTORS

INFORMATION CONCERNING NOMINEES

At the Annual Meeting, a Board of seven directors will be elected to hold office until our 2012 annual meeting of stockholders or until their successors are duly elected and qualified. Our Nominating and Corporate Governance Committee (the "Governance Committee") is charged with identifying and evaluating individuals qualified to serve as members of the Board and recommending to the full Board nominees for election as directors. We seek directors with established professional reputations and experience in areas relevant to our operations. While we do not have a formal diversity policy for Board membership, we seek directors with a diversity of skills and experience in areas that are relevant to our business and activities. All of the nominees for election as directors at the Annual Meeting—Charlotte Beers, Frederic Fekkai, Arlen Kantarian, Charles Koppelman, William Roskin, Claudia Slacik and Todd Slotkin—currently serve as directors of the Company and are standing for re-election.

Set forth below is information as of the date of this Proxy Statement about each nominee. The material presented includes information each nominee has given us about the nominee's age, the positions the nominee holds, the nominee's principal occupation and business experience for at least the past five years and the names of other publicly-held companies for which the nominee currently serves as a director or has served as a director during at least the past five years, if any. We also set forth the specific experience, qualifications, attributes and skills that led our Governance Committee to conclude that the nominee should serve as a director. We believe that all of our directors have a reputation for integrity, honesty and the ability to exercise sound judgment. We value their commitment to service on our Board and, as applicable, their experience on other company boards of directors and board committees.

Although we do not anticipate that any of the nominees will be unable or unwilling to stand for election, in the event of such an occurrence, proxies will be voted for a substitute designated by the Board or, if a substitute nominee cannot be identified, the size of the Board may be reduced.

There are no family relationships among directors or executive officers of the Company.

Charles A. Koppelman—Chairman of the Board of Directors, age 71. Mr. Koppelman became our Executive Chairman and Principal Executive Officer in July 2008. Mr. Koppelman has served as our Chairman since June 2005 and as one of our directors since July 2004. Mr. Koppelman has also served as Chairman and Chief Executive Officer of CAK Entertainment Inc., a music and entertainment business, since 1997. From 1990 to 1994, he served as Chairman and Chief Executive Officer of EMI Music Publishing and from 1994 to 1997 as Chairman and Chief Executive Officer of EMI Records Group, North America. He has been a director of Six Flags Entertainment Corp. since May 2010, where he serves on the audit committee and the compensation committee. Mr. Koppelman is also a former director of Steve Madden Ltd., and served as Chairman of the Board of that company from 2000 to 2004. As described below under "Meetings and Committees of the Board—Board Leadership Structure and Lead Director," we believe our principal executive officer should be a member of our Board and in fact our Chairman.

Charlotte Beers—Director, age 75. Ms. Beers has served as one of our directors since March 2008. Ms. Beers also served as one of our directors from 1998 to 2001. Ms. Beers served as the Under Secretary for Public Diplomacy and Public Affairs under Secretary of State, Colin Powell, from October 2001 until March 2003. Ms. Beers served as Chairman of the Board of Directors of J. Walter Thompson Worldwide, an advertising agency, from March 1999 until she retired in March 2001. Prior to that, she was Chairman Emeritus from April 1997 to March 1999 and Chairman from April 1992 to April 1997 of Ogilvy & Mather Worldwide, Inc. Prior to that, she was Chief Executive Officer of Ogilvy & Mather from April 1992 to September 1996. In considering Ms. Beers for director of the Company, the Governance Committee took into account her experience and leadership roles in the advertising business, as well as her leadership role in government.

Frederic Fekkai—Director, age 52. Mr. Fekkai has served as one of our directors since July 2009. Mr. Fekkai is the founder of Fekkai, the luxury hair care product company, which was launched in 1995. The Fekkai brand was purchased by Procter & Gamble in 2008, and Mr. Fekkai continues to play a strategic role at the company as Founder and Brand Architect. In considering Mr. Fekkai for director of the Company, the Governance Committee took into account his experience as an entrepreneur, as well as his experience in merchandising, consumer advertising and marketing.

Arlen Kantarian—Director, age 58. Mr. Kantarian has served as one of our directors since February 2009. Mr. Kantarian served as the United States Tennis Association's Chief Executive Officer of Professional Tennis from March 2000 to December 2008, where he oversaw all aspects of the USTA's Professional Tennis operations, including the US Open. Prior to working at the USTA, Mr. Kantarian was the President and Chief Executive Officer of Radio City Entertainment and Radio City Music Hall, serving from 1988 to 1998. Mr. Kantarian also served as a Vice President, Marketing for the National Football League from 1981 to 1988. Mr. Kantarian is on the Board of Advisors of Georgetown University McDonough School of Business and

The World Congress Business of Sports. In considering Mr. Kantarian for director of the Company, the Governance Committee took into account his experience and leadership roles in companies engaged in the entertainment, media, television and merchandising businesses.

William A. Roskin—Director, age 68. Mr. Roskin has served as one of our directors since October 2008. In 2009, Mr. Roskin founded Roskin Consulting, a consulting firm with a specialty in media-related human relations. Mr. Roskin was a Senior Advisor to Viacom, Inc., a media conglomerate, from 2006 until 2009, when he retired to form Roskin Consulting. Prior to that, Mr. Roskin worked at Viacom as the senior executive in charge of human resources and administration functions from 1988 to 2006, ultimately serving as Executive Vice President. Before joining Viacom, Inc., Mr. Roskin was Senior Vice President, Human Resources at Coleco Industries, Inc. from 1986 to 1988. Prior to joining Coleco Industries, Inc., Mr. Roskin worked for Warner Communications for 10 years. He served as General Counsel to the City of New York's Department of Personnel and City Civil Service Commission from 1971 to 1976. Within the past five years, Mr. Roskin has also served on the boards of Ritz Interactive, Inc. (2005-present), ION Media Networks, Inc. (2006-2009) and Media and Entertainment Holdings, Inc. (2006-2008). Media and Entertainment Holdings, Inc. was a public company at the time of Mr. Roskin's service. Mr. Roskin is also a member of the board of directors of The Legal Aid Society. In considering Mr. Roskin for director of the Company, the Governance Committee took into account his experience and leadership roles in media, as well as his specialty in human resources and executive compensation.

Claudia Slacik—Director, age 54. Ms. Slacik has served as one of our directors since January 2011. Ms. Slacik is currently Chief Executive Officer, Treasury and Securities Services EMEA at JPMorgan Chase. She was promoted to this position in July 2010, after having served as the group's Chief Financial Officer since June 2009. Prior to joining JPMorgan Chase, Ms. Slacik spent 16 years at Citigroup, most recently as global head of Client Strategy for Citi's $10 billion Global Transaction Services Group. Ms. Slacik also served as Citi's Global Head of Trade Services and Finance, a group responsible for all of the firm's products that facilitate international trade for corporations and financial institutions worldwide. Before assuming this post, she headed the Asset Based Finance Group, which manages many of Citi's relationships with non-investment grade issuers and is responsible for all of the firm's debtor-in-possession lending. Prior to joining Citigroup, Ms. Slacik was Vice President, Strategic Planning at World Color Press, one of KKR's original LBOs. She launched her career in banking as an Associate at Bankers Trust Company. Ms Slacik is also the Co-Chair of the board of directors of the Callen-Lorde Community Health Center in New York City which, in 2010, had approximately 80,000 patient visits. In considering Ms. Slacik for director of the Company, the Governance Committee took into account her extensive background in finance and her global perspective and experience.

Todd Slotkin—Director, age 58. Mr. Slotkin has served as one of our directors since March 2008. He has been the lead independent director of the Apollo Senior Floating Rate Fund since January 2011 and is on the audit and nominating committees. He has also been a director of CBIZ, Inc. since 2003, where he is on the audit and compensation committees. Mr. Slotkin served as the portfolio manager of Irving Place Capital, a private equity firm from November 2008 to December 2010. Prior to that, Mr. Slotkin served as a Managing Director and co-head of Natixis Capital Markets Leveraged Finance business from 2006 to 2007. Mr. Slotkin served as Executive Vice President and Chief Financial Officer of MacAndrews & Forbes Holdings, Inc. from 1999 to 2006. In addition, he was Chief Financial Officer of M & F Worldwide Corp., a public company, from 1999 to 2006. Prior to joining MacAndrew & Forbes in 1992 as a senior vice president, Mr. Slotkin spent over 17 years with Citicorp, now known as Citigroup. Mr. Slotkin is the chairman, director and co-founder of the Food Allergy Initiative. In considering Mr. Slotkin for director of the Company, the Governance Committee took into account his extensive background in finance, including his position as chief financial officer of a public company.

OUR BOARD RECOMMENDS A VOTE FOR THE ELECTION OF EACH OF ITS NOMINEES FOR DIRECTOR NAMED ABOVE.

MEETINGS AND COMMITTEES OF THE BOARD

Between in-person and telephonic meetings during 2010, our Board met a total of 11 times, and our three standing committees, the Audit Committee, the Compensation Committee and the Governance Committee, met a total of 16 times. In addition, from time to time we may form special committees. In 2008, we formed one such committee, the Finance Committee, which was initially charged with exploring financing and a range of other strategic alternatives and, in 2010, began assisting in our budget process. The members of the Finance Committee during 2010 were Mr. Slotkin, who served as the chairperson, and Mr. Koppelman. In February 2011, our Board determined to convert the Finance Committee to a standing committee comprised of three directors.

All incumbent directors attended more than 75% of meetings of the Board and of the standing Board committees on which they served in 2010. At the time of our 2010 annual meeting, we had seven directors, six of whom attended in person and one of whom attended telephonically. Under our Corporate Governance Guidelines, each director is expected to attend our annual meetings.

The Audit Committee, the Compensation Committee, the Governance Committee and the Finance Committee are currently composed of the following members:

	Audit	Compensation	Governance	Finance
Charlotte Beers			Chairperson	
Frederic Fekkai		x	x	x
Arlen Kantarian		x	x	x
William A. Roskin	x	Chairperson		
Claudia Slacik	x			
Todd Slotkin	Chairperson	x		Chairperson

Corporate Governance. Our Corporate Governance Guidelines state that a majority of the Board will consist of directors who meet the independence requirements of the New York Stock Exchange listing standards ("NYSE"), as well as the criterion related to contributions to non-profit organizations, as described below. (We have posted a copy of our Corporate Governance Guidelines, which include our definitions for independence, on our website *(www.marthastewart.com)* under the link for "Investor Relations—Corporate Governance.") Accordingly, our Board conducts an annual review to determine whether each of our directors qualifies as independent as defined in our Corporate Governance Guidelines and the NYSE standards applicable to Board composition. The Board makes an affirmative determination regarding the independence of each director annually, based upon the recommendation of the Governance Committee. The independence standards in our Corporate Governance Guidelines provide that:

An "independent" director is a director whom the Board has determined has no material relationship with MSO or any of its consolidated subsidiaries (collectively, the "Corporation"), either directly, or as a partner, stockholder or officer of an organization that has a relationship with the Corporation. For purposes of this definition, the Corporate Governance Guidelines state that a director is not independent if:

1. The director is, or has been within the last three years, an employee of the Corporation, or an immediate family member of the director is, or has been within the last three years, an executive officer of the Corporation.
2. The director has received, or has an immediate family member who has received, during any consecutive 12-month period during the last three years, more than $120,000 in direct compensation from the Corporation (other than Board and committee fees, and pension or other forms of deferred compensation for prior service). Compensation received by an immediate family member for service as an employee (other than an executive officer) of the Corporation is not considered for purposes of this standard.
3. (a) The director, or an immediate family member of the director, is a current partner of the Corporation's internal or external auditor; (b) the director is a current employee of the Corporation's

internal or external auditor; (c) an immediate family member of the director is a current employee of the Corporation's internal or external auditor who personally works on the Corporation's audit; or (d) the director, or an immediate family member of the director, was within the last three years (but is no longer) a partner or employee of the Corporation's internal or external auditor and personally worked on the Corporation's audit within that time.

4. The director, or an immediate family member of the director, is, or has been within the last three years, employed as an executive officer of another company where any of the Corporation's present executive officers serves or served at the same time on that company's compensation committee.

5. The director is a current employee, or an immediate family member of the director is a current executive officer, of a company that has made payments to, or received payments from, the Corporation for property or services in an amount that, in any of the last three fiscal years, exceeds the greater of $1 million or 2% of the other company's consolidated gross revenues.

In addition, the Governance Committee must approve any contribution of $25,000 or more to a non-profit organization where a director or a director's spouse is an employee, and a director is presumed not to be independent if the director, or the director's spouse, is an employee of a non-profit organization to which the Corporation has made contributions in an amount that exceeded $100,000 in any of the last three fiscal years, although the Board may determine that a director who does not meet this standard nonetheless is independent based on all the facts and circumstances.

Based on the foregoing standards, the Board determined that each of the following current directors and the other director, Michael Goldstein, who served during 2010 is or was independent and has or had no transactions, relationships or arrangements with the Company, except as a director and stockholder of the Company: Charlotte Beers, Frederic Fekkai, Michael Goldstein, Arlen Kantarian, William Roskin and Todd Slotkin. In addition, the Board determined that Claudia Slacik, who became a Board member on January 1, 2011, is independent and has or had no transactions, relationships or arrangements with the Company prior to joining the Board and except as a director and stockholder thereafter. The Board also determined that Charles Koppelman, as the Company's Executive Chairman and Principal Executive Officer ("PEO"), is not independent. Further, the Company employs his daughter, as described below in "Certain Relationships and Related Person Transactions—Other Relationships."

Executive Sessions. The independent directors of the Board meet periodically in executive session without management. Our Corporate Governance Guidelines call for at least three such meetings per year. During 2010, meetings of our independent directors were chaired by our then-Lead Director, Michael Goldstein. Our independent directors met separately seven times during 2010.

Board Leadership Structure and Lead Director. The Board believes that it is in the best interests of the Company and its stockholders for Mr. Koppelman to hold the position of both Chairman of the Board and Executive Chairman and PEO. Mr. Koppelman's experience at the Company has afforded him intimate knowledge of the issues, challenges and opportunities facing each of the Company's businesses. Accordingly, he is well positioned to focus the Board's attention on the most pressing issues facing the Company. Although the Company believes that combining the Chairman and PEO roles is currently appropriate, our Corporate Governance Guidelines allow for the possibility that two individuals can fill these roles in the future.

The other six directors, all of whom are independent, provide effective oversight of management, including by virtue of their active involvement in executive performance and compensation review. In addition, when the positions of Chairman and PEO are combined, the Company's Corporate Governance Guidelines provide for an independent Lead Director. The Lead Director's responsibilities include presiding over and setting the agendas for executive sessions of the independent directors, consulting with the Chairman regarding the scheduling of Board meetings, overseeing the appropriate flow of information to the Board, acting as a liaison between the independent directors and management with respect to scheduling and agendas for Board meetings and being available for consultation and communication with stockholders as appropriate. In 2010, Michael Goldstein was our Lead Director; he was chosen because of his extensive public company board of director experience. The Board is considering the appointment of a new Lead Director. Currently, Mr. Kantarian and Mr. Slotkin are jointly filling the role on an interim basis. The Board believes that the administration of its risk oversight function has not affected the Board's leadership structure, with the oversight of risk conducted primarily through the Audit Committee, as described under "Audit Committee" below. The Compensation Committee also plays a role, as described under "Compensation Committee" below.

Stockholders or other interested parties who wish to communicate with a member or members of the Board, including the Lead Director (when a new one is appointed) or the independent directors as a group, may do so by addressing their correspondence to the Board member or members, c/o the Corporate Secretary, Martha Stewart Living Omnimedia, Inc., 601 West 26th Street, New York, New York 10001. The office of the Corporate Secretary will review and forward all correspondence to the appropriate Board member or members for response.

Code of Ethics. We have adopted a Code of Business Conduct and Ethics ("Code of Ethics") that applies to all of our directors, officers and employees, including our principal executive officer, principal financial and accounting officer, controller and persons performing similar functions. Our Code of Ethics requires, among other things, that all of our directors, officers and employees comply with all laws, avoid conflicts of interest, conduct business in an honest and ethical manner and otherwise act with integrity and in the Company's best interest. In addition, our Code of Ethics imposes obligations on all of our directors, officers and employees to maintain books, records, accounts and financial statements that are accurate and that comply with applicable laws and with our internal controls, as well as providing for disclosure controls and procedures. Our Code of Ethics sets forth controls and prohibitions on doing business with related parties. The Code of Ethics also provides for a whistleblower hotline that permits employees to report, anonymously or otherwise, ethical or other concerns they may have involving the Company. We have posted a copy of the Code of Ethics on our website (*www.marthastewart.com*) under the link for "Investor Relations—Corporate Governance." We will promptly post under the same link amendments to or waivers of our Code of Ethics, if any, involving our directors and executive officers.

AUDIT COMMITTEE

Our Audit Committee currently consists of Mr. Slotkin, who serves as its chairperson, Mr. Roskin and Ms. Slacik. Mr. Goldstein served on the Audit Committee during 2010. The Board has determined that Mr. Slotkin qualifies as an audit committee financial expert within the meaning of the applicable rules and regulations of the SEC and that he meets the director independence standards of the NYSE. Mr. Slotkin was Chief Financial Officer of each of MacAndrews & Forbes Holdings and M & F Worldwide Corp. for seven years and spent 17 years with Citicorp, where he held a number of positions. Mr. Slotkin also serves on the audit committees of CBIZ, Inc. and Apollo Senior Floating Rate Fund. The primary purpose of the Audit Committee is to assist the Board in monitoring the integrity of our financial statements, our independent auditor's qualifications and independence, the performance of our internal audit function and independent auditors, and our compliance with legal and regulatory requirements. In fulfilling this purpose, the Audit Committee has assumed a number of responsibilities and undertaken to perform a number of duties, each of which is detailed in the Audit Committee's charter, which is posted on our website (*www.marthastewart.com*) under the link for "Investor Relations—Corporate Governance."

Among other actions described in the charter, the Audit Committee is authorized to:

- exercise sole authority to appoint or replace our independent auditor and oversee the compensation and work thereof (including resolution of any disagreements between our management and the independent auditor regarding financial reporting);
- pre-approve all audit services and permitted non-audit services (including the fees and terms thereof) to be performed by our independent auditor, subject to the de minimis exception for non-audit services described in Section 10A(i)(1)(B) of the Securities Exchange Act of 1934, as amended (the "Exchange Act");

- review and discuss with management and our independent auditor the annual audited financial statements, including disclosures made in the Management's Discussion and Analysis portion of our Annual Report on Form 10-K, and recommend to the Board whether the audited financial statements should be included in our Annual Report on Form 10-K;
- review and discuss with management and our independent auditor our quarterly financial statements prior to the filing of our Quarterly Reports on Form 10-Q, including disclosures made in Management's Discussion and Analysis;
- discuss with management and our independent auditor any significant financial reporting issues and judgments made in connection with the preparation of our financial statements, including any significant changes in our selection or application of accounting principles, any major issues as to the adequacy of our internal controls or steps taken in light of any material control deficiencies;
- discuss, at least generally, with management, our earnings press releases, including the use of "pro forma" or "adjusted" information that is not in conformity with generally accepted accounting principles ("GAAP"), and our practices regarding earnings releases and financial information and earnings guidance provided to analysts and rating agencies;
- discuss with management and our independent auditor the effect of regulatory and accounting initiatives, as well as any off-balance sheet structures on our financial statements;
- on behalf of the Board, oversee the principal risk exposures we face and our mitigation efforts relating thereto, including but not limited to financial reporting risks and credit and liquidity risks;
- discuss with the Chief Financial Officer and other corporate management our major risk exposures and the steps management has taken to monitor and control such exposures, including our risk assessment and risk management policies; and
- prepare the report required by the SEC to be included in this Proxy Statement under the caption "Report of the Audit Committee."

The Audit Committee met eight times during 2010. The Board, in its business judgment, has determined that the members of the Audit Committee meet the financial literacy requirements for audit committee members of the NYSE listing standards and the independence requirements for audit committee members of the NYSE listing standards, Rule 10A-3(b) as promulgated under the Exchange Act and SEC rules and regulations.

COMPENSATION COMMITTEE

Our Compensation Committee currently consists of Mr. Roskin, who serves as its chairperson, Mr. Fekkai, Mr. Kantarian and Mr. Slotkin. Mr. Goldstein served on the Compensation Committee during 2010. The primary purpose of the Compensation Committee is to assist the Board in fulfilling its oversight responsibilities in the areas of executive compensation and compensation, bonus and equity incentive plans, generally. In fulfilling this purpose, the Compensation Committee has assumed a number of responsibilities and undertaken to perform a number of duties, each of which is detailed in the Compensation Committee's charter, which is posted on the Company's website (*www.marthastewart.com*) under the link for "Investor Relations—Corporate Governance."

Among other actions described in the charter, the Compensation Committee is authorized to:

- review our compensation policies and programs at least annually to endeavor to ensure that they best facilitate our objective of maximizing stockholder value and further to assess whether risks from the Company's compensation policies and practices for employees are reasonably likely to have a material adverse effect on the Company;
- review and approve compensation and employment offers and arrangements, including corporate goals and objectives relevant to bonuses and any incentive compensation for the Executive Chairman and our other executive officers, including our Founder;

- review and discuss with management our annual Compensation Discussion and Analysis of executive compensation and recommend to the Board whether it should be included in the proxy statement;
- approve the material terms of employment, severance and change-of-control agreements for our executive officers;
- review the compensation paid to directors for service on the Board and its committees and recommend changes as appropriate;
- approve bonus pools for executive and non-executive level employees; and
- approve the adoption of new compensation and equity plans, and approve amendments and modifications to our compensation and equity incentive plans, subject in each case to any required stockholder approvals.

The Compensation Committee has authority under its charter to delegate authority to subcommittees of one or more members as it deems appropriate or to members of management in connection with certain of its duties and responsibilities, provided such delegation is consistent with applicable law and NYSE requirements. The Board has established an Equity Committee, with Mr. Koppelman as the sole member. The Equity Committee is authorized to approve grants of restricted stock, restricted stock units ("RSUs") and options pursuant to the Company's Omnibus Stock and Option Compensation Plan (the "Omnibus Plan") in an aggregate amount of up to 100,000 shares of Class A Common Stock per quarter in connection with the negotiation and execution of employment letters with employees who are not Section 16 employees. No single grant made under this delegation can exceed 20,000 shares. In addition, the Compensation Committee has delegated the direct responsibility for the Company's 401(k) plan to members of management. The Compensation Committee also has the authority to retain outside compensation, legal and other advisors, which it has done from time to time.

During 2010, the Compensation Committee continued its relationship with Frederic W. Cook & Co., Inc. ("FWC") as its independent compensation consultant to provide advice to the Compensation Committee on compensation program structure, including director compensation and individual compensation arrangements. FWC provided specific advice to the Compensation Committee with respect to equity-based awards to executive officers and on the compensation of directors. FWC was selected by and reports to the Compensation Committee and does not provide any other services to the Company. The Compensation Committee also consults with Mr. Koppelman, our Executive Chairman and PEO, regarding executive compensation matters.

The Compensation Committee met four times during 2010. The Board, in its business judgment, has determined that the members of the Compensation Committee meet the independence requirements of the NYSE listing standards and that the members are "non-employee directors" for purposes of the Exchange Act and "outside directors" for purposes of Section 162(m) of the Internal Revenue Code.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Each of the members of our Compensation Committee during 2010 (Mr. Roskin, Mr. Fekkai, Mr. Slotkin and Mr. Goldstein) is or was a non-employee director and was never an officer or employee of MSO or any of its subsidiaries. In addition, Mr. Kantarian, who joined the Compensation Committee in 2011 to replace Mr. Goldstein, is a non-employee director and was never an officer or employee of MSO or any of its subsidiaries. None of our executive officers currently serves, or in the past has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our Board or on our Compensation Committee.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

Our Governance Committee currently consists of Ms. Beers, who serves as its chairperson, Mr. Fekkai and Mr. Kantarian. The primary purpose of the Governance Committee is to identify and recommend individuals to become members of the Board, develop and recommend to the Board a set of corporate governance principles, oversee the evaluation of the Board and each committee of the Board, and perform a leadership role in shaping our corporate governance. In fulfilling this purpose, the Governance Committee has assumed a number of responsibilities and undertaken to perform a number of duties, each of which is detailed in the Governance Committee's charter, which is posted on the Company's website (*www.marthastewart.com*) under the link for "Investor Relations—Corporate Governance."

Among other actions described in the charter, the Governance Committee is authorized to:

- develop and recommend the criteria to be used for identifying and evaluating director candidates;
- identify, recruit candidates for and review the qualifications of, candidates for election to the Board, consistent with criteria established by the Board, as well as any minimum qualifications or diversity considerations the Board may deem appropriate;
- assess the contributions and independence of Board members, including assessing the effectiveness of any diversity policy the Board may implement;
- recommend to the Board candidates for election or re-election to the Board at the annual stockholders' meeting and for appointment by the Board as necessary to fill vacancies and newly created directorships;
- periodically review our executive level organizational structure, hiring practices, succession planning and management development;
- recommend to the Board the membership of the Board's various committees;
- oversee the performance evaluation process for the Board and its committees, and report annually to the Board with an assessment of the Board's performance; and
- review the Corporate Governance Guidelines and recommend changes.

The Governance Committee considers candidates for Board membership suggested by its members and other Board members, as well as management. In 2010, the Governance Committee retained a third-party executive search firm, James & Co., to identify new Board candidates to replace Mr. Goldstein, who had indicated in 2010 a desire to retire from the Board as soon as a suitable replacement candidate could be identified. James & Co. was responsible for the identification of Ms. Slącik. The Governance Committee will also consider as potential nominees for our Board individuals recommended by stockholders. Stockholder recommendations should be submitted to the Governance Committee at our principal address in care of the Corporate Secretary. Each stockholder recommendation should include a personal biography of the proposed nominee, a description of the background or experience that qualifies such person for consideration, and a statement that such person has agreed to serve if nominated and elected. Stockholders who themselves wish to nominate a person for election to the Board, as contrasted with recommending a potential nominee to the Board for its consideration, are required to comply with the requirements detailed under "Proposals of Stockholders."

Once the Governance Committee has identified a prospective nominee, the Governance Committee makes an initial determination as to whether to conduct a full evaluation of the candidate. This initial determination is based on the information provided to the Governance Committee concerning the prospective candidate, as well as the Governance Committee's own knowledge of the prospective candidate, which may be supplemented by inquiries to the person making the recommendation or others. The preliminary determination is based primarily on the need for additional Board members to fill vacancies or expand the size of the Board and the likelihood that the prospective nominee can satisfy the evaluation factors described below. If the Governance Committee determines, in consultation with other Board members as appropriate, that additional consideration is warranted, it may gather or request a third party search firm to gather additional information about the prospective nominee's background and experience, as the Governance Committee did with several director candidates in 2010. The Governance Committee then evaluates the prospective nominee, taking into account whether the prospective nominee is independent within the meaning of the NYSE listing standards and such other factors as it deems relevant, including the current composition of the Board, the balance of management and independent directors, the need for Audit Committee or Compensation Committee expertise, the prospective nominee's skills and experience, the diversity of the member's skills and experience in areas that are relevant to the Company's businesses and activities, and the evaluation of other prospective nominees. In connection with this evaluation, the Governance Committee determines whether to interview the prospective nominee and, if warranted, one or more members of the Governance Committee and others, as appropriate, conduct interviews in person or by telephone. After completing this process, the Governance Committee makes a recommendation to the full Board as to the persons who should be nominated by the Board, and the Board determines the nominees after considering the recommendation and report of the Governance Committee. The Governance Committee follows the same process and uses the same criteria for evaluating candidates proposed by stockholders, members of the Board and members of management.

The Governance Committee met four times during 2010. The Board, in its business judgment, has determined that the members of the Governance Committee meet the independence requirements of the NYSE listing standards. The Governance Committee has recommended each of the Company's directors who are standing for re-election.

FINANCE COMMITTEE

Our Finance Committee currently consists of Mr. Slotkin, who serves as its chairperson, Mr. Fekkai and Mr. Kantarian. The primary purpose of the Finance Committee is to assist the Board in fulfilling its oversight responsibilities in the area of financing arrangements and long-term strategy. Among other things, the Finance Committee reviews:

- long-term financial and investment plans and strategies;
- annual budgets;
- short-term and long-term financing plans;
- strategic plans and initiatives; and
- major commercial and investment banking relationships.

Our Finance Committee became a standing committee of our Board in February 2011.

COMPENSATION OF OUTSIDE DIRECTORS

Under the current compensation plan, each independent director's annual retainer is $40,000, payable in cash and Class A Common Stock, with a required minimum equity component of 25% (*i.e.*, $10,000). The equity component is equal to the fees payable in stock to the director, divided by the closing price of a share of Class A Common Stock on the last business day of the quarter for which payment is being made. The annual fee paid to the chairperson of the Governance Committee is $7,000. The annual fee paid to the Lead Director and the chairperson of the Audit Committee is $15,000 each. The annual fee paid to the chairperson of the Compensation Committee is $25,000. Any special committee chairperson, which to date has included the Finance Committee, receives an annual fee of $25,000. Meeting fees for independent directors have been $1,500 for each in-person Board meeting attended, $1,000 for each telephonic Board meeting and $1,000 for each committee meeting in which the director participates either by phone or in person. In March 2011, however, the fees for Finance Committee members changed from a per meeting fee to a fee of $5,000 per month. The chairperson and meeting fees are payable only in cash.

Commencing with the first committee meetings following the Annual Meeting, many of these fees will change. The annual fee paid to the chairperson of the Governance Committee will be $10,000 and the annual fee paid to each of the chairpersons of the Audit Committee, Compensation Committee and Finance Committee and the Lead Director will be $20,000. Committee meeting fees for Audit Committee, Compensation Committee and Governance Committee meetings in which a director participates in person will increase to $1,500. In addition, directors will no longer be required to receive a minimum of 25% of their annual retainer in Class A Common Stock.

Under the current policy, each non-employee director also received an equity-based grant of $75,000 of value upon appointment or election/re-election to the Board. This grant was comprised 50% of restricted stock and 50% of options. The stock was priced at the closing on the date of issuance, and the stock options were priced using the Black-Scholes option valuation model. For grants made to new directors during the year, the grants are issued on the first business day of the month following a director's appointment to the Board pursuant to our policy on equity issuances. For grants relating to a director's election or re-election at an annual meeting of stockholders, the grants are issued on the date of such meeting.

Beginning with the equity-based grants made at the time of the Annual Meeting, however, the equity-based grants will change and decrease to $50,000 of value upon appointment or election/re-election to the Board and will be comprised entirely of RSUs representing the right to one share of our Class A Common Stock. The RSUs will be priced at the closing on the date of issuance. All grants related to a director's appointment or election/re-election to the Board vest on the first anniversary of the grant. Grants under the directors' compensation plan are issued pursuant to our Omnibus Plan.

All directors receive reimbursement of reasonable expenses incurred in connection with participation in Board and committee meetings.

DEFERRED COMPENSATION

Each non-employee director may defer the receipt of cash director fees into an interest-bearing cash account, which account accrues interest (credited to the account quarterly) at the prime rate published in the *Wall Street Journal* as in effect from time to time. Directors may also choose to defer shares of Class A Common Stock they would otherwise receive into a share account. Any shares credited to a share account are credited with additional shares, on an interest-free basis, having a value equal to dividends paid with respect to such shares, if any. The amount of cash in his or her cash account, plus a number of shares of Class A Common Stock equal to the number of shares in his or her share account, will be delivered to a director within 60 days following a director's separation from service or death, with cash being paid in lieu of any fractional shares. Mr. Goldstein was the only director who elected to defer compensation, and he did so with respect to the shares of Class A Common Stock. The shares so deferred, plus cash in lieu of fractional shares, were delivered to Mr. Goldstein on January 7, 2011 in connection with his retirement from the Board.

DIRECTOR STOCK OWNERSHIP GUIDELINES

We have stock ownership guidelines designed to encourage directors to have an equity interest in the Company and to help align their interests with the interests of stockholders. Each director must attain ownership of 5,000 shares within a five-year period. The target applies to shares owned outright.

Directors who do not meet the ownership test are required to hold 75% of shares that vest (net of shares withheld for tax obligations) until such time as the applicable target is achieved. All of our directors currently own in excess of 5,000 shares, except for Ms. Slacik, who only joined the Board in January 2011 and who is deemed to be in compliance with these guidelines while she accumulates additional shares within the five-year period.

The following table provides information on the amount of compensation received by our independent directors for the year ended December 31, 2010:

DIRECTOR COMPENSATION TABLE

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($) (1)	Option Awards ($) (2)	All Other Compensation ($)	Total ($)
Charlotte Beers (3)	22,508	77,491	37,500	—	137,499
Frederic Fekkai (4)	49,006	47,494	37,500	—	134,000
Michael Goldstein (5)	60,502	54,997	37,500	—	152,999
Arlen Kantarian (6)	49,006	47,494	37,500	—	134,000
William Roskin (7)	81,506	47,494	37,500	—	166,500
Todd Slotkin (8)	96,506	47,494	37,500	—	181,500

(1) Amounts represent the aggregate grant date fair value computed in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718, "Share Based Payments." The stock award numbers reflect (i) the payment of all or a portion of the director's annual retainer fees in shares of Class A Common Stock based on the closing price of the Class A Common Stock on the last business day of each fiscal quarter and (ii) a grant of $37,500 of grant date fair value in restricted stock upon re-election to the Board at the 2010 Annual Meeting. The number of shares received by each director for retainer fees was equal to the fees payable to the director in Class A Common Stock divided by the closing price of the Class A Common Stock on the last business day of such quarter. In 2010, the respective prices per share of the Class A Common Stock were: $5.58 on March 31, 2010, $4.92 on June 30, 2010, $4.74 on September 30, 2010 and $4.42 on December 31, 2010. For each of the restricted stock awards made on re-election, grant date fair value was calculated using the closing price on the grant date multiplied by the number of shares.

(2) Amounts represent the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. For the assumptions used to determine grant date fair value, see Note 9 to our 2010 audited financial statements contained in our Annual Report on Form 10-K. Each director received a grant of $37,500 in grant date fair value in options (priced using the Black-Scholes option valuation model) on re-election to the Board at the 2010 Annual Meeting.

(3) Ms. Beers elected to receive 100% of her retainer in stock or 8,195 shares in 2010. On June 3, 2010, she received a continuing director's restricted stock grant of 6,499 shares and a continuing director's option for 16,667 shares with an exercise price of $5.77 per share. As of December 31, 2010, Ms. Beers had options for 80,417 shares outstanding and 6,499 unvested shares of restricted stock.

(4) Mr. Fekkai elected to receive 25% of his retainer in stock or 2,048 shares in 2010. On June 3, 2010, he received a continuing director's restricted stock grant of 6,499 shares and a continuing director's option for 16,667 shares with an exercise price of $5.77 per share. As of December 31, 2010, Mr. Fekkai had options for 43,841 shares outstanding and 6,499 unvested shares of restricted stock.

(5) Mr. Goldstein served as a director until December 31, 2010. Mr. Goldstein elected to receive 50% of his retainer in stock with the exception of his last quarter of service in which he received 25% of his retainer in stock, or a total of 3,532.17 shares for 2010. On June 3, 2010, he received a continuing director's restricted stock grant of 6,499 shares and a continuing director's option for 16,667 shares with an exercise price of $5.77 per share. Mr. Goldstein deferred the receipt of all but 565 shares of his stock compensation until his service as a director ended. In addition, the Company accelerated the vesting of his June 3, 2010 grants such that they became fully vested or exercisable, as applicable, on his last day of service. As of December 31, 2010, Mr. Goldstein had options for 102,917 shares outstanding.

(6) Mr. Kantarian elected to receive 25% of his retainer in stock or 2,048 shares in 2010. On June 3, 2010, he received a continuing director's restricted stock grant of 6,499 shares and a continuing director's option for 16,667 shares with an exercise price of $5.77 per share. As of December 31, 2010, Mr. Kantarian had options for 70,507 shares outstanding and 6,499 unvested shares of restricted stock.

(7) Mr. Roskin elected to receive 25% of his retainer in stock or 2,048 shares in 2010. On June 3, 2010, he received a continuing director's restricted stock grant of 6,499 shares and a continuing director's option for 16,667 shares with an exercise price of $5.77 per share. As of December 31, 2010, Mr. Roskin had options for 70,151 shares outstanding and 6,499 unvested shares of restricted stock.

(8) Mr. Slotkin elected to receive 25% of his retainer in stock or 2,048 shares in 2010. On June 3, 2010, he received a continuing director's restricted stock grant of 6,499 shares and a continuing director's option for 16,667 shares with an exercise price of $5.77 per share. As of December 31, 2010, Mr. Slotkin had options for 80,417 shares outstanding and 6,499 unvested shares of restricted stock.

Information regarding the compensation of Mr. Koppelman, who serves as an executive officer of the Company as well as a director, is included in the Summary Compensation Table below.

INFORMATION CONCERNING EXECUTIVE OFFICERS

The names, ages and certain background information about our executive officers (other than Charles Koppelman, our Executive Chairman and PEO, whose biographical information is set forth above under "Election of Directors—Information Concerning Nominees"), including our Founder, are set forth below.

Martha Stewart, age 69, is the Founder and Chief Editorial, Media and Content Officer of the Company and the author of numerous books on the domestic arts, including entertaining. Ms. Stewart served as Chairman of the Board and Chief Executive Officer from the Company's creation in 1996 until June 2003 when she resigned as a director, Chairman and Chief Executive Officer and assumed the position of Chief Creative Officer. Ms. Stewart continued to serve as Chief Creative Officer until March 2004 when she resigned and assumed the position of Founder, a non-officer position. The Board appointed Ms. Stewart Chief Editorial, Media and Content Officer on March 1, 2010. In 2006, Ms. Stewart settled insider trading charges with the SEC related to the personal sale of non-Company stock and accepted penalties that included a five-year bar from serving as a director of a public company and a five-year limitation on her service as an officer or employee of a public company. In 2004, she was found guilty in the United States District Court for the Southern District of New York of conspiracy, obstruction of an agency proceeding and making false statements to federal investigators in connection with the same sale.

Robin Marino, age 56, has served as President and Chief Executive Officer of Merchandising since June 2009. She has served as our President of Merchandising since June 2005 and was co-Chief Executive Officer from June 2008 to June 2009. From 1999 to 2005, Ms. Marino was President and Chief Operating Officer of Kate Spade, Inc. Prior to that, she served in a variety of management positions for fashion and retail companies such as Burberry LTD (1997-1998), Donna Karan International, Inc. (1996-1997), Wathne LTD (1989-1996) and Federated Department Stores, Inc. (1977-1989).

Peter A. Hurwitz, age 51, became our Executive Vice President and General Counsel in September 2009. Prior to joining the Company, Mr. Hurwitz was General Counsel and Executive Vice President at The Weinstein

Company (a multi-media entertainment company) from May 2006. Prior to that, he held positions as the Chief Administrative Officer for the Bank of Montreal's Merchant Banking arm from January 2002 to April 2006, and General Counsel and Principal of The Chatterjee Group (an investment fund affiliated with Soros Fund Management at the time) from August 1994 to December 2001. A graduate of Georgetown University School of Law, Mr. Hurwitz has been associated with the law firms of Paul, Weiss, Rifkind, Wharton and Garrison and Milbank, Tweed, Hadley and McCloy.

Allison Jacques, age 46, became Interim Principal Financial and Accounting Officer on February 2, 2011. She had previously served as the Company's Interim Principal Financial and Accounting Officer from January 1, 2009 to March 31, 2009. She has served as our Controller since December 2002. Prior to that, she served as the Assistant Controller since joining the Company in April 1997. From June 1991 until March 1997, Ms. Jacques served in various capacities of increasing responsibility in the finance department of General Media International, Inc. Prior to that, she worked at Grant Thornton LLP as a certified public accountant.

PROPOSAL 2

ADVISORY VOTE ON COMPENSATION OF THE NAMED EXECUTIVE OFFICERS

Under the recently enacted Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank"), which amended Section 14A of the Exchange Act, stockholders are entitled to cast an advisory vote no less frequently than once every three calendar years to approve the compensation of the executive officers named in the Summary Compensation Table of this Proxy Statement (the "named executive officers" or "NEOs"), *i.e.*, a say-on-pay vote. This vote is non-binding; however, because the Compensation Committee and the Board value stockholder input, they will consider the outcome of the vote when making compensation decisions.

The Company's compensation philosophy, more fully described elsewhere in this Proxy Statement, including in the "Compensation Discussion and Analysis," the compensation tables and the narrative discussion, combines a mix of compensation elements designed to attract and retain executive talent and to encourage the achievement of short and long-term performance goals. To that end, our NEOs receive a mix of base salary, annual bonuses and long-term equity awards, all of which are reviewed at least annually by the Compensation Committee. Because of the structure of our compensation packages, a significant portion of our NEOs' total potential compensation can be considered to be "at risk." In addition, the Company has stock ownership and retention guidelines in place to align the interests of our NEOs with stockholder interests.

We are requesting your vote on the following resolution:

RESOLVED, that the compensation paid to the Company's named executive officers as disclosed pursuant to Item 402 of Regulation S-K in this Proxy Statement, including in the "Compensation Discussion and Analysis," the compensation tables and the narrative discussion, is hereby approved.

OUR BOARD RECOMMENDS A VOTE FOR THIS RESOLUTION.

PROPOSAL 3

ADVISORY VOTE ON THE FREQUENCY OF THE STOCKHOLDER VOTE TO APPROVE THE COMPENSATION OF THE NAMED EXECUTIVE OFFICERS

Under another amendment to Section 14A of the Exchange Act made by Dodd-Frank, stockholders are also entitled to cast an advisory vote no less frequently than once every six calendar years on the frequency with which an advisory vote to approve the compensation of our named executive officers (*i.e.*, a say-on-pay vote such as appears as Proposal 2) should occur. We are requesting your advisory vote on whether such a vote should occur every 1, 2 or 3 years.

The Board believes such a vote should occur every year (*i.e.*, annually) in order to obtain valuable stockholder input on NEO compensation.

OUR BOARD RECOMMENDS A VOTE FOR A FREQUENCY OF 1 YEAR.

Your vote, however, is not to approve or disapprove the Board's recommendation. When voting on this Proposal 3, you have four choices: you may cast your advisory vote for 1, 2 or 3 years or you may abstain. This vote is non-binding; however, because the Compensation Committee and the Board value stockholder input, they will consider the outcome of the vote when determining how frequently to seek advisory votes from our stockholders to approve the compensation of our named executive officers.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis set forth below with management and, based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into our Annual Report on Form 10-K.

Members of the Compensation Committee

William Roskin (Chairperson)
Frederic Fekkai
Arlen Kantarian
Todd Slotkin

The Compensation Committee Report above does not constitute "soliciting material" and will not be deemed "filed" or incorporated by reference into any of our filings under the Securities Act of 1933, as amended (the "Securities Act") or the Exchange Act that might incorporate our SEC filings by reference, in whole or in part, notwithstanding anything to the contrary set forth in those filings.

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis contains forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. The actual compensation programs that we adopt in the future may differ materially from the current or planned programs summarized in this discussion.

COMPENSATION PHILOSOPHY

Our compensation philosophy is guided by our belief that achievement of our business goals depends on attracting and retaining executives with an appropriate combination of creative skill and managerial expertise. Our compensation program is designed to attract such executives and align their total compensation with the short and long-term performance of the Company. The Company's compensation program is composed of base salary, annual bonus and equity compensation.

- We provide our senior executives with base salaries commensurate with their backgrounds, skill sets and responsibilities;
- We provide the opportunity to earn annual bonuses that are intended to reward our executives based on the performance of our Company and that of the executive; and

- We make equity awards that vest over time in order to induce executives to remain in our employ and to align their interests with those of our other stockholders. We have moved towards equity compensation packages based primarily on stock options and RSUs because we believe these longer-term awards better align our executives' interests with those of other stockholders.

The Compensation Committee reviews and administers the compensation program for each of our NEOs, including Martha Stewart, and certain other senior executives. For more information on the scope and authority of the Compensation Committee, see "Meetings and Committees of the Board—Compensation Committee" above.

Adjustments to compensation typically are set at a Compensation Committee meeting early in the calendar year after the Board has reviewed performance for the past year and prospects for the year ahead, although compensation decisions may be made throughout the year for a variety of reasons.

In early 2011, the Compensation Committee also reviewed a risk assessment of our compensation policies and practices that determined our compensation policies and practices do not encourage risk-taking that is reasonably likely to have a material adverse effect on the Company. Factors considered in making this determination included:

(1) that our compensation mix for employees, including executives, recognizes that while long-term success is key, annual business and individual performance and adequate fixed compensation are also essential;

(2) that target annual cash incentives are based on adjusted EBITDA (as defined below) and, in 2011, also on revenues (rather than the performance of our stock) and further adjusted based on individual contributions;

(3) that annual cash incentives are targeted at no more than 100% of base salary and the bonuses of the most senior officers are capped at a maximum of 150% of base salary in the case of Mr. Koppelman and Ms. Marino and 75% of base salary in the case of Ms. Stewart;

(4) that equity and equity-based awards have a retentive element and typically vest ratably over a three- or four-year period in the case of stock options and over a two- or three-year period in the case of RSUs; and

(5) that the executives are subject to stock ownership guidelines, linking executives with the long-term interests of stockholders.

APPROACH TO ESTABLISHING TOTAL COMPENSATION LEVELS

Internal Review

Our executives receive a mix of base salary, the opportunity for performance-based annual bonuses and long-term equity or equity-based awards. We arrive at total compensation levels by determining appropriate levels for each element. The relative weight of each element is determined by the Compensation Committee based on its assessment of the effectiveness of each element in supporting our short-term and long-term strategic objectives. Base salary, benefits and performance-based bonuses relate to short-term incentives and encourage short-term performance; stock options and RSUs, which vest in various proportions over time or at the end of a fixed period, encourage a focus on achieving long-term performance goals.

In determining compensation for current NEOs, our Compensation Committee considers many variables, including each candidate's respective experience. While not formulaic or exhaustive, the variables the Compensation Committee has considered in the past include:

- the experience, knowledge, and performance of the senior executive in question;

- the competitive market for similar executive talent;
- how critical the retention of any particular executive is to achieving the Company's strategic goals;
- the performance of the Company (and each of its operating segments) against internal performance targets;
- how well an executive works across business segments to promote overall corporate goals;
- future potential contributions of the executive;
- pre-existing employment agreements between the Company and an NEO; and
- compensation at former employers, in the case of new hires.

Based on this analysis, as described below, the Compensation Committee makes determinations as to each element of the compensation package, weighing each component in its discretion based on the facts and circumstances surrounding each NEO's employment agreement or annual review.

Market Review

In 2010, the Compensation Committee continued its relationship with FWC as its independent compensation consultant to provide advice to the Compensation Committee on the compensation program structure, including director compensation and individual compensation arrangements. FWC was selected by and reports to the Compensation Committee and does not provide any other services to the Company. During 2010, FWC provided advice to the Compensation Committee with respect to equity-based awards to the NEOs and the compensation of directors.

In 2009, FWC provided a peer group proxy analysis of 24 companies (the "peer group") selected with greater emphasis on industry rather than size for use in connection with evaluating the compensation of Mr. Koppelman, Ms. Marino and Kelli Turner, our former Chief Financial Officer, as described in greater detail under "Analysis of Elements of Total Compensation—Base Salaries" below. The peer group used in 2009 was comprised of the following companies:

1-800-Flowers.com	Estee Lauder	The New York Times
American Greetings	Guess	Playboy Enterprises
Cablevision	IAC/Interactivecorp	Polo Ralph Lauren
Kenneth Cole	The Knot	Scholastic
Discovery Communications	Lifetime Brands	Scripps Networks Interactive
Dreamworks Animation	Liz Claiborne	Sirius XM Radio
Elizabeth Arden	Media General	Steve Madden
Perry Ellis	Meredith Corp.	World Wrestling Entertainment

The data was collected from the then-most recently available proxy statements of these companies. When it adjusted the base salaries of Mr. Koppelman, Ms. Marino and Ms. Turner in November 2009, the Compensation Committee targeted compensation within the range of compensation paid by the peer group, but did not aim to meet specific benchmarks or percentiles. FWC did not provide a new peer group analysis for 2010.

ANALYSIS OF ELEMENTS OF TOTAL COMPENSATION

Base Salaries

While we believe it is appropriate for an executive's total compensation package to be significantly conditioned on both the executive's and the Company's performance, we also recognize that base salary is an important element of consideration for services rendered by the executive. Accordingly, while we seek to keep base salaries competitive with the peer group, we also use our judgment to determine specific pay levels necessary to attract and retain executive talent. In addition, base salaries relate to the scope of the executive's responsibility and his or her years of experience. Salary increases are based on the Compensation Committee's evaluation of current and anticipated future performance and, in some cases, reflect additional responsibilities.

In 2010, Ms. Stewart's annual talent compensation remained at the level provided for in her April 2009 employment agreement, $2 million. This amount had been determined on the basis of Ms. Stewart's length of service and experience, as well as how critical her services were to the Company. The Compensation Committee utilized publicly available information in general circulation media on what similar celebrities were earning for relatively similar services to provide context in negotiating this amount.

The annual base salaries of our other named executive officers, except for Mr. Hurwitz, remained in 2010 at the same level that they were set in November 2009: Mr. Koppelman, $990,000; Ms. Marino, $700,000; and Ms. Turner, $425,000. The Compensation Committee did not believe additional increases were required.

Mr. Hurwitz's base salary was $350,000 when he joined the Company in September 2009. The Compensation Committee increased his salary to $400,000 in June 2010, based on an assessment of his performance and to more appropriately reflect internal pay equity considerations.

Ms. Turner's employment with the Company terminated effective February 1, 2011.

Annual Bonuses

Annual bonuses for the NEOs and others are designed to reflect the overall financial performance of the Company against pre-determined annual goals set by the Compensation Committee. The Compensation Committee also considers the individual's performance of his or her job responsibilities. At target levels and beyond, these bonuses can represent a material part of our NEOs' total compensation. The Compensation Committee retains discretion to adjust all awards.

Bonuses are typically awarded pursuant to the Martha Stewart Living Omnimedia, Inc. Annual Incentive Plan and, where applicable, the individual's employment agreement or offer letter. Target bonuses are set as a percentage of the participant's annual base salary. Since we believe that senior executives can have the greatest direct impact on the Company's overall results, we typically set their bonus targets at a higher percentage of base salaries than other employees. Mr. Koppelman and Ms. Marino each have (and Ms. Turner had) target bonuses of 100% of their base salaries and Mr. Koppelman and Ms. Marino have maximum bonuses of 150% of base salary provided for in their employment agreements. Ms. Stewart has a target bonus of $1 million with a maximum annual bonus of 150% of that amount. Mr. Hurwitz has a target bonus of 70% of his base salary. Other senior executives, except those paid on a commission basis, generally have targets ranging from 20% to 70%, depending on responsibility, title and seniority.

At the start of 2010, the Compensation Committee determined that bonuses for 2010 for the NEOs would be based primarily on the Company's achievement of an adjusted consolidated income (loss) before interest income or expense, taxes, depreciation and amortization, impairment, non-cash compensation expense and other expense ("adjusted EBITDA") target of $8.8 million. We consider adjusted EBITDA an important indicator of operational strength because it captures all of the revenue and ongoing operating expenses of our business and is a measure widely used in the media and entertainment industry. The adjusted EBITDA target provided for 2010 was not achieved.

The Compensation Committee noted the strenuous efforts undertaken to reduce costs and to work with reduced staff (which increased the burdens on the remaining employees); the continuing efforts to stabilize the Publishing segment; the success the Company was experiencing in the Merchandizing segment in replacing the Kmart revenues following termination of the Company's relationship with Kmart in January 2010; and recent developments, including the transition of the Company's programming to Hallmark Channel. The Compensation Committee considered the recommendation of management to acknowledge these efforts by making recognition awards to certain employees for 2010 performance depending solely on the individual's personal performance.

Because of their leadership during an environment that continued to be difficult throughout 2010, the Compensation Committee also approved recognition awards to certain of the NEOs, as an acknowledgement of that leadership and the contributions of each. The amounts of these awards are set forth below, along with the respective 2010 Company contribution of the applicable NEO intended to be recognized by the award. The Compensation Committee determined that there would not be recognition awards for Mr. Koppelman or Ms. Stewart.

	Bonus	Contribution
Robin Marino	$50,000	Ms. Marino's contributions included the successful launch of the Home Depot program, the expansion of the business at Macy's and the strong performance of crafts at Michaels and Jo-Ann Fabrics and Crafts.
Kelli Turner	$40,000	Ms. Turner's contributions included her involvement in the numerous Hallmark Channel transactions and certain cost savings initiatives that she oversaw.
Peter Hurwitz	$35,000	Mr. Hurwitz successfully completed multiple transactions with Hallmark Channel, successfully disposed of numerous litigation matters and made numerous cost savings.

The Compensation Committee has decided that adjusted EBITDA and revenues will be used in determining whether bonuses will be paid under the Martha Stewart Living Omnimedia, Inc. Annual Incentive Plan for 2011 and, where applicable, employment agreements and offer letters, with 75% of the amount based on achieving the adjusted EBITDA target and 25% of the amount based on achieving the revenue target. Achievement of at least 80% of the EBITDA target is a prerequisite to payment of any amount for 2011. Awards are typically subject to adjustment based on individual performance during the year. The Compensation Committee does retain full discretion to make discretionary awards outside this plan to any employee, including NEOs, should it determine it is in the Company's best interests to do so.

Long-Term Incentive Compensation

To succeed in our business goals, we need to recruit and retain key executives and creative talent. One tool to achieve this is to grant annual equity or equity-based awards. Because these awards vest over time or at a fixed future date, they provide an incentive to stay with the Company over the long term. These equity or equity-based awards also provide flexibility to the Compensation Committee to reward superior performance by senior executive officers.

Long-term incentive awards are typically granted annually (or, in the case of new hires, at the time they join the Company). However, there may also be awards made at other times during the year in connection with promotions or other unique circumstances.

All equity awards made since May 2008 were made pursuant to our Omnibus Plan, which was approved at our May 2008 annual meeting of stockholders. In 2008, we adopted a guideline on equity issuances. Under the guideline, unless otherwise specified, awards of equity determined during the course of any calendar month become effective on the first business day of the following calendar month. We then issue and price equity awards on that first business day of the month with an exercise price or value, as the case may be, equal to or based upon the closing price of our Class A Common Stock on that day. All stock options granted by the Company have been nonqualified stock options.

When determining the magnitude of a grant to an NEO or other senior executive, we consider the executive's level of responsibility and other relevant factors. We tend to make these awards in bands that correlate closely to an executive's title (*e.g.*, Senior Vice Presidents receive larger awards than Vice Presidents), but, as noted above, an individual executive's performance in the prior fiscal year might result in the executive receiving a greater or lesser grant. In the past few years, the Compensation Committee has shifted the mix of equity and equity-based awards, emphasizing options and RSUs. Although we have to recognize a charge for the value of an option when granted that might be disproportionate to the value received by the recipient upon exercise, we believe options align the interests of recipients with those of stockholders because the recipient only realizes value if our Class A Common Stock appreciates above the grant date price. In March 2009, we also added RSUs as an instrument in our equity compensation arrangements. Since RSUs are settled on vesting in shares of our Class A Common Stock, their value to the recipient is also driven by the price of our Class A Common Stock. In 2009 and 2010, the RSUs that we awarded also initially included performance elements as further described below. Provided they are still perceived as offering the opportunity to deliver future value, we believe both options and RSUs help us retain our executives by having the awards vest over a period of years or at the end of a fixed period.

On March 1, 2010, the Company made awards of both options to purchase our Class A Common Stock and performance-based RSUs ("PRSUs") to a number of senior employees and to the NEOs, as set forth in the table below:

	Options	PRSUs
Martha Stewart	300,000	—
Charles Koppelman	100,000	100,000
Robin Marino	70,000	70,000
Kelli Turner	50,000	50,000
Peter Hurwitz	20,000	29,500

All of these options vest ratably over a four-year period (25% on each anniversary). The PRSUs represented the right to acquire a number of shares of our Class A Common Stock, if any, depending upon the cumulative adjusted EBITDA of the Company, over a performance period that began on January 1, 2010 and ends on December 31, 2012. The overall value of the equity-based awards was intended to be consistent with prior year awards.

We had introduced PRSUs into our compensation mix in March 2009 (as further described below) to add an element of performance-based compensation beyond the performance reflected in the price of our Class A Common Stock. In connection with the 2010 PRSUs, if 100% of the adjusted EBITDA performance target were achieved, 100% of the PRSUs would vest on March 1, 2013; if 90% of the performance target were achieved, 80% of the PRSUs would vest on such date; and if 80% of the performance target were achieved, 50% of the PRSUs would vest on such date. None of the PRSUs were to vest if less than 80% of the performance target was achieved. Because of the continuing economic downturn, among other things, following the award of these PRSUs in March 2010, the Company's performance was falling far short of what proved to be aggressive adjusted EBITDA targets. By fourth quarter 2010, it had become apparent that the adjusted EBITDA target could not be achieved and that the PRSUs had ceased to provide a source of retention to their recipients. As a result, in December 2010, the Compensation Committee approved the removal of the performance targets from the PRSUs held by existing employees, such that the PRSUs will vest on March 1, 2013, subject generally to continued employment. These modifications became effective in 2011 with respect to the PRSUs held by Mr. Koppelman, Ms. Marino and Mr. Hurwitz, as well as certain other employees that had received these awards. This allows these awards to once again function as a retention device and, to the extent their value is driven by the price of our Class A Common Stock, as a form of performance-based compensation.

In March 2009, the Company had awarded PRSUs to a number of senior employees, including each of Mr. Koppelman and Ms. Marino (70,000 PRSUs each) and then awarded 40,000 PRSUs (in a form identical to those of Mr. Koppelman and Ms. Marino) to Ms. Turner in April 2009. These were structured substantially the same as the PRSUs awarded in 2010 with proportional payout based on percentages of target cumulative adjusted EBITDA achieved and were to vest on December 31, 2011. The target cumulative adjusted EBITDA included in the 2009 PRSUs was substantially in excess of the target provided in the 2010 PRSUs. As a result, at the same time as it made the 2010 PRSU awards, in recognition of economic conditions and to provide for the continued retention of key employees, the Compensation Committee reduced the cumulative adjusted EBITDA target of the 2009 PRSUs, but eliminated any vesting below 100% of target. Concurrent with its approval of the removal of the performance targets from the 2010 PRSUs and in recognition of the fact that even the modified adjusted EBITDA target would not be achieved, the Compensation Committee also removed the performance targets from the 2009 PRSUs held by existing employees and extended the vesting date to March 1, 2012. These modifications became effective in 2011 with respect to the PRSUs held by Mr. Koppelman and Ms. Marino.

On March 1, 2011, the Company made awards of both options and RSUs, as set forth in the table below.

	Options	RSUs
Martha Stewart	150,000	—
Charles Koppelman	90,000	—
Robin Marino	90,000	25,000
Peter Hurwitz	75,000	25,000

The options vest with respect to 33% of the shares on each of March 1, 2012 and 2013 and with respect to 34% of the shares on March 1, 2014. The RSUs vest with respect to 50% of the shares on each of March 1, 2012 and March 1, 2013.

Perquisites and Personal Benefits

Our NEOs do not generally receive many of the perquisites found at other companies. However, see "Executive Compensation Agreements" and "Certain Relationships and Related Person Transactions—Transactions with Martha Stewart" for a discussion of the benefits received by Ms. Stewart pursuant to her employment agreement and the Intangible Asset License Agreement. Amounts and types of perquisites provided to Ms. Stewart and the other NEOs are included in the All Other Compensation column of the Summary Compensation Table and the footnotes to that column.

We also allow Ms. Stewart and Mr. Koppelman to use our aircraft for personal travel on a limited basis. Ms. Stewart did not make any personal use of the aircraft in 2010 and Mr. Koppelman personally used the aircraft once in 2010. The incremental cost of his personal use of the aircraft is included in the All Other Compensation column of the Summary Compensation Table.

Senior management is eligible to participate in the Company's 401(k) plan on the same terms as other eligible management-level employees, which includes receiving Company matching contributions.

Separation Arrangements

In line with our efforts to attract and retain executives with creative skill and managerial excellence, we have employment agreements with Mr. Koppelman, Ms. Stewart and Ms. Marino that provide for benefits in connection with certain termination events. Mr. Hurwitz does not have an employment agreement, but is entitled to one year of salary and target bonus in the event of termination without cause. These arrangements, as well as the arrangement we had with Ms. Turner pursuant to her employment agreement, are described below under "Potential Payments Upon Termination or Change in Control."

Employee Stock Ownership/Retention Guidelines

Our employee stock ownership/retention guidelines are intended to encourage executive officers to maintain an equity interest in the Company to help further align their interests with the interests of other stockholders. Each executive officer must attain the following ownership requirements within a five-year period. The targets apply to shares owned outright.

Principal Executive Officer:	60,000 shares
All other executive officers:	20,000 shares

Officers who do not meet the ownership test are required to hold 75% of vested shares (net of shares withheld for tax obligations) until such time as the applicable target is achieved. This requirement does not, however, apply to shares granted as part of a bonus payment.

Currently, Mr. Koppelman and Ms. Marino hold shares in excess of the required number; and Mr. Hurwitz, who joined the Company in September 2009, is deemed to be in compliance with these guidelines while he accumulates additional shares within the five-year period.

Ms. Stewart beneficially owns 49.5% of the outstanding shares of the Company's common stock.

Other Policies

We consider hedging an inappropriate trading practice. We do not allow our directors, officers or employees to invest in derivatives of our securities, including trading in puts, calls and options, without the prior approval of our Board.

We have yet to adopt a formal policy fixing a course of action with regard to compensation adjustments following a restatement of financial results. We expect to do so once the SEC issues rules in this area as it has been directed by Dodd-Frank.

Tax Issues

The Compensation Committee also oversees compliance with Internal Revenue Code Section 162(m), which generally disallows a tax deduction to public companies for compensation over $1 million paid to certain named executive officers, subject to certain exceptions. The Compensation Committee believes, however, that in certain circumstances, factors other than tax deductibility take precedence when determining the forms and levels of executive compensation most appropriate and in the best interests of the Company and our stockholders. Accordingly, the Compensation Committee has from time to time approved elements of compensation for certain officers that are not fully deductible and reserves the right to do so in the future, when appropriate.

The table that follows summarizes the total compensation paid or earned by each NEO for the fiscal year ended December 31, 2010:

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($) (1)	Option Awards ($) (2)	Non-Equity Incentive Plan Compen-sation ($)	All Other Compen-sation ($)	Total ($)
Charles Koppelman	2010	990,000	—	931,600	261,042	—	85,583(3)	2,268,225
Executive Chairman and	2009	912,115	—	—	475,730	659,999	74,214	2,122,062
Principal Executive Officer	2008	152,308	—	3,641,951	1,982,739	67,500	2,171,759	8,016,257
Kelli Turner	2010	425,000	40,000(4)	493,200	130,521	—	12,952(5)	1,101,673
CFO	2009	279,327	—	—	215,606	283,332	1,489	779,754
Martha Stewart	2010	2,000,000	—	—	783,125	—	3,124,262(6)	5,907,387
Founder/Chief Editorial, Media	2009	1,714,423	3,114,231	—	735,219	666,667	3,553,965	9,784,505
and Content Officer	2008	900,000	495,000	—	1,920,000	—	3,703,336	7,018,336
Robin Marino	2010	700,000	50,000(4)	767,200	182,729	—	11,382(7)	1,711,311
President and CEO of	2009	656,731	—	—	285,438	466,669	9,672	1,418,510
Merchandising	2008	599,449	150,000	519,650	1,095,237	83,550	50,342	2,498,228
Peter Hurwitz	2010	376,923	35,000(4)	161,660	52,208	—	17,951(8)	643,742
General Counsel	2009	80,769	—	—	278,859	61,248	3,558	424,434

(1) Amounts represent the aggregate grant date fair value of stock awards and, in 2010, the incremental fair value of modified awards, each as computed in accordance FASB ASC Topic 718. For each of the restricted stock awards made under the Omnibus Plan, grant date fair value was calculated using the closing price on the grant date multiplied by the number of shares. For each of the restricted stock awards made under the 1999 Stock Incentive Plan, grant date fair value was calculated using the closing price on the date prior to the grant date multiplied by the number of shares. The 2009 stock awards were in the form of PRSUs. Based on the probable outcome of the performance conditions associated with the 2009 PRSUs, the grant date fair value was zero, which was the estimated aggregate compensation cost to be recognized over the service period, determined as of the grant date under FASB ASC Topic 718. In March 2010, the 2009 PRSUs were modified to reduce the cumulative adjusted EBITDA target and eliminate any vesting below 100% of performance target. The 2010 amount includes the incremental fair value of the modified 2009 PRSUs, computed as of the modification date in accordance with FASB ASC Topic 718. Assuming the probable outcome of the modified performance conditions, but excluding the amount of estimated forfeitures, the incremental fair value at probable outcome was the same as the incremental fair value at the highest level of performance. The 2010 amount also includes the grant date fair value of stock grants in 2010, all of which were PRSUs, assuming the probable outcome of the performance conditions associated with PRSUs, but excluding the amount of estimated forfeitures. The grant date fair value at probable outcome was the same as the grant date fair value at the highest level of performance conditions. Please also refer to the Grants of Plan-Based Awards in 2010 table and "Compensation Discussion and Analysis" for information on stock awards made or modified in 2010. These amounts do not represent the actual value that may be realized by the NEOs.

(2) Amounts represent the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. For the assumptions used to determine the grant date fair value, see Note 9 to our 2010 audited financial statements contained in our Annual Report on Form 10-K. Please also refer to the Grants of Plan-Based Awards in 2010 table for information on option awards made in 2010. These amounts do not represent the actual value that may be realized by the NEOs.

(3) Mr. Koppelman's 2010 other compensation of $85,583 consists of $60,000 for his use of a driver, as well as life insurance premiums, matching contributions to the 401(k) plan and the incremental cost of his personal use of the Company jet.

(4) The Company did not satisfy the adjusted EBITDA target established by the Compensation Committee in 2010 under the Martha Stewart Living Omnimedia, Inc. Annual Incentive Plan. However, the Compensation Committee approved payment of recognition awards to certain NEOs in the indicated amounts.

(5) Ms. Turner's 2010 other compensation of $12,952 consists of matching contributions to the 401(k) plan, commuting expenses, a tax gross-up related to commuter expenses and life insurance premiums.

(6) Ms. Stewart's 2010 other compensation of $3,124,262 consists of (i) $2,545,041 in fees and expenses for which we are responsible under the Intangible Asset License Agreement; (ii) $248,328 of union required and other fees earned as talent on our television show; (iii) $119,039 for security services; (iv) $81,330 for the portion of personnel costs for individuals performing work for Ms. Stewart for which we were not reimbursed; (v) $55,725 for a weekend driver; (vi) life insurance premiums, expenses for personal fitness provided in her capacity as on-air talent (including $29,538 for a trainer), a charitable contribution, and utilities and telecommunications services; and (vii) vendor/advertiser supplied samples/products with no incremental cost to the Company. See "Certain Relationships and Related Person Transactions—Transactions with Martha Stewart."

(7) Ms. Marino's 2010 other compensation of $11,382 consists of matching contributions to the 401(k) plan and life insurance premiums.

(8) Mr. Hurwitz's 2010 other compensation of $17,951 consists of matching contributions to the 401(k) plan, commuting expenses, a tax gross-up related to commuter expenses and life insurance premiums.

GRANTS OF PLAN-BASED AWARDS IN 2010

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Possible Payouts Under Equity Incentive Plan Awards (2)			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Charles Koppelman	N/A	—	990,000	1,485,000						—	—
	3/1/2010				50,000	100,000	—				931,600(3)
	3/1/2010								100,000(4)	5.48	261,042
Kelli Turner	N/A	—	425,000	—							—
	3/1/2010				25,000	50,000	—				493,200(3)
	3/1/2010								50,000(4)	5.48	130,521
Martha Stewart	N/A	—	1,000,000	1,500,000	—	—	—				—
	3/1/2010								300,000(4)	5.48	783,125(3)
Robin Marino	N/A	—	700,000	1,050,000							—
	3/1/2010				35,000	70,000	—				767,200(3)
	3/1/2010								70,000(4)	5.48	182,729
Peter Hurwitz	N/A	—	280,000	—	—		—				—
	3/1/2010				14,750	29,500					161,660(3)
	3/1/2010								20,000(4)	5.48	52,208

(1) Amounts represent target amounts payable to each NEO pursuant to each officer's employment agreement or offer letter, as applicable. The adjusted EBITDA target provided for 2010 was not achieved. However, the Compensation Committee did approve recognition awards to certain of the NEOs, the amounts of which are set forth in the Bonus column of the Summary Compensation Table.

(2) At grant, the 2010 PRSUs represented the right to acquire a number of shares depending upon the Company's cumulative adjusted EBITDA over a performance period that began on January 1, 2010 and ends on December 31, 2012. The 2010 PRSUs were to vest based on performance. None of the 2010 PRSUs were to vest if the Company failed to meet 80% of the cumulative adjusted EBITDA target; 50% were to vest at 80% of the target; 80% were to vest at 90% of the target and 100% were to vest at 100% of target. Based on the probable outcome of the performance conditions associated with the 2010 PRSUs, the grant date fair value was the same as the grant date fair value at the highest level of performance conditions. In recognition of changing economic conditions and to ensure continued retention of key employees, in December 2010 the Compensation Committee approved the elimination of targets for both the 2010 PRSUs and 2009 PRSUs, which modifications became effective in 2011. For a further discussion of these modifications, see "Compensation Discussion and Analysis—Long-Term Incentive Compensation" above.

(3) Includes the grant date fair value of the 2010 PRSUs 2010 as follows: Mr. Koppelman, $548,000; Ms. Turner, $274,000; Ms. Marino, $383,600; and Mr. Hurwitz, $161,660. Also includes the incremental fair value of the 2009 PRSUs when modified in March 2010 as follows: Mr. Koppelman, $383,600; Ms. Turner, $219,200; and Ms. Marino, $383,600. See Note 1 to the Summary Compensation Table.

(4) Twenty-five percent of the shares subject to the option vested on March 1, 2011. The remaining shares subject to the option will vest in approximately equal amounts on each of March 1, 2012, March 1, 2013 and March 1, 2014.

EXECUTIVE COMPENSATION AGREEMENTS

EMPLOYMENT AGREEMENT WITH CHARLES KOPPELMAN

Charles Koppelman became our Executive Chairman and PEO in July 2008. On September 17, 2008, we entered into an employment agreement with Mr. Koppelman in that capacity. The agreement was amended in non-substantive aspects on October 29, 2010.

The employment agreement with Mr. Koppelman is in effect until December 31, 2012. The agreement automatically extends for additional 12-month periods thereafter unless either the Company or Mr. Koppelman provides written notice to the other of its intention not to extend the agreement by June 30th before the then-scheduled expiration date. Mr. Koppelman's agreement provided for an annual base salary of $900,000, subject to increase at the discretion of the Board. The Compensation Committee increased Mr. Koppelman's base salary to $990,000, effective November 1, 2009. The agreement also provides for an annual cash bonus of 100% of base salary, with a maximum bonus of 150% of base salary, based on achievement of goals established by the Compensation Committee. For 2010, Mr. Koppelman did not receive a bonus.

In connection with his employment agreement, we granted Mr. Koppelman a restricted stock award of 425,000 shares of our Class A Common Stock on October 1, 2008, of which 100,000 shares will vest if and only if the fair market value (as defined in the Omnibus Plan) of the Class A Common Stock is at least $15 on each of the immediately preceding 60 consecutive trading days during the initial Employment Term (as defined in the employment agreement); and 100,000 shares will vest if and only if the fair market value of the Class A Common Stock is at least $25 on each of the immediately preceding 60 consecutive trading days during the initial Employment Term. In connection with his employment agreement, Mr. Koppelman also received an option to purchase 600,000 shares of Class A Common Stock on October 1, 2008. The agreement contemplates that, in the discretion of the Board or the Compensation Committee, Mr. Koppelman would receive additional equity awards. See the Grants of Plan-Based Awards in 2010 table for information on Mr. Koppelman's equity-based awards in 2010.

The Company agreed to reimburse Mr. Koppelman up to $60,000 per year for the use of a driver (payable monthly in arrears), and, to the extent feasible and available, will provide Mr. Koppelman with office space for others working with him on non-Company related matters, the cost of which will be reimbursed to the Company by Mr. Koppelman. Mr. Koppelman is entitled to participate in our employee benefit plans, policies, programs, perquisites and arrangements that we provide generally to our similarly situated employees (excluding for this purpose Martha Stewart) to the extent he meets the eligibility requirements for any such plan, policy, program, perquisite or arrangement. We pay or reimburse Mr. Koppelman for all reasonable business expenses, including first-class air transportation or travel on a private plane.

The agreement contains customary confidentiality, non-competition, non-solicitation, non-disparagement and indemnification provisions. Under the agreement, Mr. Koppelman cannot compete with the Company for an 18-month period following termination (unless the agreement expires in accordance with its term or Mr. Koppelman terminates the agreement for good reason (as defined in the agreement)) and may not solicit Company personnel for a 24-month period following termination.

See "Potential Payments Upon Termination or Change in Control" for a discussion of severance payments payable under Mr. Koppelman's employment agreement.

EMPLOYMENT AGREEMENT WITH MARTHA STEWART

On April 9, 2009, the Company entered into an amended and restated employment agreement with Martha Stewart, effective as of April 1, 2009. This agreement extends until March 31, 2012. Ms. Stewart received a $3 million make-whole/retention payment in connection with her execution of the agreement, which amount is subject to pro-rata forfeiture in the event Ms. Stewart terminates the agreement without good reason (as defined in the agreement) or the Company terminates the agreement with cause (as defined in the agreement).

Under the agreement, for her services as a performer, for making public appearances, and as an author and provider of content, Ms. Stewart is entitled to talent compensation of $2 million per year, subject to annual review by the Board and increases in the Board's discretion. Ms. Stewart is also entitled to an annual bonus in an amount determined by the Compensation Committee based on the achievement of the Company and individual performance goals established by the Compensation Committee for each fiscal year, with a target annual bonus equal to $1 million and a maximum annual bonus equal to 150% of the target amount. For 2010, Ms. Stewart did not receive a bonus. If Ms. Stewart serves as on-air talent on shows other than *The Martha Stewart Show* produced after April 1, 2009, she is entitled to additional compensation to be determined by mutual agreement of Ms. Stewart and the Board (or if they cannot agree, by an independent expert), as well as 10% of the adjusted gross revenues (as defined in the agreement) associated with re-runs of such shows.

Ms. Stewart is entitled to participate in all of the Company's welfare benefit plans and programs for the benefit of senior executives, on a basis no less favorable than in effect immediately prior to April 1, 2009, and is eligible to participate in all pension, retirement, savings and other employee benefit plans and programs maintained for the benefit of senior executives, other than any equity-based incentive plans, severance plans, retention plans and any annual cash incentive plan, on a basis no less favorable than in effect immediately prior to that date, although she may receive annual grants of stock options, in the discretion of the Board. See the Grants of Plan-Based Awards in 2010 table for information on Ms. Stewart's stock option award in 2010.

Ms. Stewart is entitled to reimbursement for all business, travel and entertainment expenses on a basis no less favorable than in effect immediately prior to April 1, 2009 and subject to the Company's current expense reimbursement policies. The Company must also provide Ms. Stewart with automobiles and drivers on a basis no less favorable than in effect immediately prior to April 1, 2009 and must also pay for or reimburse her for certain security and communications expenses.

The employment agreement contains customary confidentiality, non-competition, non-solicitation and indemnification provisions. Under the agreement, Ms. Stewart cannot compete with the Company or solicit its employees during her term of employment. In addition, if Ms. Stewart's employment is terminated by the Company for cause or by Ms. Stewart without good reason, the non-competition and non-solicitation restrictions continue for 12 months after the termination of employment. The non-disparagement provisions, which preclude both the Company and Ms. Stewart from making disparaging or derogatory statements about the other in communications that are public or that may be reasonably expected to be publicly disseminated to the press or the media, apply during her term of employment and for two years thereafter in all events.

See "Certain Relationships and Related Person Transactions—Transactions with Martha Stewart" for a discussion of certain payments constituting Other Compensation. See also "Potential Payments Upon Termination or Change in Control" for a discussion of severance payments payable under Ms. Stewart's employment agreement.

EMPLOYMENT AGREEMENT WITH ROBIN MARINO

We executed an agreement with Robin Marino, effective as of June 11, 2008 and extending until December 31, 2011, pursuant to which she currently serves as President and Chief Executive Officer of Merchandising.

The agreement automatically extends for additional 12-month periods thereafter unless either the Company or Ms. Marino provides written notice to the other of its intention not to extend by June 30th before the then-scheduled expiration date. The annual base salary set forth in Ms. Marino's employment agreement was $650,000, subject to increase by the Board. The Compensation Committee increased Ms. Marino's annual salary to $700,000 effective November 1, 2009. In addition, Ms. Marino is eligible for an annual cash bonus of 100% of base salary, with a maximum bonus of 150% of base salary, based on achievement of goals established by the Compensation Committee. For 2010, Ms. Marino received a recognition payment of $50,000. See "Compensation Discussion and Analysis" for a discussion of this payment.

In connection with her employment agreement, Ms. Marino received a restricted stock award of 50,000 shares of our Class A Common Stock and an option to acquire 100,000 shares of our Class A Common Stock. The agreement contemplates that Ms. Marino will continue to participate in our annual stock incentive program and receive awards as determined by the Compensation Committee from time to time. See the Grants of Plan-Based Awards in 2010 table for information on Ms. Marino's equity-based awards in 2010.

Ms. Marino is entitled to participate in our employee benefit plans, policies, programs, perquisites and arrangements that we provide generally to our similarly situated employees (excluding for this purpose Martha Stewart) to the extent she meets the eligibility requirements for any such plan, policy, program, perquisite or arrangement.

The agreement also contains customary confidentiality, non-competition, non-solicitation, non-disparagement and indemnification provisions. Under the agreement, Ms. Marino cannot solicit Company personnel or compete with the Company in connection with her line of business for the 18-month period following termination (unless, in the case of the non-compete, the agreement expires in accordance with its term).

See "Potential Payments Upon Termination or Change in Control" for a discussion of severance and change of control payments payable under Ms. Marino's employment agreement.

EMPLOYMENT AGREEMENT WITH KELLI TURNER

The Company entered into an employment agreement with Kelli Turner on March 24, 2009 pursuant to which she served as the Company's Executive Vice President and Chief Financial Officer. The agreement commenced on March 31, 2009 and had a two-year term. Ms. Turner's employment with the Company terminated effective February 1, 2011. The annual base salary set forth in Ms. Turner's employment agreement was $375,000, subject to increase by the Board. The Compensation Committee increased Ms. Turner's annual salary to $425,000 effective November 1, 2009. In addition, Ms. Turner was eligible for an annual cash bonus with a target of 100% of base salary, based upon, among other criteria, assessment of her performance and overall Company financial performance. For 2010, Ms. Turner received a recognition award of $40,000. See "Compensation Discussion and Analysis" for a discussion of this award and the Grants of Plan-Based Awards in 2010 table for information on Ms. Turner's equity-based awards in 2010.

Ms. Turner was entitled to participate in our employee benefit plans, policies, programs, and arrangements that we provide generally to our similarly situated employees (excluding for this purpose Martha Stewart) to the extent she met the eligibility requirements for any such plan, policy, program, perquisite or arrangement.

The agreement also contained customary confidentiality, non-competition, non-solicitation, non-disparagement and indemnification provisions. Under the agreement, Ms. Turner cannot compete with the Company for the 12-month period following her termination and may not solicit Company personnel for a 24-month period following termination.

COMPENSATION OF PETER HURWITZ

Mr. Hurwitz is not subject to an employment agreement, although he would be entitled to payments in the event of a termination without cause, as set forth under "Potential Payments Upon Termination or Change in Control." Pursuant to his September 1, 2009 offer letter, Mr. Hurwitz received a base salary of $350,000, which salary was increased by the Compensation Committee to $400,000 effective June 7, 2010. In addition, he is eligible for an annual bonus with a target of 70% of base salary. For 2010, Mr. Hurwitz received a recognition award of $35,000. See "Compensation Discussion and Analysis" for a discussion of this award and the Grants of Plan-Based Awards in 2010 table for information on Mr. Hurwitz's equity-based awards in 2010.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END 2010

	Option Awards (1)				Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($) (2)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (2)
Charles Koppelman	25,000		10.61	7/22/2014				
	200,000		28.55	1/24/2015				
	200,000		20.35	10/27/2015				
	7,500		17.31	5/17/2016				
	7,500		18.09	5/17/2017				
	7,500		9.09	5/20/2018				
	396,000	204,000(3)	8.53	9/30/2015				
	137,500	412,500(4)	1.96	2/28/2019				
		100,000(5)	5.48	2/28/2020				
					66,667(3)	294,668		
							200,000(6)	884,000
							70,000(7)	309,400
							100,000(8)	442,000
Kelli Turner	45,000	135,000(9)	2.66	3/31/2019				
		50,000(9)	5.48	2/28/2020				
							40,000(9)	176,800
							50,000(9)	221,000
Martha Stewart	150,000		15.90	2/15/2012				
	495,000	255,000(10)	7.04	3/02/2015				
	212,500	637,500(4)	1.96	2/28/2019				
		300,000(5)	5.48	2/28/2020				
Robin Marino	198,000	102,000(10)	7.04	3/02/2015				
	66,000	34,000(3)	8.53	9/30/2015				
	82,500	247,500(4)	1.96	2/28/2019				
		70,000(5)	5.48	2/20/2020				
					5,100(11)	22,542		
					17,000(3)	75,140		
							70,000(7)	309,400
							70,000(8)	309,400
Peter Hurwitz	25,000	75,000(12)	5.80	9/30/2019				
		20,000(5)	5.48	2/28/2020				
							29,500(8)	130,390

(1) Options are granted at an exercise price equal to the fair market value on the date of grant. Under the Martha Stewart Living Omnimedia, Inc. Amended and Restated 1999 Employee Stock Incentive Plan, fair market value is defined as the closing price of Class A Common Stock on the last business day before the grant. Under the Omnibus Plan, fair market value is defined as the closing price of Class A Common Stock on the date of grant.

(2) Market value is calculated by multiplying the number of shares that have not vested by $4.42, the closing market price of the Class A Common Stock on December 31, 2010.

(3) These shares will vest on October 1, 2011.

(4) One-third of the shares vested on March 1, 2011. An additional one-third will vest on March 1, 2012 and March 1, 2013.

(5) Twenty-five percent of the shares vested on March 1, 2011. An additional 25% will vest on each of March 1, 2012, March 1, 2013 and March 1, 2014.

(6) Of these shares, 100,000 will vest if and only if the fair market value of the Class A Common Stock is at least $15 on each of the immediately preceding 60 consecutive trading days and 100,000 shares will vest if and only if the fair market value is at least $25 on each of the immediately preceding 60 consecutive trading days.

(7) These PRSUs were to have vested, if at all on December 31, 2011; as a result of the 2011 modification they will now will vest on March 1, 2012.
(8) These PRSUs will vest on March 1, 2013.
(9) Award cancelled on Ms. Turner's termination, February 1, 2011.
(10) These shares will vest on August 15, 2011.
(11) These shares vested on February 6, 2011.
(12) One-third of the shares will vest on each of October 1, 2011, October 1, 2012 and October 1, 2013.

OPTION EXERCISES AND STOCK VESTED DURING 2010

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($) (1)
Charles Koppelman	—	—	66,666	316,664
Robin Marino	—	—	34,379	181,366

(1) Value realized was calculated by multiplying (i) the number of shares vested by (ii) the closing price of the Class A Common Stock on the date of vesting.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The tables below show certain potential payments that would have been made to an NEO had a termination hypothetically occurred on December 31, 2010 under various scenarios, or had a change in control hypothetically occurred on December 31, 2010. In accordance with SEC rules, the potential payments were determined under the terms of each NEO's respective employment agreement, if any. The terms of these agreements, including the obligations of the NEOs in respect of non-competition, non-solicitation and non-disparagement following termination, are detailed above under "Executive Compensation Agreements" above.

The tables do not include the value of vested but unexercised stock options as of December 31, 2010. The Benefit Continuation expense was calculated using COBRA rates for medical, dental, vision and life insurance coverage as in effect on December 31, 2010, except where otherwise specified. The footnotes to the tables describe the assumptions used in estimating the amounts set forth in the tables. Because the payments to be made to an NEO or the value of accelerated equity awards depend on several factors, the actual amounts to be paid out or the value received upon an NEO's termination of employment or upon a change in control can only be determined at the time of the event. In all events of termination, an NEO is entitled to earned but unpaid salary, benefits (including accrued vacation) and unreimbursed business expenses through the date of termination. This table assumes that our pay period ended on, and included pay for, December 31, 2010, and that there was no accrued vacation at such date. Ms. Turner's employment with the Company terminated effective February 1, 2011, and she received no payments as a result.

			Value of Accelerated Equity Awards (2)		
Charles Koppelman: (1)	Cash Severance ($)	Benefit Continuation ($)	Options ($)	Restricted Stock and RSUs ($) (3)	Total ($)
Change in Control	—	—	1,014,750	294,668	1,309,418
Termination by Company without "cause"/by employee for "good reason" (4)	1,485,000	6,606	1,014,750	294,668	2,801,024
Termination for cause	—	—	—	—	—
Disability			—	—	—
Death	—	—	—	—	—
All other	—	—	—	—	—

			Value of Accelerated Equity Awards (2)		
Kelli Turner: (1)	Cash Severance ($)	Benefit Continuation ($)	Options ($)	Restricted Stock and RSUs ($)	Total ($)
Change in Control	—	—	237,600	—	237,600
Termination by Company without "cause"/by Employee for good reason (5)	106,250	—	—	—	106,250
Termination for cause	—	—	—	—	—
Disability			—	—	—
Death	—	—	—	—	—
All other	—	—	—	—	—

(See footnotes on following page)

Martha Stewart:	Cash Severance ($)	Benefit Continuation ($)	Value of Accelerated Equity Awards (2)		Total ($)
			Options ($)	Restricted Stock and RSUs ($)	
Change in Control	—	—	1,568,250	—	1,568,250
Termination by Company without "cause"/by employee for "good reason" (6)	8,000,000	16,691	—	—	8,016,691
Termination for cause	—	—	—	—	—
Disability	2,500,000	—	—	—	2,500,000
Death	2,500,000	—	—	—	2,500,000
All other	—	—	—	—	—

Robin Marino: (1)	Cash Severance ($)	Benefit Continuation ($)	Value of Accelerated Equity Awards (2)		Total ($)
			Options ($)	Restricted Stock and RSUs ($) (3)	
Change in Control	—	—	608,850	97,682	706,532
Termination by Company without "cause"/by employee for "good reason" (7)	1,050,000	8,766	608,850	97,682	1,765,297
Termination for cause	—	—	—	—	—
Disability			—	22,542	22,542
Death	—	—	—	22,542	22,542
All other	—	—	—	—	—

Peter Hurwitz:	Cash Severance ($)	Benefit Continuation ($)	Value of Accelerated Equity Awards (2)		Total ($)
			Options ($)	Restricted Stock and RSUs ($) (3)	
Change in Control	—	—	—	—	—
Termination by Company without "cause" (8)	680,000	—	—	—	—
Termination by employee for "good reason"	—	—	—	—	—
Termination for cause	—	—	—	—	—
Disability	—	—	—	—	—
Death	—	—	—	—	—
All other	—	—	—	—	—

(1) The employment agreements for Mr. Koppelman and Ms. Marino provide for, and that of Ms. Turner provided for, a pro rata bonus, for the year of termination if performance targets are met and bonuses are paid to similarly situated executives, with such bonuses to be paid at the time such other bonuses are paid, such that no additional bonus amount would have been payable to these individuals as of December 31, 2010.

(2) Based on the closing stock price of the Class A Common Stock on December 31, 2010 of $4.42. The value of the options is the difference between $4.42 and the applicable exercise price. Options with exercise prices that exceeded the closing price would not result in a benefit had the vesting of these options been accelerated, and therefore such options are not included in the table.

(3) If the January 2011 modifications of the 2009 PRSUs and 2010 PRSUs were assumed to have occurred prior to December 31, 2010, Mr. Koppelman would have received an additional $442,000 on a change in control and an additional $154,700 on a termination by Company without "cause"/by employee for "good reason." Ms. Marino and Mr. Hurwitz would have received an additional $309,400 and $130,390, respectively, on a change in control.

(4) Under Mr. Koppelman's employment agreement, he would have been entitled to receive a lump-sum payment equal to 18 months of salary, immediate vesting of any unvested option, restricted stock and RSU awards (but not performance shares); and continuation of coverage under our health insurance plan for two years at the active employee rate, or less if Mr. Koppelman obtains subsequent employer-provided coverage; in all cases subject to his execution of a release in favor of the Company.

(5) Under Ms. Turner's employment agreement, she would have been entitled to receive continued payment of base salary for the remainder of her employment term (through March 31, 2011).

(6) Under Ms. Stewart's employment agreement, in the event of her death, the Company remains obligated to pay the talent compensation (less long-term disability payments) until March 31, 2012. If she is disabled, the talent compensation continues unless the agreement is terminated, in which event the Company remains obligated to pay the talent compensation (less long-term disability payments) until March 31, 2012. (Amounts in the table reflect the full talent compensation without reduction.) Also, under Ms. Stewart's employment agreement, if the Company terminates her employment without cause or she terminates her employment for good reason, she would be entitled to a lump-sum payment equal to the sum of: (a) talent compensation and accrued vacation pay (which for purposes of this table we are assuming is zero) through the date of termination, (b) $3,000,000, and (c) the higher of (1) $5,000,000 or (2) three times the highest annual bonus paid with respect to any fiscal year beginning during the term of the agreement. In such cases, the Company must also continue to provide Ms. Stewart for the greater of the remaining term of the agreement or three years following the date of termination, the same medical, hospitalization, dental and life insurance coverage to which she was otherwise entitled under the agreement. Upon a termination by the Company without cause or her termination for good reason, the Company would also be required to continue to provide Ms. Stewart with the use of automobiles and drivers and to provide her with offices and assistants for three years.

    The above table does not include any value for use of automobiles and drivers, offices and assistants by Ms. Stewart for a three-year period following such a termination, or payments that would result from the simultaneous termination of the Intangible Asset License Agreement and the Intellectual Property License Agreement. For more information, see "Certain Relationships and Related Person Transactions—Transactions with Martha Stewart."

(7) Under Ms. Marino's employment agreement, she would have been entitled to receive a lump-sum payment of 18 months of salary and immediate vesting of unvested option, restricted stock and RSU awards (other than the March 2008 option award). Ms. Marino also would receive continuation of coverage under our health insurance plan for up to 18 months at the active employee rate, or less if Ms. Marino obtains subsequent employer-provided coverage; in all cases subject to her execution of a release in favor of the Company.

(8) Under Mr. Hurwitz's offer letter, he would have been entitled to receive a lump-sum payment of one year's salary and a full one year's bonus, subject to his execution of a release in favor of the Company.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table presents, as of March 24, 2011 (unless otherwise noted), information relating to the beneficial ownership of our common stock by (1) each person known by us to own beneficially more than 5% of the outstanding shares of either class of our common stock, (2) each of our directors, (3) each of the NEOs and (4) all of our current executive officers and directors as a group. Except as otherwise indicated, the address of each is 601 West 26th Street, New York, New York 10001.

Under the rules of the SEC, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. Except as otherwise indicated, each person has sole voting and investment power over the shares shown in this table. A person is also deemed to be the beneficial owner of any securities with respect to which that person has the right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be beneficial owner of the same securities. Additionally, we have assumed the conversion of shares of Class B Common Stock into shares of Class A Common Stock for purposes of listing each of the Ms. Stewart's and the Martha Stewart Family Limited Partnership's ownership of Class A Common Stock (and all directors and executive officers as a group), but not in calculating the percentage of Class A Common Stock for any other holder or for calculating Martha Stewart's and the Martha Stewart Family Limited Partnership's ownership of Class B Common Stock.

Shares of Class B Common Stock may be converted on a one-for-one basis into shares of Class A Common Stock at the option of the holder. The percentage of votes for all classes is based on one vote for each share of Class A Common Stock and ten votes for each share of Class B Common Stock.

Name	Class A Common Stock		Class B Common Stock		% Total Voting Power
	Shares	%	Shares	%	
Martha Stewart	28,099,241(1)	50.0	26,067,961	100.0	90.3(2)
Alexis Stewart	28,043,862(3)	49.9	26,067,961	100.0	90.3(2)
Martha Stewart Family Limited Partnership	26,151,295(4)	47.5	26,067,961	100.0	90.0(2)
Royce & Associates, LLC	1,956,150(5)	6.7	—	—	
BlackRock, Inc.	1,693,900(6)	5.8	—	—	*
Charles Koppelman	1,534,580(7)	5.1	—	—	*
Charlotte Beers	107,974(8)	*	—	—	*
Frederic Fekkai	57,183(9)	*	—	—	*
Arlen Kantarian	96,163(10)	*	—	—	*
William Roskin	85,073(11)	*	—	—	*
Claudia Slacik	8,352	*	—	—	
Todd Slotkin	86,729(12)	*	—	—	*
Kelli Turner	12,736(13)	*	—	—	*
Robin Marino	531,783(14)	1.8	—	—	*
Peter Hurwitz	32,485(15)	*	—	—	*
All directors and executive officers as a group (11 persons)	30,689,368(16)	53.0	26,067,961	100.0	90.7

* The percentage of shares or voting power beneficially owned does not exceed 1%.

(1) These shares include (i) 4,100 shares of the Class A Common Stock held by Ms. Stewart, (ii) 1,145,000 shares of the Class A Common Stock that are subject to exercisable options and (iii) 29,816 shares of Class A Common Stock held by the Martha Stewart 1999 Family Trust, of which Ms. Stewart is the sole trustee and as to which she has sole voting and dispositive power. These shares also include (a) 83,334 shares of Class A Common Stock held by the Martha Stewart Family Limited Partnership ("MSFLP"), of which Ms. Stewart is the sole general partner, (b) 26,067,961 shares of the Class B Common Stock, each of which is convertible at the option of the holder into one share of the Class A Common Stock, and all of

which are held by MSFLP, (c) 37,270 shares of Class A Common Stock held by the Martha Stewart 2000 Family Trust, of which Ms. Stewart is a co-trustee and (d) 10,648 shares of Class A Common Stock held by M. Stewart, Inc., the general partner of Martha Stewart Partners, L.P., of which Ms. Stewart is the sole director and as to which she has shared voting and dispositive power. In addition, Martha Stewart may be deemed to beneficially own 721,112 shares of Class A Common Stock held by the Martha and Alexis Stewart Charitable Foundation, for which Martha Stewart is a co-trustee and as to which she shares voting and dispositive power.

(2) Assumes no shares of Class B Common Stock are converted into shares of Class A Common Stock. Total voting power of the Company consists of all outstanding shares of Class A Common Stock (having one vote per share) and all outstanding Class B Common Stock (having 10 votes per share).

(3) Includes 1,105 shares of Class A Common Stock and 21,250 shares subject to exercisable options, owned directly by Alexis Stewart, as to which she has sole voting and dispositive power. In addition, Alexis Stewart may be deemed to beneficially own 721,112 shares of Class A Common Stock held by the Martha and Alexis Stewart Charitable Foundation, for which Alexis Stewart is a co-trustee and as to which she shares voting and dispositive power. Ms. Alexis Stewart may also be deemed to beneficially own 27,300,395 shares of Class A Common Stock pursuant to (i) a revocable proxy, dated as of October 6, 2004, whereby Martha Stewart appointed Alexis Stewart as her true and lawful proxy, attorney-in-fact and agent with respect to all of the securities of the Company that are owned by Martha Stewart from time to time, and a power of attorney, dated as of October 6, 2004, whereby MSFLP appointed Alexis Stewart as its true and lawful proxy, attorney-in-fact and agent with respect to all of the securities of the Company that are owned by MSFLP from time to time. These shares include the following: (i) 4,100 shares of the Class A Common Stock held by Martha Stewart, (ii) 1,145,000 shares of Class A Common Stock owned by Martha Stewart that are subject to exercisable options, (iii) 83,334 shares of Class A Common Stock, all of which are owned by MSFLP and indirectly owned by Martha Stewart as the sole general partner of MSFLP and (iv) 26,067,961 shares of the Class B Common Stock, each of which is convertible at the option of the holder into one share of Class A Common Stock, and all of which are owned by MSFLP and indirectly owned by Martha Stewart as the sole general partner of MSFLP and as to all of which she is deemed to share voting and dispositive power.

(4) Consists of (i) 26,067,961 shares of the Class B Common Stock, each of which is convertible at the option of the holder into one share of the Class A Common Stock, and all of which are held by MSFLP, and (ii) 83,334 shares of Class A Common Stock, all of which are owned by MSFLP and indirectly owned by Martha Stewart as the sole general partner of MSFLP and as to which MSFLP is deemed to share voting and dispositive power. Our policy governing transactions in our securities by directors, officers or employees permits our officers, directors and certain other persons to enter into trading plans complying with Rule 10b 5-1 under the Exchange Act. We have been advised that on May 13, 2010, MSFLP entered into such a trading plan.

(5) Based on a Schedule 13G filed on January 14, 2011. The address of Royce & Associates, LLC is 745 Fifth Avenue, New York, NY 10151.

(6) Based on a Schedule 13G/A filed on February 2, 2011. The address of BlackRock, Inc. is 40 East 52nd Street, New York, NY 10022.

(7) Consists of 391,080 shares of Class A Common Stock and options to acquire 1,143,500 shares of Class A Common Stock that are exercisable or will become exercisable within 60 days. Of such shares, 400,000 shares of Class A Common Stock are pledged to secure a loan.

(8) Consists of 44,224 shares of Class A Common Stock and options to acquire 63,750 shares of Class A Common Stock that are exercisable or will become exercisable within 60 days.

(9) Consists of 30,009 shares of Class A Common Stock and options to acquire 27,174 shares of Class A Common Stock that are exercisable or will become exercisable within 60 days.

(10) Consists of 42,323 shares of Class A Common Stock and options to acquire 53,840 shares of Class A Common Stock that are exercisable or will become exercisable within 60 days.

(11) Consists of 31,589 shares of Class A Common Stock and options to acquire 53,484 shares of Class A Common Stock that are exercisable or will become exercisable within 60 days.

(12) Consists of 22,979 shares of Class A Common Stock and options to acquire 63,750 shares of Class A Common Stock that are exercisable or will become exercisable within 60 days.
(13) Assumes no sales or purchases of Class A Common Stock by Ms. Turner subsequent to her termination of employment.
(14) Consists of 85,283 shares of Class A Common Stock and options to acquire 446,500 shares of Class A Common Stock that are exercisable or will become exercisable within 60 days.
(15) Consists of 3,485 shares of Class A Common Stock and options to acquire 29,000 shares of Class A Common Stock that are exercisable or will become exercisable within 60 days.
(16) Includes the rights to acquire 28,895,923 shares of Class A Common Stock as of March 24, 2011 or within 60 days.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our executive officers and directors, and persons who own more than 10% of a registered class of our equity securities, to file initial statements of beneficial ownership (Form 3) and statements of changes in beneficial ownership (Forms 4 and 5) of our common stock with the SEC. Such persons are required by the SEC rules to furnish us with copies of all such forms they file. Based solely on a review of the copies of such forms furnished to us and/or written representations that no additional forms were required, we believe that all our officers, directors and greater than 10% beneficial owners timely filed all such required forms with respect to 2010 transactions.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

POLICIES AND PROCEDURES REGARDING TRANSACTIONS WITH RELATED PERSONS

Historically, including in 2010, we have had our officers, directors and significant stockholders answer a questionnaire asking them if they knew of any transactions related to the Company from which parties related to any such individuals have benefited. Our executives and directors were, and are, prohibited from allowing such relationships to affect the way they perform their duties.

In July 2010, the Company adopted new written related-person transaction policies and procedures to further the goal of ensuring that any related person transaction is properly reviewed, approved or ratified, if appropriate, and fully disclosed in accordance with applicable rules and regulations. The policies and procedures involve the evaluation of any transactions or arrangements between the Company and any related person (including but not limited to directors, director nominees, executive officers, greater than 5% stockholders and the immediate family members of each) or any entity in which any related person is employed, is a general partner or principal or in which such person has a 10% or greater beneficial ownership interest.

Under the related person policies and procedures, the related person or the employee responsible for the proposed related person transaction must notify the Chief Financial Officer or the General Counsel of the facts and circumstances of the proposed transaction with a related person. The Chief Financial Officer or the General Counsel, as applicable, will determine whether the proposed transaction constitutes a related person transaction. For purposes of this determination, a "related person transaction" is any transaction arrangement or relationship in which the Company is a participant and any related person has or will have a direct or indirect interest. If the transaction is determined to be a related person transaction, the Chief Financial Officer or the General Counsel, as applicable, will then determine whether the aggregate amount of such transaction exceeds $9,500. If the proposed transaction does not exceed $9,500, the Chief Financial Officer or the General Counsel, as applicable, may approve the transaction, but must present a list of all such transactions to the Audit Committee at the next regularly scheduled quarterly meeting. If the proposed transaction exceeds $9,500, it will be submitted to the Audit Committee for pre-approval. The Audit Committee will consider all of the relevant facts and circumstances of the proposed transaction in making its determination, including the benefits to the Company, the availability of other comparable products or services, the terms of the proposed transaction and whether the transaction is in the ordinary course of the Company's business. The policies and procedures provide that such transactions will only be approved if they are in, or not inconsistent with, the best interests of the Company. If the transaction involves a member of the Audit Committee, that Audit Committee member will not participate in the action regarding whether to approve or ratify the transaction.

The policies and procedures provide that all related person transactions are to be disclosed in the Company's filings to the extent required by the rules and regulations of the SEC and the NYSE. SEC regulations currently generally require disclosure with respect to transactions in which the Company was or is to be a participant, the amount involved exceeds $120,000 and a related person has a direct or indirect material interest.

TRANSACTIONS WITH MARTHA STEWART

Intangible Asset License Agreement

On June 13, 2008, we entered into an Intangible Asset License Agreement with MS Real Estate Management Company, an entity owned by Ms. Stewart. The Intangible Asset License Agreement is retroactive to September 18, 2007 and has a five-year term.

Pursuant to the Intangible Asset License Agreement, we pay an annual fee of $2 million for the perpetual, exclusive right to use Ms. Stewart's lifestyle intangible asset in connection with Company products and services and to access various real properties owned by Ms. Stewart during the term of the agreement. Typically, we make the yearly payment of $2 million on or about September 15 of each year; however, we amended the agreement such that for 2010, we made one payment of $950,000 on February 9, 2010 and one payment of $1 million on September 15, 2010, for a total payment of $1.95 million in lieu of $2 million. MS Real Estate Management Company is responsible, at its expense, to maintain, landscape and garden the properties in a manner consistent with past practices; provided, however that we are responsible for (i) approved business expenses associated with security and telecommunications systems, including security personnel, related to the properties, and (ii) up to $100,000 of approved and documented household expenses. See also the Summary Compensation Table.

The Intangible Asset License Agreement will terminate on any termination of Ms. Stewart's employment. If we terminate Ms. Stewart's employment without cause or she terminates her employment for good reason, each as defined in her employment agreement, we will be required to immediately pay any unpaid fees that would be due through the scheduled termination date of September 18, 2012. If we terminate her for cause or she terminates without good reason, no payments beyond the date of termination are required.

Intellectual Property License Agreement

We entered into an Intellectual Property License and Preservation Agreement with Ms. Stewart dated as of October 22, 1999, pursuant to which Ms. Stewart granted us an exclusive, worldwide, perpetual royalty-free license to use her name, likeness, image, voice and signature for our products and services. We are currently the owner of the primary trademarks employed in our business and, under the agreement, we generally have the right to develop and register in our name trademarks that incorporate the Martha Stewart name, such as Martha Stewart Living, and to use these marks on an exclusive basis in and in connection with our businesses. If Ms. Stewart ceases to control us, we will continue to have the foregoing rights, including the right to use those marks for any new business as long as such new business is substantially consistent with the image, look and goodwill of the licensed marks at the time that Ms. Stewart ceases to control us.

In the event that we terminate Ms. Stewart's employment without cause or she terminates her employment for good reason, each as defined in her employment agreement, the license to existing marks will cease to be exclusive and we will be limited in our ability to create new marks incorporating her name, likeness, image, publicity and signature. In these circumstances, Ms. Stewart would receive the right to use her name in other businesses that could directly compete with us, including with our magazine, television and merchandising businesses. In addition, if Ms. Stewart's employment terminates under these circumstances, Ms. Stewart would receive in perpetuity a royalty of 3% of the revenues we derive from any of our products or services bearing any of the licensed marks. The Intellectual Property License and Preservation Agreement contains various customary provisions regarding our obligations to preserve the quality of the licensed marks and to protect these marks from infringement by third parties. The term of the license is perpetual; however, Ms. Stewart may terminate the license if we fail to make the royalty payments described above.

OTHER RELATIONSHIPS

Ms. Margaret Christiansen, Ms. Stewart's sister-in-law, is a Senior Vice President of the Company and received approximately $198,835 in compensation in 2010, inclusive of equity-based compensation. Alexis Stewart, Ms. Stewart's daughter, and Jennifer Koppelman Hutt, Mr. Koppelman's daughter, have been employed by the Company and have served as co-hosts of a Company television show and a Company radio show. The Company paid Alexis Stewart approximately $407,680 in 2010 and paid Jennifer Koppelman Hutt approximately $350,675 in 2010, in each case inclusive of equity-based compensation. The equity-based compensation in each case consisted of a single option to purchase the Class A Common Stock that was valued for the purposes above using the Black-Scholes option valuation model (the assumptions for which are detailed in Note 9 to our 2010 audited financial statements contained in our Annual Report on Form 10-K).

REPORT OF THE AUDIT COMMITTEE

The primary purpose of the Audit Committee is to assist the Board in monitoring the integrity of the Company's financial statements, the Company's independent auditor's qualifications and independence, the performance of the Company's independent auditor and the Company's compliance with legal and regulatory requirements. The Board, in its business judgment, has determined that all members of the Committee are "independent," as required by listing standards of the NYSE applicable to Audit Committee members.

Management is responsible for the preparation, presentation and integrity of the Company's financial statements, accounting and financial reporting principles and internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. The independent auditor for the Company's 2010 fiscal year, Ernst & Young LLP, was responsible for performing an independent audit of the consolidated financial statements in accordance with generally accepted auditing standards.

In performing its oversight role, the Audit Committee has reviewed and discussed the audited financial statements with management and the independent auditor as specified in its charter. The Audit Committee has also discussed with the independent auditor the matters required to be discussed by Statement on Auditing Standards No. 61, *Communication with Audit Committees*, as amended, as adopted by the Public Company Accounting Oversight Board in Rule 3200T. In addition, the Audit Committee has received the written disclosures and letter from the independent auditor required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the audit committee concerning independence, and has discussed with the independent auditor the independent auditor's independence.

Based on the reviews and discussions described in this report, and subject to the limitations on the role and responsibilities of the Audit Committee referred to in this report and in the charter, the Audit Committee recommended to the Board that the audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2010.

The members of the Audit Committee are not professionally engaged in the practice of auditing or accounting and are not necessarily experts in the fields of accounting or auditing, including in respect of auditor independence. Members of the Audit Committee rely without independent verification on the information provided to them and on the representations made by management and the independent auditor. Accordingly, the Audit Committee's oversight does not provide an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or appropriate internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, the Audit Committee's considerations, efforts and discussions referred to above do not assure that the audit of the Company's financial statements has been carried out in accordance with generally accepted auditing standards, that the financial statements are presented in accordance with generally accepted accounting principles, or that Ernst & Young LLP is in fact "independent."

Members of the Audit Committee

Todd Slotkin (Chairperson)
William Roskin
Claudia Slacik

The Audit Committee report above does not constitute "soliciting material" and will not be deemed "filed" or incorporated by reference into any of our filings under the Securities Act or the Exchange Act that might incorporate our SEC filings by reference, in whole or in part, notwithstanding anything to the contrary set forth in those filings.

INDEPENDENT PUBLIC ACCOUNTANTS

Ernst & Young LLP has served as our independent accounting firm since May 7, 2002. In performing its oversight role, the Audit Committee will review whether to retain Ernst & Young LLP as our independent accounting firm for 2011. A representative of Ernst & Young LLP is expected to be present at the Annual Meeting and will be given an opportunity to make a statement if he or she so chooses and is expected to be available to respond to appropriate questions.

The following table presents fees for professional services rendered by Ernst & Young LLP for the audit of the Company's annual financial statements for each of 2010 and 2009 and the reviews of the financial statements included in the Company's Quarterly Reports on Form 10-Q for those years, and fees billed for audit-related services, tax services and all other services rendered by Ernst & Young LLP for each of fiscal 2010 and 2009.

	2010	2009
Audit fees (1)	$844,700	$896,140
Audit-related fees (2)	33,000	33,000
Tax fees (3)	60,698	97,040
All other fees	—	—

(1) Audit fees include charges for audits of financial statements and internal control over financial reporting.
(2) Principally for audits of the financial statements of the Company's 401(k) employee benefit plan.
(3) Principally for corporate income tax compliance ($49,250 in 2010 and $49,000 in 2009), tax audits ($9,558 in 2010 and $23,800 in 2009) and miscellaneous tax matters ($1,890 in 2010 and $24,240 in 2009).

All audit-related services, tax services and other services performed in 2010 were pre-approved by the Audit Committee, which concluded that the provision of such services by Ernst & Young LLP was compatible with the maintenance of that firm's independence in the conduct of its auditing functions. The Audit Committee's Audit and Non-Audit Services Pre-Approval Policy provides for pre-approval of audit, audit-related and tax services on an annual basis and it also requires separate pre-approval for individual engagements anticipated to exceed pre-established thresholds. The policy authorizes the Audit Committee to delegate to one or more of its members pre-approval authority with respect to permitted services.

PROPOSAL 4

STOCKHOLDER PROPOSAL

Kenneth Steiner of 14 Stoner Avenue, 2M, Great Neck, NY 11021, who owns 4,000 shares of Class A Common Stock, has informed the Company that the following proposal will be presented at the Annual Meeting:

GIVE EACH SHARE AN EQUAL VOTE

RESOLVED: Give Each Share An Equal Vote. Shareholders request that our Board take steps to adopt a plan for all of our company's outstanding stock to have one-vote per share. This would include all practicable steps including encouragement and negotiation with family shareholders to request that they relinquish, for the common good of all shareholders, any preexisting rights, if necessary.

This proposal is not intended to unnecessarily limit our Board's judgment in crafting the requested change in accordance with applicable laws and existing contracts. This proposal is important because certain shares not owned by the general public have super-sized voting power with 10-votes per share compared to one-vote per share for stock publicly owned.

The danger of giving disproportionate power to insiders is illustrated by Adelphia Communications. Adelphia's dual-class voting stock gave the Rigas family control and contributed to Adelphia's participation in "one of the most extensive financial frauds ever to take place at a public company." See Securities and Exchange Commission Litigation Release No. 17627 (July 24, 2002).

The SEC alleged that Adelphia fraudulently excluded more than $2 billion in bank debt from its financial statements and concealed "rampant self-dealing by the Rigas Family." Meanwhile, the price of Adelphia stock collapsed from $20 to 79¢ in two years.

With stock having 10 times more voting power our company takes our public shareholder money but does not let us have an equal voice in our company's management. This includes the shareholder money of institutional investors. Without a voice shareholders with large investments, such as institutional investors, cannot hold management accountable.

The merit of this Equal Shareholder Voting proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm rated our company "D" with "High Governance Risk," "Very High Concern" in Takeover defenses and "High Concern" in Executive Pay—$9 million for Martha Stewart.

Our board was the only significant directorship for 5 of our 7 directors, including our entire Nomination Committee, the Chairman of our Executive Pay Committee and the directors who joined our board in 2009, Arlen Kantarian and Frederic Fekkai. This could indicate a significant lack of current transferable director experience. Charlotte Beers, age 74, chaired our Nomination Committee and attracted our highest negative votes.

It is important that our future directors be well qualified. This issue raises questions about the directors who joined our board in 2009. Mr. Kantarian, who appears to have retired early, and Mr. Fekkai, who had seven hair salons and was bought out.

Please encourage our board to respond positively to this proposal to:

Give Each Share An Equal Vote—Yes on 4.

OUR BOARD RECOMMENDS A VOTE AGAINST PROPOSAL 4.

All of our outstanding shares of Class B Common Stock are beneficially owned by Martha Stewart, our Founder, and our Company bears her name. Our current share capital structure, with both Class A Common Stock and Class B Common Stock outstanding, has been in place since we became a public company in 1999. Each stockholder purchasing a share of Class A Common Stock is aware of this capital structure.

In addition, six of our seven Board members are independent and all must act in the best interests of stockholders in accordance with their duties under Delaware law. We have adopted stringent policies with regard to transactions in which we are a participant and in which "related persons" have a direct or indirect material interest. See "Certain Relationships and Related Person Transactions—Policies and Procedures Regarding Transactions with Related Persons."

Reducing the voting power of the Class B Common Stock would currently result in an event of default under our existing revolving credit agreement unless a waiver could be obtained. That agreement provides a change of control—which is an event of default under the facility—occurs if Martha Stewart and certain related entities fail to have direct or indirect beneficial ownership of more than 50% of the voting interest in our common stock. Entitling our Class B Common Stock to only one vote would drop the current percentage of the voting interest Ms. Stewart and such entities represent from above 80% to below that 50% threshold. This would not be in the best interests of the Company.

OUR BOARD RECOMMENDS A VOTE AGAINST PROPOSAL 4.

ANNUAL REPORTS

Upon written request to the Corporate Secretary, Martha Stewart Living Omnimedia, Inc., 601 West 26th Street, New York, New York 10001, we will provide without charge a copy of our 2010 Annual Report on Form 10-K, including the financial statements and financial statement schedule filed therewith. We will also furnish a requesting stockholder with any exhibit not contained therein upon specific request. Our Annual Report on Form 10-K is not proxy soliciting material.

"HOUSEHOLDING" OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements with respect to two or more stockholders sharing the same address by delivering a single Notice or set of proxy materials addressed to those stockholders. This process, which is commonly referred to as "householding," potentially provides extra convenience for stockholders and cost savings for companies. The Company and some brokers will therefore send a single Notice or set of proxy materials to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker or us that they or we will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive separate proxy solicitation materials or if you are receiving multiple copies of the proxy solicitation materials and wish to receive only one, please notify your broker if your shares are held in a brokerage account, or us if you hold registered shares. You can notify us by sending a written request to the Corporate Secretary, Martha Stewart Living Omnimedia, Inc., 601 West 26th Street, New York, New York 10001, or call us at (212) 827-8000.

PROPOSALS OF STOCKHOLDERS

We currently intend to hold our 2012 Annual Meeting of Stockholders in May 2012. Stockholders who intend to have a proposal considered for inclusion in our proxy materials for presentation at the 2012 Annual Meeting of Stockholders must submit the proposal to us at our principal executive offices, addressed to our Corporate Secretary, no later than December 7, 2011. Assuming that the 2012 Annual Meeting of Stockholders is held no more than 30 days before, and no more than 60 days after, the anniversary date of the Company's 2011 Annual Meeting of Stockholders, stockholders who intend to present a proposal at the 2012 Annual Meeting of Stockholders without inclusion of such proposal in our proxy materials or who intend to nominate a director are required to provide us notice of such proposal or nomination no later than March 20, 2012 or earlier than February 19, 2012. In the event that the date of the 2012 Annual Meeting of Stockholders is more than 30 days before, or more than 60 days after, such anniversary date, notice of any such proposal or director nomination must be provided to us no later than the later of the 60th day prior to the date of the 2012 Annual Meeting of Stockholders or the tenth day following the first public announcement of the date of the meeting or earlier than the close of business on the 90th day prior to the date of the 2012 Annual Meeting. Additionally, stockholders must comply with other applicable requirements contained in our by-laws. We reserve the right to reject, rule out of order or take other appropriate action with respect to any proposal or nomination that does not comply with these and other applicable requirements contained in our by-laws and applicable laws.

OTHER MATTERS

Our Board has no knowledge of any other matters to be presented at the Annual Meeting other than those described herein. If any other business properly comes before the stockholders at the Annual Meeting, however, it is intended that the proxy holders will vote on such matters in accordance with their discretion.

YOUR VOTE IS IMPORTANT. OUR BOARD URGES YOU TO VOTE VIA INTERNET, TELEPHONE OR BY MARKING, DATING, SIGNING AND RETURNING A PROXY CARD.

If you have any questions or need assistance in voting your shares, please contact Martha Stewart Living Omnimedia, Inc. at (212) 827-8455.